Exhibit-T3E-1
OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT
Offer to Exchange 13 1/2 % Senior Priority Notes due 2009
(CUSIP Number 69371Y AC5) for any and all outstanding
13 1/2% Senior Notes due 2009 (CUSIP Number 69371Y AB7) and
Solicitation of Consents to Proposed Amendment to Related Indenture

Exchange Offer and Consent Solicitation

THIS EXCHANGE OFFER AND CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JANUARY 23, 2007, UNLESS EXTENDED OR EARLIER TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”).
          Pac-West Telecomm, Inc. (“we,” “us” or the “Company”) is offering to exchange (the “Exchange Offer”) any and all outstanding 13 1/2% Senior Notes due 2009 (the “Old Notes”) for newly issued 13 1/2% Senior Priority Notes due 2009 (the “New Notes”). The Exchange Offer is being made to all holders of Old Notes (each a “Holder”) as of 5:00 p.m., New York City time, on December 20, 2006 (the “Record Date”). In addition, we are soliciting consents (the “Consent Solicitation”) to an amendment to the Indenture, dated January 29, 1999 (as amended, the “Old Notes Indenture”), among the Company, as issuer, and Wells Fargo (formerly known as Norwest Bank Minnesota N.A.), as indenture trustee (“Old Notes Trustee”) described more fully elsewhere in this Offering Circular (the “Amendment”). Each Holder who properly tenders Old Notes pursuant to the Exchange Offer will be deemed to have consented to the Amendment. As of the Record Date, all of the Old Notes were held through The Depository Trust Company (“DTC”) by participants in DTC (“DTC Participants”), and there was $36,102,000 million in aggregate principal amount of Old Notes outstanding.
          The Exchange Offer and Consent Solicitation are being made upon the terms and subject to the conditions set forth in this Offering Circular and Consent Solicitation Statement (this “Offering Circular”) and the accompanying Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”). Subject to the satisfaction or waiver of specified conditions described in this Offering Circular and the Letter of Transmittal and Consent, we will exchange New Notes for all outstanding Old Notes that are properly tendered by you at any time prior to the Expiration Time and thereafter accepted by us. Each $1,000 of Old Notes so tendered and accepted will be exchanged for an amount of principal of New Notes equal to $1,000 plus the amount of accrued and unpaid interest in respect of such Old Notes through but excluding the date of exchange (rounded up to the nearest $1.00). Holders will not be entitled to a cash payment of accrued and unpaid interest in respect of tendered Old Notes if this Exchange Offer is consummated. As of the Record Date, there was $1,895,355 in aggregate accrued and unpaid interest and $52.50 accrued and unpaid interest in respect of each $1,000 of Old Notes.
          The terms and conditions of the New Notes are substantially identical to the terms and conditions of the Old Notes, except that interest in respect of the New Notes is not payable until maturity and the New Notes Indenture (as defined below) includes a covenant that is intended to prohibit us from paying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes, which, as described more fully elsewhere in this Offering Circular, becomes payable on the same date. In addition, the New Notes Indenture (as defined below) will not reflect the terms of the Amendment, which will apply only to the Old Notes Indenture. The New Notes will be governed by an Indenture, among the Company, as issuer, and Wells Fargo Bank, N.A., as indenture trustee (the “New Notes Trustee”), in the form attached as Exhibit A hereto (the “New Notes Indenture”).
          NONE OF THE COMPANY, ITS BOARD OF DIRECTORS OR THE EXCHANGE AGENT (AS DEFINED BELOW) MAKES ANY RECOMMENDATION IN CONNECTION WITH THIS EXCHANGE OFFER.
          We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the Exchange Offer and Consent Solicitation from the registration requirements of the Securities Act with respect to the exchange of the Old Notes for the New Notes. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the Exchange Offer and Consent Solicitation from state securities law requirements. We have not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the New Notes that may be deemed to be offered by virtue of the Exchange Offer and Consent Solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The Exchange Agent for the Exchange Offer and Consent Solicitation is:
Wells Fargo Bank, N.A.

See “Risk Factors” beginning on Page 16 for a discussion of risks you should consider before tendering your Old Notes.

The date of this Offering Circular and Consent Solicitation Statement is December 21, 2006.

AVAILABLE INFORMATION
          We currently file reports and other information with the Securities and Exchange Commission (the “SEC”). Such reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. For further information about the public reference room, call 1-800-SEC-0330. The SEC also maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, and such website is located at http://www.sec.gov.
          We have not authorized anyone to give you, and you should not rely on, any information or representations other than those contained in this Offering Circular and the Letter of Transmittal and Consent. This Offering Circular and the related Letter of Transmittal and Consent do not constitute a solicitation of consents, an offer to buy or exchange Old Notes or the solicitation of an offer to sell or exchange Old Notes in any circumstances in which that offer or solicitation is unlawful. The information contained in this Offering Circular is current as of the date set forth on the cover page of this document, and you should not presume that the information is current after that date even if we subsequently deliver copies of this Offering Circular or subsequently issue any New Notes pursuant to the Exchange Offer.
IMPORTANT INFORMATION
          In making a decision in connection with the Exchange Offer and Consent Solicitation, Holders must rely on their own examination of the Company and the terms of the Exchange Offer and Consent Solicitation, including the merits and risks involved. Holders should not construe the contents of this Offering Circular or the Letter of Transmittal and Consent as providing any legal, business, financial or tax advice. Each Holder should consult with its own legal, business, financial and tax advisors with respect to any such matters concerning this Offering Circular and the Letter of Transmittal and Consent and the Exchange Offer and Consent Solicitation contemplated thereby.
          Any Holder desiring to tender Old Notes and consent to the Amendment should either (i) complete and sign a Letter of Transmittal and Consent with the certificates evidencing the Old Notes (or confirmation of the transfer of such Old Notes into the account of Wells Fargo Bank, N.A. (“Wells Fargo”), the Exchange Agent for the Exchange Offer and Consent Solicitation (the “Exchange Agent”), with DTC pursuant to the procedures for book-entry transfer set forth herein) and any other required documents, to the Exchange Agent, or (ii) request such Holder’s nominee to effect the transaction for such Holder. If you hold your Old Notes through a broker or other nominee, only that broker or nominee can tender your Old Notes and consent to the Amendment. In that case, you must instruct your broker or nominee to tender your Old Notes and consent to the Amendment if you elect to do so. If you are a DTC Participant and elect to tender book-entry Old Notes and consent to the Amendment pursuant to the Exchange Offer and Consent Solicitation, you may do so through DTC’s Automated Exchange Offer Program (“ATOP”) by following the instructions in this Offering Circular. If you tender and consent through ATOP, you do not need to complete the Letter of Transmittal and Consent.
          A Holder who desires to tender Old Notes and consent to the Amendment and who cannot comply with the procedures set forth herein for tender and consent on a timely basis, or a Holder whose Old Notes are not immediately available, may tender such Old Notes and consent by following the procedures for guaranteed delivery set forth herein. See “Procedures for Tendering Old Notes– and Giving Consents –Guaranteed Delivery Procedures” below.

INCORPORATION BY REFERENCE
          This Offering Circular incorporates by reference the documents listed below that we have previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed with the SEC. These documents contain important information about us and our financial condition. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. We incorporate by reference in this Offering Circular the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Definitive Proxy Statement on Schedule 14A filed on April 27, 2006;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006; and

•	our Current Report on Form 8-K filed on November 21, 2006.
     We also incorporate by reference in this Offering Circular any documents that we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or prior to the Expiration Time.
     You can obtain any of the documents incorporated by reference in this document through us or from the SEC’s web site referred to above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Offering Circular. You can obtain documents incorporated by reference in this Offering Circular by requesting them in writing or by telephone from us at the following address and telephone number:
Pac-West Telecomm, Inc.
1776 W. March Lane, Suite 250
Stockton, California 95207
Attn: Reid Cox
(209) 926-3300
          Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

CAUTIONARY STATEMENTS
          This Offering Circular contains forward-looking statements that are based on management’s expectations and judgments and that are subject to uncertainties, assumptions and risks. Statements that are not historical fact are forward-looking statements. In this Offering Circular, our use of the words “outlook,” “expect,” “anticipate,” “estimate,” “forecast,” “project,” “likely,” “objective,” “plans,” “seeks,” “designed,” “goal,” “target,” “should,” “will,” “would,” “could,” “may,” “scheduled to,” “anticipates” and similar words or phrases is intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and implicate other important factors that could cause the actual results, performance or achievements of the Company, or of the industry in which it operates, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. While these statements represent our current judgments as to what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to a wide variety of factors, including numerous important risk factors that are described in the section captioned “Risk Factors” below.
          Accordingly, you should read this Offering Circular completely and with the understanding that actual future results may be materially different from what we expect. Forward-looking statements speak only to our expectations as of the date of this document and are not guarantees of the future. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention to update any forward-looking statements to reflect events or circumstances arising after the date of this Offering Circular, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included, or incorporated by reference, in this Offering Circular or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. These cautionary statements are being made pursuant to the Securities Act and the Exchange Act, with the intention of obtaining the benefits of the “safe harbor” provisions of such acts.

TABLE OF CONTENTS

SUMMARY	1

CAPITALIZATION AND RATIO OF EARNINGS TO FIXED CHARGES	7

PRO FORMA FINANCIAL INFORMATION	8

RISK FACTORS	16

TERMS AND CONDITIONS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION	25

PROCEDURES FOR TENDERING OLD NOTES AND GIVING CONSENTS	30

DESCRIPTION OF NEW NOTES	34

SELECTED FINANCIAL DATA	36

NOTES TO SELECTED FINANCIAL DATA	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	52

BUSINESS	53

PROPERTIES	64

LEGAL PROCEEDINGS	65

DIRECTORS AND EXECUTIVE OFFICERS	66

SECURITIES LAW MATTERS	70

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES	72

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
Exhibits:
Exhibit A New Notes Indenture
 v

SUMMARY
          The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference into this Offering Circular. Capitalized terms have the meanings given to them elsewhere in this Offering Circular.
The Company
          We are a provider of advanced communications services that enable traditional and next-generation providers, carriers, and service providers to efficiently design, deploy, and deliver integrated communication solutions. In particular, we provide integrated communication solutions that enable communication providers to use our network and services as an alternative to building and maintaining their own network. Our customers include Internet service providers, enhanced communication service providers and other direct providers of communication services to business and residential end-users, collectively referred to as service providers. Prior to commencing our planned national expansion, we received customer traffic in Arizona, California, Nevada, Oregon, Utah, and Washington. We have subsequently placed into service network assets necessary to begin serving customers, and have begun to receive customer traffic, in Alabama, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Michigan, Minnesota, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia, Wisconsin, and Washington, D.C. Additionally, we have state commission authority as a competitive local exchange carrier in Kansas, Louisiana, Massachusetts, Minnesota, Missouri, New Mexico, and Texas. Our planned national expansion contemplates further investment in these markets to complete our network and to support increased levels of network traffic.
          See “Business.”
The Restructuring
          On November 15, 2006, after considering a variety of restructuring alternatives, including seeking in-court protection from creditors, and conducting an extensive search for financing sources, we completed the initial steps of a comprehensive restructuring of our financial obligations (the “Restructuring”), led by an investment and refinancing with Columbia Ventures Corporation, a private investment company focused principally on the domestic and international telecommunications industry (“CVC”). With assistance from our financial advisor, restructuring advisor, and legal counsel, we concluded that the interests of all of our stakeholders, including shareholders, creditors, employees, customers and suppliers, were enhanced by the Restructuring when compared to other alternatives available to us at that time.
          As part of the Restructuring, an affiliate of CVC purchased our former senior secured credit facility from our senior lender, Comerica Bank (“Comercia”), and concurrently with such purchase, the facility was amended and restated to provide, among other things, an increase in the maximum loan commitment. In addition, another affiliate of CVC invested approximately $1.0 million in two series of newly-designated, non-voting, convertible preferred stock, one series of which was issued on November 15, 2006 and the other series of which will be issued upon receipt of shareholder approval of an amendment to our Articles of Incorporation (as defined below) to permit the issuance of the common stock issuable upon conversion of such series of preferred stock. Also, as part of the Restructuring, we reached agreements with each of Merrill Lynch Capital and a key supplier to restructure our respective obligations to each of them.
          The last key aspect of the Restructuring was our receipt of a written commitment from an investment advisor, who represented that it had investment discretion over approximately $21.0 million of the $36.1 million of outstanding principal amount of the Old Notes, to tender such Old Notes into this Exchange Offer for New Notes and consent to the Amendment.
          See “The Restructuring.”

The Exchange Offer and Consent Solicitation

The Company	Pac-West Telecomm, Inc.

The Old Notes	The Exchange Offer and Consent Solicitation is being made with respect to our 13 1/2% Senior Notes due 2009 (CUSIP Number 69371Y AB7). As of the Record Date, there was $36,102,000 in aggregate principal amount of Old Notes outstanding. All Holders of Old Notes who tender their Old Notes for New Notes in the Exchange Offer will be deemed to have consented to the Amendment, and if we receive the Requisite Consent (as defined below), the Old Notes Indenture will be amended by the Amendment. See “Terms and Conditions of the Exchange Offer and Consent Solicitation – Terms of the Consent Solicitation” below.

The New Notes	In the Exchange Offer, we are offering new 13 1/2% Senior Priority Notes due 2009 (CUSIP Number 69371Y AC5), which New Notes are substantially the same as the Old Notes except that interest in respect of the New Notes is not payable until maturity and the New Notes Indenture includes a covenant that is intended to prohibit us from paying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes, which, as described more fully elsewhere in this Offering Circular, becomes payable on the same date. In addition, the New Notes Indenture will not reflect the terms of the Amendment, which will apply only to the Old Notes Indenture. New Notes will be issued in minimum denominations of $1.00. See “Description of New Notes” below.

The Exchange Offer	For each $1,000 principal amount of outstanding Old Notes properly tendered for exchange at or before the Expiration Time, we are offering to exchange an amount of principal of New Notes equal to $1,000 plus the amount of accrued and unpaid interest in respect of such Old Notes through but excluding the date of exchange, rounded up to the next whole dollar to account for minimum denominations of $1.00 for New Notes. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” below.

Purpose of the Exchange Offer	The Exchange Offer is being conducted as part of the Restructuring. The purpose of the Exchange Offer is to offer Holders of Old Notes the opportunity to exchange outstanding Old Notes for New Notes with certain different terms. In particular, under the Old Notes, we are obligated to make interest payments semi-annually in arrears in cash on February 1 and August 1 of each year, with the next such interest payment due on February 1, 2007 and to repay in full all outstanding principal on February 1, 2009. Under the New Notes, interest is not payable until February 1, 2009, the maturity date of the Old Notes, and the date we are obligated to repay in full all outstanding principal under the New Notes. To the extent Old Notes are exchanged for New Notes pursuant to this Exchange Offer, we expect to reduce our cash interest payments prior to maturity of the New Notes, making available additional resources required to execute our business plan and objectives. See “Purpose of the Exchange Offer and Consent Solicitation” below.

The Consent Solicitation	We are soliciting consents to an amendment to the Old Notes Indenture described more fully elsewhere in this Offering Circular. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” below.

Purpose of the Consent Solicitation	The principal purpose of the Consent Solicitation and the Amendment is to eliminate certain aspects of our reporting obligations in the event we were no longer a reporting company under the Exchange Act. We are not presently eligible to cease being a reporting company under the Exchange Act and have no present intention of becoming eligible to do so. However, we would like to prepare for such possibility. See “Purpose of the Exchange Offer and Consent Solicitation” below.

Requisite Consents	Holders of at least a majority in principal amount of the Old Notes outstanding now owned by us or any of our affiliates must consent to the Amendment (the “Requisite Consents”). Each Holder who properly tenders Old Notes pursuant to the Exchange Offer will be deemed to have consented to the Amendment.

Supplemental Indenture	We intend to enter into a supplemental indenture with the Old Notes Trustee (the “Supplemental Indenture”) promptly following receipt of the Requisite Consents. The Supplemental Indenture will become effective upon consummation of the Exchange Offer.

Commitment to Tender and Consent	We have received the written commitment of SMH Capital Advisors, Inc., an investment advisor who represented that it had investment discretion over approximately $21.0 million of the $36.1 million of outstanding principal amount of the Old Notes, to tender such Old Notes into this Exchange Offer for New Notes and consent to the Amendment. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” below.

Expiration Time	The Exchange Offer and Consent Solicitation expires at 5:00 p.m., New York City time, on Tuesday, January 23, 2007, unless otherwise extended. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” below.

Conditions	Completion of the Exchange Offer and Consent Solicitation is conditioned upon, among other things, at least 51% of the aggregate outstanding principal amount of the Old Notes properly tendering into the Exchange Offer, receipt of the Requisite Consents, qualification of the New Notes Indenture under the Trust Indenture Act of 1939, as amended, and the satisfaction of certain other customary conditions. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” below.

Withdrawal of Tenders and Consents	Old Notes tendered in the Exchange Offer and consents given in the Consent Solicitation may not be withdrawn at any time whether tendered or given on or prior to the Expiration Time. If we decide for any reason not to accept any Old Notes tendered for exchange, they will be returned without expense to the tendering Holder, unless specified by the Holder pursuant to special instructions, or, if tendered by a DTC Participant, credited to an account maintained at DTC, in each case, promptly after the expiration or termination of the Exchange Offer. See “Procedures for Tendering Old Notes and Giving Consents–Withdrawal of Tenders and Consents” below.

Procedures for Tender and Consent	Any Holder whose Old Notes are held in physical form, i.e., in certificated form, may tender such Old Notes by submitting to the Exchange Agent at its address set forth on the back cover of this Offering Circular on or prior to the Expiration Time a properly completed Letter of Transmittal and Consent (or a manually signed facsimile thereof) duly executed by the Holder, certificates representing such Old Notes and any other documents required by the Letter of Transmittal and Consent. Any Holder whose Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes should contact such nominee promptly instruct such nominee to tender Old Notes on such beneficial owner’s behalf on or prior to the Expiration Time. Any DTC Participants should electronically transmit their acceptance of the Exchange Offer through ATOP (and thereby tender Old Notes), for which the transaction will be eligible, on or prior to the Expiration Time. Any Holder who tenders Old Notes pursuant to the Exchange Offer will be deemed to have consented to the Amendment. See “Procedures for Tendering Old Notes and Giving Consents” below.

Acceptance of Old Notes and Consents	Subject to our right to reject tenders, we will accept all outstanding Old Notes properly tendered as of the Expiration Time and related consents, and will issue the New Notes promptly after the Expiration Time upon the terms and subject to the conditions in this Offering Circular and the Letter of Transmittal and Consent. We will accept Old Notes for exchange and related consents after the Exchange Agent has received an Agent’s Message (as defined below) and a timely book-entry confirmation of transfer of Old Notes into the Exchange Agent’s DTC account or Old Notes in physical form and a properly completed and executed Letter of Transmittal and Consent, as applicable. Our oral or written notice of acceptance to the Exchange Agent will be considered our acceptance of all properly tendered outstanding Old Notes in the Exchange Offer and related consents. See “Procedures for Tendering Old Notes and Giving Consents” below.

We reserve the right not to accept any of the Old Notes tendered and related consents, and to otherwise interpret or modify the terms of the Exchange Offer and Consent Solicitation, provided that we will comply with applicable laws that may require us to extend the period during which Old Notes may be tendered and related consents given as a result of changes in the terms of or information relating to the Exchange Offer and Consent Solicitation. See “Terms and Conditions of the Exchange Offer and Consent Solicitation” and “Procedures for Tendering Old Notes and Giving Consents” below.

Certain U.S. Tax Considerations	Holders are urged to consult their own tax advisors as to the particular tax consequences applicable to them.

The Company intends to take the position that the exchange of Old Notes for New Notes will not constitute an exchange for U.S. federal income tax purposes. If, consistent with our position, the exchange of Old Notes for New Notes does not constitute an exchange for such purposes, the New Notes will be treated for federal income tax purposes as a continuation of the Old Notes and a tendering Holder generally should recognize no gain or loss.

If the receipt of New Notes for Old Notes were treated as an exchange for federal income tax purposes, we believe that the exchange may constitute a recapitalization for such purposes. In such case, a tendering Holder would not be expected to recognize gain or loss on the exchange but would be required to recognize accrued interest to the extent not already taken into income under the Holder’s regular method of accounting. No assurance can be given that any exchange would qualify as a recapitalization or that any Holder will not be required to recognize gain or loss as a result of the Exchange Offer. If the exchange is treated as a recapitalization or is treated as a taxable exchange for federal income tax purposes, then a tendering Holder might be required to accrue interest income at a significantly different rate on a significantly different schedule than is applicable to the Old Notes. A taxable exchange may also result in a significantly different tax basis and a new holding period in the New Notes.

See “Certain U.S. Federal Income Tax Consequences” below.

Old Notes Remaining Outstanding	If you do not exchange your Old Notes in the Exchange Offer, or if your Old Notes are not accepted for exchange, your Old Notes will, subject to our right to redeem or defease the Old Notes, remain outstanding and will continue to be entitled to all the rights and subject to all the limitations applicable to the Old Notes. In addition, if the Exchange Offer and Consent Solicitation is consummated, your Old Notes would be subject to the terms of the Amendment. Moreover, the liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange and not accepted, could be reduced to the extent that Old Notes are tendered and accepted for exchange in the Exchange Offer. See “Risk Factors—Risks Related to the Exchange Offer, Consent Solicitation and New Notes” and “Risk Factors—Risks Related to Retention of the Old Notes” below.

Risk Factors	Each Holder should carefully consider the risk factors associated with the Exchange Offer. See “Risk Factors” below.

The Exchange Agent	Wells Fargo Bank, N.A. See “The Exchange Agent” below.

Further Information	Questions and requests for additional copies of this Offering Circular and the Letter of Transmittal and Consent may be directed to the Company at the telephone numbers and addresses set forth on the back cover of this Offering Circular.
Summary of Terms of the New Notes
          The terms and conditions of the New Notes are substantially identical to the terms and conditions of the Old Notes, except that interest in respect of the New Notes is not payable until maturity and the New Notes Indenture includes a covenant that is intended to prohibit the Company from paying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes, which, as described more fully elsewhere in this Offering Circular, becomes payable on the same date. In addition, the New Notes Indenture will not reflect the terms of the Amendment, which will apply only to the Old Notes Indenture.

New Notes	13 1/2% Senior Priority Notes due 2009.

Maturity Date	February 1, 2009.

Interest	Interest on the New Notes will accrue at a rate of 13 1/2% per annum payable in cash upon maturity.

Form of New Notes	Unless you hold your Old Notes in physical form, i.e., certificated form, the New Notes you receive in exchange for Old Notes tendered and accepted in the Exchange Offer will be represented by one or more permanent global securities in bearer form deposited with Wells Fargo, as book entry agent, for the benefit of DTC. In such case, you will not receive New Notes in certificated form. Instead, beneficial interests in the New Notes will be shown on, and transfers of these will be effected only through, records maintained in book-entry form by DTC with respect to DTC Participants.

If you hold your Old Notes in physical form, the New Notes you receive in exchange for Old Notes tendered and accepted in the Exchange Offer will be issued to you in physical form. Such New Notes will be registered in your name in the records maintained by the New Notes Trustee as registrar under the New Notes Indenture.

Ranking	The New Notes:

o are general unsecured obligations;

o rank equal in right of payment with all our existing and future unsecured senior indebtedness, with the exception that the New Notes Indenture includes a covenant that is intended to prohibit us from repaying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes, which, as described more fully elsewhere in this Offering Circular, becomes payable on the same date as outstanding principal under the Old Notes; and

o effectively rank junior to all of our secured indebtedness, including the Senior Secured Credit Facility (as defined in “The Restructuring” below), to the extent of the value of the assets securing such indebtedness.

Optional Redemption by the Company	We may redeem some or all of the New Notes at any time at 100% of the principal amount of the New Notes. See “Description of the New Notes—Optional Redemption” below.

Mandatory Redemption	We are not required to make mandatory redemption payments with respect to the New Notes.

Events of Default	The following are events of default under the New Notes Indenture:

o the Company defaults for 30 days in the payment when due of interest on the New Notes;

o the Company defaults in the payment when due of principal of or premium, if any, on the New Notes; or

o events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries, as specified in the New Notes Indenture.

CAPITALIZATION AND RATIO OF EARNINGS TO FIXED CHARGES
          The following tables set forth our capitalization as of September 30, 2006 and our Ratio of Earnings to Fixed Charges for the nine months ended September 30, 2006: (1) on an unaudited actual basis; and (2) on an unaudited pro forma basis to give effect to the Exchange Offer (assuming 60% of the aggregate outstanding principal amount of the Old Notes is tendered and accepted in the Exchange Offer), the sale of preferred stock to CVC as part of the Restructuring, the conversion of such preferred stock into common stock at the initial conversion ratio, the Merrill Lynch Restructuring Agreement (as defined below), the refinancing of the Company’s senior credit facility and the settlement with respect to our obligations to Tekelec all as further described in “The Restructuring” below. This table should be read in conjunction with the “Unaudited Pro Forma Financial Data” and “Selected Financial Data” and the related notes thereto, and our financial statements, including related notes thereto, included elsewhere with this Offering Circular.
Capitalization

	September 30, 2006
	Actual	Pro Forma
	(unaudited)
	(in thousands)
Cash and cash equivalents	$21,738	$22,738

Total debt (including current maturities):
New Notes	—	21,000
Old Notes	36,102	15,102
Notes payable and capital lease obligations	16,972	16,311

Total debt	53,074	52,413

Stockholders’ equity:
Preferred stock	—	—
Common stock	37	916
Additional paid-in capital	191,373	192,346
Accumulated deficit	(180,496)	(179,371)
Accumulated other comprehensive gain	43	43

Total stockholders’ equity	10,957	13,934

Total capitalization	$64,031	$66,347

Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30, 2006
	Actual		Pro Forma
	(unaudited)
	(in thousands)
Income from continuing operations before income taxes	$(2,893)		$(3,559)
Add fixed charges, excluding capitalized interest	11,246		$11,902

Total earnings from continuing operations before income taxes and fixed charges	$8,353		$8,343

Fixed Charges:
Total interest expense	$4,957		$5,613
Interest portion of rental expense	6,289		6,289

Total fixed charges	$11,246		$11,902

Ratio of earnings to fixed charges	0.7	(a)	0.7	(b)

(a)	Our earnings for the nine months ended September 30, 2006 were inadequate to cover fixed charges by $2.9 million.

(b)	Our pro forma earnings for the nine months ended September 30, 2006 would have been inadequate to cover fixed charges by $3.6 million.

PRO FORMA FINANCIAL INFORMATION
          The following unaudited pro forma condensed balance sheet as of September 30, 2006 (i) on an actual unaudited basis and (ii) on an unaudited pro forma basis to give effect to the Exchange Offer (assuming 60% of the aggregate outstanding principal amount of the Old Notes is tendered and accepted in the Exchange Offer), the sale of preferred stock to CVC as part of the Restructuring, the conversion of such preferred stock into common stock at the initial conversion ratio, the refinancing of our senior credit facility, the settlement with respect to our obligations to Tekelec and the restructuring of our obligations pursuant to the Merrill Lynch Restructuring Agreement (as defined below), in each case, as if it had occurred on and as of September 30, 2006. The unaudited pro forma financial data is based upon assumptions that we believe are reasonable and should be read in conjunction with the “Selected Financial Data” and the related notes thereto, and our financial statements, including the related notes thereto, included in this Offering Circular. The unaudited pro forma condensed balance sheet data does not purport to represent what such results will be for any future periods.
Pac-West Telecomm, Inc.
Unaudited Pro Forma Condensed Balance Sheet Data
September 30, 2006
(In thousands except share and per share data)

	Historical	Adjustments		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$21,738	$1,000	(d)	22,738
Trade accounts receivable, net of allowances of $1,034 and $368 at September 30, 2006 and December 31, 2005, respectively	13,770	—		13,770
Prepaid expenses and other current assets	3,289	582	(c)	3,871

Total current assets	38,797	1,582		40,379
Property and equipment, net	43,068	—		43,068
Other assets, net	787	1,233	(c)	2,020

Total assets	$82,652	$2,815		$85,467

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,939	$610	(a)(c)(d)	$11,549
Current obligations under notes payable and capital leases	5,404	(701	)(b)	4,703
Accrued liabilities	7,547	(111	)(b)	7,436

Total current liabilities	23,890	(202)		23,688
New Notes		21,000	(f)	21,000
Old Notes	36,102	(21,000	)(f)	15,102
Notes payable and capital leases, less current portion	11,568	40	(b)	11,608
Other liabilities, net	135	—		135

Total liabilities	71,695	(162)		71,533

Stockholders’ Equity:
Preferred stock, no par value, 600,000 shares authorized; none issued and outstanding	—	—		—
Series B-1 preferred stock, $.001 par value; 100,000 shares authorized, none issued and outstanding	—	—	(d)	—
Series B-2 preferred stock, $.001 par value; 1,500,000 shares authorized, none issued and outstanding	—	—	(d)	—
Common stock, $.001 par value; 100,000,000 shares authorized, 37,667,528 shares issued and outstanding at September 30, 2006	37	—		37
Common stock, $.001 par value; 879,117,000 shares authorized, 879,117,000 shares issued and outstanding at September 30, 2006	—	879	(d)	879
Additional paid-in capital	191,373	973	(d)	192,346
Accumulated deficit	(180,496)	1,125	(e)	(179,371)
Accumulated other comprehensive gain	43	—		43
Total stockholders’ equity	10,957	2,977		13,934

Total liabilities and stockholders’ equity	$82,652	$2,815		$85,467

PRO FORMA FINANCIAL INFORMATION – (Continued)
Notes to Unaudited Pro Forma Condensed Balance Sheet Data
September 30, 2006
a)	Reflects an adjustment of $1,378,000 resulting from the restructuring of approximately $1,913,000 million of our obligation to Tekelec, one of our key suppliers, and as part of the Restructuring, we paid Tekelec $535,000 to settle in full.
b)	We entered into the Senior Secured Credit Facility with Pac-West Funding Company LLC, an affiliate of CVC, to refinance and restate in its entirety our outstanding obligations to Comerica. This transaction resulted in the following pro forma adjustments:
•	elimination of Comerica debt at September 30, 2006 ($701,000 short-term; $8,766,000 long-term);

•	addition of Senior Secured Credit Facility ($8,806,000 long-term) at the transaction date;

•	elimination of $69,000 of interest accrued as of September 30, 2006; and

•	elimination of $42,000 of financing fees as of September 30, 2006 associated with Comerica.
c)	Reflects costs incurred associated with the Senior Secured Credit Facility, the New Notes and the Merrill Lynch Restructuring Agreement that resulted in a pro forma adjustment for new deferred financing costs ($596,000 short-term and $1,244,000 long-term) and the elimination of unamortized financing fees associated with the Comerica debt ($25,000).
d)	We entered into a purchase agreement with Pac-West Acquisition Company LLC, an affiliate of CVC, and issued 48,158 shares of Series B-1 preferred stock and agreed to issue 830,959 shares of Series B-2 preferred stock in exchange for $1.0 million in cash. We incurred $148,000 in costs associated with the issuance of the preferred stock. The Unaudited Pro Forma Condensed Balance Sheet Data assumes that the B-2 preferred stock is issued, and the Series B-1 and B-2 preferred stock were was converted into 879,117,000 shares of common stock as contemplated under the agreement at a conversion price of $0.001137505 per share. As the conversion price was less than the fair value of the common stock, the Company determined that the preferred stock contained a beneficial conversion feature. As a result, the Company recorded a deemed dividend of $1 million in conjunction with the conversion.

e)	Accumulated deficit has been adjusted for notes (a) through (d) above.
f)	We entered into a letter agreement with SMH Capital Advisors, Inc., an investment advisor who has represented that it has investment discretion with respect to approximately $21,000,000 in outstanding principal amount of the Old Notes, pursuant to which such advisor has agreed to exchange all such Old Notes for New Notes and consent to the Amendment as part of this Exchange Offer. This pro forma adjustment reflects such expected exchange.

PRO FORMA FINANCIAL INFORMATION – (Continued)
     The following unaudited pro forma condensed statement of operations for the nine months ended September 30, 2006 (i) on an actual basis and (ii) on an unaudited pro forma basis to give effect to the Exchange Offer (assuming 60% of the aggregate outstanding principal amount of the Old Notes is tendered and accepted in the Exchange Offer), the sale of preferred stock to CVC as part of the Restructuring, the conversion of such preferred stock into common stock at the initial conversion ratio, the refinancing of our senior credit facility and the restructuring of our obligations pursuant to the Merrill Lynch Restructuring Agreement (as defined below), in each case, as if it had occurred on January 1, 2006. The unaudited pro forma financial data is based upon assumptions that we believe are reasonable and should be read in conjunction with the “Selected Financial Data” and the related notes thereto, and our financial statements, including the related notes thereto, included in this Offering Circular. The unaudited pro forma condensed statement of operations data does not purport to represent what such results will be for any future periods.
Pac-West Telecomm, Inc.
Unaudited Pro Forma Condensed Statement of Operations Data
For the Nine Months Ended September 30, 2006
(In thousands except per share data)

	Historical	Adjustments		Pro Forma
Revenues	$72,827	$—		$72,827

Costs and Expenses:
Network expenses (exclusive of depreciation shown separately below)	29,711	—		29,711
Selling, general and administrative	39,987	10	(a)	39,997
Reimbursed transition expenses	(7,171)	—		(7,171)
Depreciation and amortization	8,925	—		8,925
Restructuring charges, net of reversals	254	—		254

Total operating expenses	71,706	10		71,716

Income (loss) from operations	1,121	(10)		1,111

Interest expense, net	4,328	656	(b)	4,984
Other (income) expense, net	(314)	—		(314)

Income (loss) before income taxes	(2,893)	(666)		(3,559)

Income tax (benefit) expense	(118)	—		(118)

Net income (loss)	$(2,775)	$(666)		$(3,441)

Basic income (loss) per share	$(0.07)	—	(c)	$(0.00)
Diluted income (loss) per share	$(0.07)	—	(c)	$(0.00)

Weighted Average Shares Outstanding:
Basic	37,230	879,117	(c)	916,347
Diluted	37,230	879,117	(c)	916,347

PRO FORMA FINANCIAL INFORMATION – (Continued)
Notes to Unaudited Pro Forma Condensed Statement of Operations Data
Nine Months Ended September 30, 2006
a)	The adjustment reflects legal fees incurred related to the Comerica debt refinanced as described above.
b)	Reflects the Restructuring, in which we and our wholly owned subsidiaries entered into the Senior Secured Credit Facility (as defined below) to refinance our obligations to Comerica. The adjustment reflects interest on Tranche A of $793,000 using an interest rate of 12% per annum. In addition, the adjustment includes a reduction of interest expense associated with the Comerica debt ($517,000). We incurred costs associated with the Senior Secured Credit Facility, the New Notes and the Merrill Lynch Restructuring Agreement that resulted in a pro forma adjustment for amortization of new deferred financing costs ($447,000) and the elimination of amortization of financing fees associated with the Comerica debt ($67,000).
c)	Pursuant to a purchase agreement with Pac-West Acquisition Company LLC, an affiliate of CVC, we issued 48,158 shares of Series B-1 preferred stock and agreed to issue 830,959 shares of Series B-2 preferred stock for $1.0 million in cash. The adjustment assumes that the B-2 preferred stock is issued, and the Series B-1 and B-2 preferred stock were was converted into 879,117,000 shares of common stock. The adjustment does not include a $1 million deemed dividend to the preferred stock holder that the Company has determined will result upon conversion due to a beneficial conversion feature embedded in the preferred stock.
The settlement with respect to our obligations to Tekelec had no impact on the unaudited pro forma condensed statement of operations data as the settlement is not reoccurring and therefore not reflected on pro forma statements of operations.

THE RESTRUCTURING
Overview
          On November 15, 2006, after considering a variety of restructuring alternatives, including seeking in-court protection from creditors, and conducting an extensive search for financing sources, we completed the initial steps of the Restructuring, a comprehensive restructuring of our financial obligations, led by an investment and refinancing with CVC, a private investment company focused principally on the domestic and international telecommunications industry. With assistance from our financial advisor, restructuring advisor, and legal counsel, we concluded that the interests of all of our stakeholders, including shareholders, creditors, employees, customers and suppliers, were enhanced by the Restructuring when compared to other alternatives available to us at that time.
          As part of the Restructuring, an affiliate of CVC purchased our former senior secured credit facility from our senior lender, Comerica, and concurrently with such purchase, the facility was amended and restated to provide, among other things, an increase in the maximum loan commitment. In addition, another affiliate of CVC invested approximately $1.0 million in two series of newly-designated, non-voting, convertible preferred stock, one series of which was issued on November 15, 2006 and the other series of which will be issued upon receipt of shareholder approval of an amendment to our Articles of Incorporation (as defined below) to permit the issuance of the common stock issuable upon conversion of such series of preferred stock. Also, as part of the Restructuring, we reached agreements with each of Merrill Lynch Capital and a key supplier to restructure our respective obligations to each of them.
          The last key aspect of the Restructuring was our receipt of a written commitment from an investment advisor, who represented that it had investment discretion over approximately $21.0 million of the $36.1 million of outstanding principal amount of the Old Notes, to tender into this Exchange Offer for New Notes.
          A summary of the terms of the Restructuring and the material definitive agreements related to the Restructuring is set forth below.
Purchase Agreement
          On November 15, 2006, we entered into a purchase agreement with Pac-West Acquisition Company LLC, an affiliate of CVC (the “Purchaser”). Pursuant to the terms of the purchase agreement, on November 15, 2006:
o	the Purchaser purchased, and we sold and issued to the Purchaser, 48,158 shares of newly designated Series B-1 preferred stock at a purchase price of $1.137505 per share, and

o	the Purchaser purchased, and we sold and agreed to issue to the Purchaser at a later date, 830,959 shares of newly designated Series B-2 preferred stock at a purchase price of $1.137505 per share (the “Series B Original Issue Price”).
          Under the terms of the purchase agreement, the Series B-2 preferred stock will not be issued to the Purchaser until such time as we receive the requisite approval from our shareholders to increase the number of authorized shares of our common stock to permit the conversion of all outstanding Series B-2 preferred stock, and provide for such additional shares of authorized common stock as our board of directors determines is necessary or appropriate.
          Pursuant to the purchase agreement, we sold to the Purchaser an aggregate of 879,117 shares of Series B-1 and B-2 preferred stock for an aggregate purchase price of $999,999.98. We intend to use the proceeds for working capital and general corporate purposes.
          Subject to adjustment in certain instances, including certain issuances of common stock at a price that is less than the conversion price applicable to the Series B-1 and B-2 preferred stock (the “Series B Conversion Price”), the Series B-1 and B-2 preferred stock is convertible at the election of the holder into such number of shares of common stock that results from dividing the Series B Original Issue Price by the Series B Conversion Price, which was initially $0.001137505 per share. This results in an initial conversion ratio of 1,000 shares of common stock for each share of Series B preferred stock converted. The Series B-1 and B-2 preferred stock may be converted only to the extent requisite regulatory approvals have been received to permit such conversion, and the Series B-2 preferred stock may not be converted until such time as all Series B-1 preferred stock has been converted. We are currently working with the Purchaser and our regulatory counsel to obtain such approvals.
          The Series B-1 and B-2 preferred stock has a liquidation preference of an amount per share equal to three (3) times the Series B Original Issue Price, plus any dividends declared but unpaid thereon. Prior to any payment to the holders of common stock, the holders of the Series B-1 and B-2 preferred stock are entitled to receive, or simultaneously receive, with respect to each share of Series B-1 and B-2 preferred stock, a dividend at least equal to five percent (5%) of the Series B Original Issue Price per share of such Series B-1 and B-2 preferred stock (subject to appropriate adjustment in certain instances) per year from and after the date of the issuance of such shares of Series B-1 and B-2 preferred stock (to the extent not previously paid).
          Pursuant to the purchase agreement, we also agreed that after the closing of the transaction contemplated by the purchase agreement and at the written request of the Purchaser, we will promptly thereafter call a meeting of the shareholders to be held not more than ninety (90) calendar days thereafter to amend the amended and restated articles of incorporation of the Company (the “Articles of Incorporation”) to (i) increase the number of authorized shares of common stock to permit the conversion of all outstanding Series B-2 preferred stock, and (ii) provide for such additional shares of authorized common stock as our board of directors determines is necessary or appropriate. We further agreed that we will not call a meeting of the shareholders to approve such amendment unless required to do so by the Articles of Incorporation, our bylaws or applicable law without the prior written consent of the Purchaser, such consent not to be unreasonably withheld.
          Pursuant to the purchase agreement, we agreed that on and after November 21, 2006 and for so long as any Series B-1 and B-2 preferred stock are outstanding and held by the Purchaser or one of its affiliates, our board of directors will nominate for election four (4) persons designated in writing by the Purchaser, and reasonably acceptable to us, to serve on our board of directors. These directors are currently Kenneth D. Peterson, Jr., Stanley P. Hanks, James F. Hensel and Richard A. Roman. We further agreed to appoint persons designated in writing by the Purchaser to fill vacancies in directorships reserved for the Purchaser to designate.
Senior Secured Credit Facility
          On November 15, 2006, we and our wholly-owned subsidiaries (collectively, the “Borrowers”) entered into an Amended and Restated Loan and Security Agreement (the “Senior Secured Credit Facility”) with Pac-West Funding Company LLC (the “Lender”), an affiliate of CVC. The Borrowers entered into the Senior Secured Credit Facility to (i) refinance and restate in its entirety that certain Loan and Security Agreement, dated as of November 9, 2005 (the “Original Loan Agreement”), by and between the Borrowers and Comerica and (ii) provide for future working capital requirements and for other general corporate purposes.
          The Original Loan Agreement had an outstanding balance, including accrued interest, of approximately $8.8 million as of November 15, 2006, and we were unable as a result of noncompliance with certain financial covenants to borrow additional amounts thereunder. Our borrowing capacity was increased pursuant to the Senior Secured Credit Facility to a maximum loan commitment of $24,000,000, consisting of an $8,000,000 revolving credit facility (the “Revolving Credit Facility”) and $16,000,000 in term loans (the “Term Loan”).
          Under the Revolving Credit Facility, on and after February 1, 2007, the Lender will make revolving loans of not less than $250,000, not to exceed the least of (i) $8,000,000, (ii) 85% of our eligible accounts receivable, and (iii) the amount necessary to replenish the aggregate amount of our unrestricted cash and cash equivalents to $5,000,000 until December 31, 2008 (the “Maturity Date”), at which time the revolving loans become due and payable. The revolving loans will accrue interest at 12% per annum. The interest accrued becomes due and payable on the Maturity Date.
          The Term Loan was made available to us in two (2) Tranches — Tranche A and Tranche B. Pursuant to the Senior Secured Credit Facility, approximately $8.8 million, the maximum amount of Tranche A, was drawn on November 15, 2006 in order to refinance the aggregate obligations outstanding under the Original Loan Agreement and reimburse Comerica for its legal expenses. We may request one or more loans under Tranche B in the aggregate amount of approximately $7.2 million from time to time following the Tranche B Availability Date, if it occurs. “Tranche B Availability Date” means the latest to occur of (i) February 1, 2007, (ii) the commercial availability of our DIDOD Release 1.1 and (iii) the effective date of long term binding agreements between us and VeriSign, Inc. (“Verisign”) acceptable to the Lender. We have subsequently entered into a long-term binding agreement with Verisign, which we believe is acceptable to the Lender.
          Any amounts borrowed under the Term Loan are due and payable on the Maturity Date and will accrue interest at 12% per annum, such interest to become due and payable on the Maturity Date.
          The Senior Secured Credit Facility is secured by all personal property of the Borrowers. The Senior Secured Credit Facility contains usual and customary events of default for facilities of this nature and provides that upon the occurrence of an event of default, the Lender may, among other things, accelerate the payment of all amounts payable under the Senior Secured Credit Facility and cease to advance money or extend credit for the benefit of the Borrowers. Under the terms of the Senior Secured Credit Facility, we are also required to maintain certain financial and restrictive covenants which limit, among other things, our ability to incur additional indebtedness, create liens, acquire, sell or dispose of certain assets, engage in certain mergers and acquisitions, pay dividends and make certain capital expenditures. In addition, it is an event of default under the Senior Secured Credit Facility if, among other things, we fail to complete this Exchange Offer by the next due date for the interest payment under the Old Notes (after giving effect to the cure period) or less than 51% of the aggregate outstanding principal amount of the Old Notes is tendered into this Exchange Offer.
Merrill Lynch Agreement to Restructure
          On November 15, 2006, we entered into a restructuring agreement (the “Merrill Lynch Restructuring Agreement”) with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. (“Merrill Lynch”) that provides for, among other things, a waiver of any breach, default or event of default arising as a result of: (i) the transactions contemplated by the preferred stock purchase agreement, Senior Secured Credit Facility and exchange commitment letter by SMH Capital (as defined below) and (ii) our failure to own or control aggregate unrestricted cash and unrestricted marketable securities in excess of the lesser of $5,000,000.00 or the amount of indebtedness evidenced by the obligations to Merrill Lynch until April 1, 2007. In addition, pursuant to the Merrill Lynch Restructuring Agreement, Merrill Lynch has agreed to forbear from exercising its rights and remedies against us solely with respect to an event of default that arises from our failure to make the regular monthly payments due to Merrill Lynch on each of January 1, 2007 and February 1, 2007.
          Pursuant to the Merrill Lynch Restructuring Agreement, subject to satisfaction of certain conditions, including the condition that both the revolving and term loan facilities under the Senior Secured Credit Facility are available to us, we may elect to restructure our current obligations to Merrill Lynch of an aggregate of approximately $5.7 million into a single obligation bearing interest at a rate of 9.11% per annum to be paid over 30 months, with $75,000 due each month for the first 15 months and $125,000 due each month for the next 14 months with the balance due August 1, 2009. If the conditions to such restructuring are not met, we may continue to make our currently scheduled payments of principal and interest, with Merrill Lynch reserving all of its current rights and remedies. If the restructuring of the current obligations to Merrill Lynch occurs, the covenant that we will own or control aggregate unrestricted cash and unrestricted marketable securities in excess of the lesser of $5,000,000 or the amount of indebtedness evidenced by the obligations to Merrill Lynch, which was waived until April 1, 2007, will cease to be effective.
          Under the terms of the Merrill Lynch Restructuring Agreement, we also agreed to pay Merrill Lynch in respect of our obligations to Merrill Lynch 20% of any interest savings achieved as a result of the tender of more than $21.0 million in principal amount of the Old Notes as part of this Exchange Offer.
Commitment to Tender and Consent
          On November 14, 2006, the Company entered into a letter agreement with SMH Capital Advisors, Inc. (“SMH Capital”), an investment advisor who has represented that it has investment discretion with respect to approximately $21.0 million in principal amount of the Old Notes, in which such investment advisor agreed to exchange all Old Notes for which it holds investment discretion for New Notes of equal principal amount as part of an exchange offer made to all Holders of Old Notes. In addition, SMH Capital acknowledged receipt of a liquidation analysis delivered under a confidentiality obligation estimating that, in the event of our liquidation on or about November 30, 2006, Holders of Old Notes would have received a distribution of between 1.0% and approximately 10% of the outstanding principal amount of the outstanding Old Notes.

The Company entered into another letter agreement, dated December 14, 2006, with SMH Capital confirming that SMH Capital will consent to the Amendment.
Tekelec Agreement
          On November 14, 2006, we entered into a letter agreement with Tekelec, on behalf of Tekelec and its majority owned subsidiary, Santera Systems Inc. (the “Vendor”) whereby we agreed to pay to the Vendor, promptly after the consummation of the Restructuring, $535,000 by wire transfer of immediately available funds as settlement in full of all amounts due and owing, whether or not invoiced, by the Company to the Vendor under the terms of the agreements between the parties. The Vendor agreed, upon receipt of such payment, to release and forever discharge us from any and all claims arising out of or in connection with such obligations, and waive any actual or alleged breach by us of, or default or termination event arising under, the terms of such agreements in connection with such obligations.

RISK FACTORS
          Exchanging Old Notes for New Notes in the Exchange Offer and consenting to the Amendment in the Consent Solicitation involves a high degree of risk. Prior to deciding whether to tender Old Notes and consent to the Amendment, each Holder should carefully consider all of the information contained in this Offering Circular, including all exhibits and the Letter of Transmittal and Consent, especially the factors described or cross-referenced in the following paragraphs.
          The Company’s business, results of operations, and financial condition could be adversely affected by the factors described below, which the Company has divided generally into three categories:
•	risks related to our business;

•	risks related to the Exchange Offer, Consent Solicitation and New Notes; and

•	risks related to retention of the Old Notes.
          While each risk is described separately, some of these risks are interrelated and it is possible that certain risks could trigger the applicability of other risks described below. Also, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could also potentially impair our business, results of operations and financial condition.
Risks Related to Our Business
We may not be able to satisfy the conditions to borrow and comply with certain financial covenants and events of default under the Senior Secured Credit Facility.
          We cannot borrow under the revolving portion of the Senior Secured Credit Facility until February 1, 2007. Furthermore, we cannot borrow additional amounts under the term portion of the Senior Secured Credit Facility until the latest to occur of (i) February 1, 2007, (ii) the commercial availability of the our DIDOD Release 1.1 and (iii) the effective date of long term binding agreements between us and VeriSign acceptable to the Lender. We have subsequently entered into a long-term binding agreement with Verisign, which we believe is acceptable to the Lender.
          We are also required to comply with certain financial and restrictive covenants which limit, among other things, our ability to incur additional indebtedness, create liens, acquire, sell or dispose of certain assets, engage in certain mergers and acquisitions, pay dividends and make certain capital expenditures. In addition, it is an event of default under the Senior Secured Credit Facility if, among other things, we fail to complete this Exchange Offer by the next due date for the interest payment under the Old Notes (after giving effect to the cure period) or at least 51% of the aggregate outstanding principal amount of the Old Notes is not tendered into this Exchange Offer. Failure to comply with such covenants and or complete the Exchange Offer could result in certain remedies being exercised by the loan purchaser that could give the loan purchaser the right to accelerate, or declare due and payable, all outstanding amounts under the Senior Secured Credit Facility.
          Our principal sources of operating funds for the remainder of 2006 and 2007 are anticipated to be current cash and short-term investment balances, borrowing under our Senior Secured Credit Facility, and cash flows from operating activities. However, there can be no assurance that the conditions to availability of borrowing under our Senior Secured Credit Facility will be satisfied or that we will be able to maintain compliance with certain financial covenants and events of default under our Senior Secured Credit Facility. If such conditions are not satisfied or we fail to comply with these financial covenants and events of default, we will not be able to rely on our Senior Secured Credit Facility for operating funds, which may materially and adversely impact our ability to pursue our business plans and objectives.
We have a substantial amount of indebtedness and are highly leveraged.
          As of September 30, 3006, after giving pro forma effect to the transactions contemplated by the Senior Secured Credit Facility, our long-term debt (including capital leases) totaled approximately $47.7 million. We may also incur additional indebtedness in the future to expand and develop our current business and services, make strategic acquisitions and enter new markets. Moreover, we believe that our indebtedness exceeds the liquidation value of our assets. Our substantial indebtedness could, among other things:
o	limit our ability to fund our business plans and objectives, including future working capital expenditures, marketing costs and other general corporate requirements;

o	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures, marketing efforts and other general corporate purposes;

o	limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;

o	place us at a competitive disadvantage compared to our less leveraged competitors;

o	limit our ability to borrow additional funds; and

o	increase our vulnerability to general adverse economic and industry conditions.
We may not have sufficient funds available to pursue our business plans and objectives, including our planned national expansion.
          We may need to make significant capital expenditures in order to pursue our business plans and objectives, including our planned national expansion. We expect to fund these expenditures through current cash and short-term investment balance, borrowing under our Senior Secured Credit Facility and cash flows from operating activities. If these funds are unavailable or otherwise insufficient, we may have to delay or abandon some of our expenditures or plans for future growth. This could result in underutilization of our established infrastructure, reduced profitability and may negatively affect our ability to compete for and satisfy the demands resulting from the growth and expansion of our customer base.
We may not be able to generate sufficient cash to service our indebtedness.
          Failure to generate cash in the future either from operations or from additional financing will adversely affect our ability to make payments on and to refinance our indebtedness, including, our New Notes and Old Notes. Furthermore, our obligations under the New Notes and Old Notes are not secured or guaranteed by a third party, including CVC. Our ability to generate cash from operations will be particularly dependent on our ability to execute our business plans and objectives, including or planned national expansion, provide competitive services, comply with applicable governmental regulations, negotiate favorable agreements and to maintain or lower our current expenditure rate. In addition, we may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance this indebtedness on commercially reasonable terms or at all.
We are dependent on many vendors, and problems with our relationships with such vendors or financial difficulty at such vendors may adversely affect our business.
          We depend on many vendors to conduct our business. For example, we have an important alliance with VeriSign to provide services that enable communications providers to offer converged IP, voice and data communications. Also, we purchase our network assets from equipment manufacturers and other suppliers and we lease fiber and other circuits from other carriers as well as from companies that construct these network elements for resale. Problems with our relationships with such vendors, including VeriSign, may adversely affect our business. In addition, many of these vendors have experienced substantial financial difficulties, in some cases leading to bankruptcies and liquidations. The financial difficulties of such vendors could have an adverse affect on our business and prospects.
Migration to broadband Internet access will affect dial-up Internet access.
          Traditional dial-up access to the Internet is a mature technology. Major segments of this market have experienced migration to broadband access where available and competitively priced. With the evolution of new technologies many new IP applications are now available, such as VoIP, which we believe have hastened the transition of end-users from dial-up to broadband access. While we remain focused on serving the needs of our customers who provide dial-up access to their end-users, if migration to broadband access occurs faster than we anticipate our revenue streams may be adversely affected.

A substantial portion of our total revenue is from intercarrier compensation payments, which are subject to regulatory and legal uncertainty.
          Intercarrier compensation payments from incumbent local exchange carriers (“ILECs”) accounted for approximately 40.3%, 32.1% and 35.0% of our total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Intercarrier compensation payments are a function of the number of calls terminated on our network, the minutes of use associated with such calls and the rates at which we are compensated by the ILECs. We believe that under the Telecommunications Act of 1996, other ILECs should have to compensate us when their customers place calls to Internet service providers who are our customers. Our right, to receive this type of compensation is the subject of continual regulatory and legal challenges by the ILECs.
Potential change in the regulation of network neutrality could affect our operations.
          Network neutrality is the concept that network operators provide free and non-discriminatory transport on their networks between the endpoints of the Internet. There were principles that were adopted by the Federal Communications Commission (“FCC”) to ensure that broadband networks are widely deployed, open, affordable and accessible to all consumers. Congress and federal regulation agencies are reviewing “network neutrality,” which may be resolved in a manner that strengthens or weakens interconnection rights and obligations for carriers, or leaves the existing rules intact. Weaker interconnection rights may make the environment more difficult for competitive local exchange carriers (“CLECs”), including ourselves.
The loss of key executive officers could negatively impact our business prospects.
          We believe that a critical component of our success will be the retention of our key executive officers. Henry R. Carabelli, our President and Chief Executive Officer, has significant expertise in the telecommunications industry and has been instrumental in establishing and executing our business plan and strategy. The loss of the services of Mr. Carabelli or our other executive officers, including the following officers could adversely affect our business prospects, financial condition and results of operations:
•	H. Ravi Brar, our Chief Operating Officer;

•	Michael L. Sarina, our Chief Financial Officer;

•	Todd M. Putnam, our Chief Information Officer;

•	Michael B. Hawn, our Vice President Customer Network Services;

•	Sarita Fernandes, our Vice President Marketing;

•	Eric E. Jacobs, our Vice President, General Manager Service Provider Sales;

•	John F. Sumpter, our Vice President Regulatory;

•	Robert C. Morrison, our Vice President and General Counsel; and

•	Reid M. Cox, our Vice President of Business Development and Investor Relations.
Our need to comply with extensive government regulation can increase our costs and slow our growth.
          Our networks and the provision of telecommunications services are subject to significant regulation at the Federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements might slow our growth and have a material adverse effect on us. Regulators at both the Federal and state level require us to pay various fees and assessments, file periodic reports, and comply with various rules regarding the contents of our bills, protection of subscriber privacy, service quality and similar matters on an ongoing basis. We cannot provide assurance that the FCC or state public utility commissions (“PUCs”) will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Regulators or others could challenge our compliance with applicable rules and orders. Such challenges could cause us to incur substantial legal and administrative expenses.

If we do not interconnect with and maintain efficient working relationships with our primary competitors, the ILECs, our business will be adversely affected.
          Many carriers, including us, have experienced difficulties in working with the ILECs with respect to initiating, interconnecting, and implementing the systems used by these carriers to order and receive unbundled network elements and wholesale services and locating the new carriers’ equipment in the offices of the ILECs. We must coordinate with ILECs so that we can provide local service to customers on a timely and competitive basis. The Telecommunications Act of 1996 created incentives for ILECs to cooperate with new carriers and permit access to their facilities by denying such companies the ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition.
          The ILECs have been fined numerous times by both Federal and state authorities for their failure to comply with applicable telecommunications laws and regulations. We do not believe these fines have had any meaningful impact on the anticompetitive practices of many of these companies and in fact believe that these practices are increasing in most of our markets. We attempt to enforce our rights against these incumbent monopolies but often times the remedies are inadequate to change their anticompetitive practices and in any event provide us with little or no recovery of the damages we have suffered as a result of these practices. Moreover, efforts by us to enforce our rights against these companies may further diminish the level of cooperation we receive from them. If we cannot obtain the cooperation of an ILEC in a region, or an ILEC otherwise fails to meet our requirements, for example, because of labor shortages, work stoppages or disruption caused by mergers or other organizational changes or terrorist attacks, our ability to offer services in such region on a timely and cost-effective basis will be adversely affected.
Our principal competitors, the ILECs, and potential additional competitors, have advantages that may adversely affect our ability to compete with them.
          The telecommunications industry is both highly competitive and dominated by the ILECs who enjoy the benefit of significant market share earned over a time when there was little to no competition in the marketplace. Many of our current and potential competitors in the local market have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In each of the markets targeted by us, we compete with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with Federal and state regulatory authorities. FCC and state administrative decisions and initiatives provide the ILECs with pricing flexibility for their products and services.
          We also face, and expect to continue to face, competition from other current and potential market entrants, including CLECs, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a renewed trend toward consolidation as a result of mergers, acquisitions and strategic alliances in the telecommunications industry could also affect the level of competition we face. Furthermore, the development of new technologies could give rise to significant new competitors in the local market. These competitive forces could adversely affect our business.
Some of our competitors have lower cost structures through restructuring activities.
          Due to the readily available sources of capital during the 1990s, many CLECs and other incumbent carriers included building their own networks, including fiber transport capacity, as a key component of their operating plans. This resulted in an excess of network capacity in many areas throughout the U.S. with insufficient traffic volumes to cover the corresponding cost of capital and debt loads that were necessary to build the network infrastructures.
          Accordingly, some of the companies have not survived or have been forced to restructure, often through bankruptcy. When these companies restructure they generally have new, lower cost structures, which often allow them to aggressively price their products and services, effectively driving down the market rates in a way that could adversely affect our business.

A system failure could delay or interrupt our services.
          Our operations are dependant upon our ability to support our network infrastructure. Many of our customers are particularly dependent on an uninterrupted supply of services. Any damage or failure that causes interruptions in our operations could result in the loss of these customers and could have a material adverse effect on our business and our financial condition. Because of the nature of the services we supply and the nature of our network, it is not feasible to maintain complete backup systems, and the occurrence of a natural disaster, act of terrorism or other operational disruption or unanticipated problem could cause interruptions in the services we provide. Additionally, the failure of a major supplier to provide the communications capacity we require, or of a major customer to continue buying our goods and services, as a result of a natural disaster, act of terrorism or other operational disruption or any other reason, could cause interruptions in the service we provide and adversely affect our business prospects, financial condition and results of operations.
Telecommunication industry trends could slow or eliminate future growth.
          Competition in the communication services market has resulted in the consolidation of companies in our industry, including our competitors, suppliers and customers, a trend we expect to continue. This consolidation has increased the size and strength of our competitors and reduced the number and diversity of our vendors and customers.
          In addition, the developing practice by the ILECs of bundling services including long distance over their comprehensive networks could make it difficult for us to retain customers or attract new ones. In addition, technology continues to evolve with the corresponding development of new products and services. There is no guarantee we will retain our customers with our existing product and service offerings or with any new products or services we may develop in the future.
Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow.
          Market prices for our services face competitive pressures, a trend which may continue. Accordingly, we cannot predict to what extent we may need to further reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our ability to meet price competition may depend on our ability to operate at costs equal to or lower than our competitors or potential competitors. There is a risk that competitors, perceiving us to lack capital resources, may undercut our rates, increase their services or take other actions that could be detrimental to us.
If we are unable to effectively deliver our services to a substantial number of customers, we may experience revenue losses.
          We cannot guarantee that our network will be able to connect and manage a substantial number of customers at high transmission speeds. If we cannot achieve and maintain digital transmission speeds that are otherwise available in a particular market, we may lose customers to competitors with higher transmission speeds and we may not be able to attract new customers. Actual transmission speeds on our network will depend on a variety of factors many of which are beyond our control, including the distance an end user is located from a central office, the quality of the telephone lines, the presence of interfering transmissions on nearby lines and other factors.
          Our ability to provide certain services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the ILECs. If the telephone lines are not adequate, we may not be able to provide certain services to many of our target customers and our expected revenues will be diminished. In addition, the ILECs may not maintain the telephone lines in a condition that will allow us to implement certain services effectively or may claim they are not of sufficient quality to allow us to fully implement or operate certain services.
We may incur liabilities as a result of our Internet service offerings.
          United States law relating to the liability of on-line service providers and Internet service providers for information carried on, disseminated through, or hosted on their systems is currently unsettled. If liability is imposed on Internet service providers, we would likely implement measures to minimize our liability exposure.

          These measures could require us to expend substantial resources or discontinue some of our product or service offerings. In addition, increased attention to liability issues, as a result of litigation, legislation or legislative proposals could adversely affect the growth and use of Internet services.
Our stock has been extremely volatile.
          Our stock has experienced significant price and volume fluctuations, often times due to factors beyond our control. We believe that this volatility increased following the delisting of our common stock from the Nasdaq Capital Market on September 25, 2006. Given that our stock is thinly traded, sales by even a single large stockholder can materially decrease our market price. The market price for our common stock may continue to be subject to wide fluctuations in response to a variety of other factors, including but not limited to the following, some of which are beyond our control: our revenues and operating results; failure to successfully implement our business plans and objectives, including our planned national expansion; announcements of operating results and business conditions by our customers and competitors; technological innovations by competitors or in competing technologies; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; announcements by third parties of significant claims or proceedings against us; investor perception of our industry or our prospects; economic developments in the telecommunications industry or general market conditions; or major geopolitical events such as war, terrorism or political change around the world.
Risks Relating to Exchange Offer, Consent Solicitation and New Notes
If less than 51% of the aggregate outstanding principal amount of the Old Notes is tendered into the Exchange Offer and exchanged for New Notes, we will be in default under the Senior Secured Credit Facility, which could result in significant adverse consequences.
          Under the Senior Secured Credit Facility, our failure to consummate an exchange offer wherein at least 51% of the aggregate outstanding principal amount of the Old Notes is exchanged for New Notes such that the semi-annual interest payment due on February 1, 2007 (after giving effect to the cure period) in respect of the Old Notes is reduced by at least 51%, we will be in default under the Senior Secured Credit Facility. Such a default would give the Lender the right to, among other things, accelerate all of our obligations under the Senior Secured Credit Facility, foreclose on our assets securing such obligations, discontinue advancing funds or extending credit and/or apply for the appointment of a receiver, trustee or liquidator to administer us in insolvency or related proceedings. Moreover, such a default may trigger cross-defaults with similar consequences in other agreements and instruments, including agreements related to our obligations to Merrill Lynch Capital.
          We have received the written commitment of SMH Capital, an investment advisor who represented that it had investment discretion over approximately 60% of the aggregate outstanding principal amount of the Old Notes, to tender all such Old Notes into this Exchange Offer for New Notes. If less than 60%, but equal to or greater than 51%, of the aggregate outstanding principal amount of the Old Notes is tendered into the Exchange Offer and exchanged for New Notes, we will have higher interest expense than contemplated by the Restructuring and, as a result, may not have funds sufficient to pursue our business plans and objectives, which could result in significant adverse consequences.
The United States federal income tax consequences of the Exchange Offer are not entirely certain; if the IRS disagrees with the position we are taking, you could be subject to additional tax liabilities as a result of the Exchange Offer.
          The U.S. federal income tax consequences of the Exchange Offer are not certain. We intend to take the position that the Exchange Offer will not constitute an exchange of Old Notes for New Notes for U.S. federal income tax purposes. That position, however, is subject to uncertainty and could be challenged by the IRS. Consistent with our position, the Company expects the New Notes will be treated for U.S. federal income tax purposes as a continuation of the Old Notes, and that there will be no gain or loss recognized by tendering Holders as a result of the Exchange Offer.
          If, contrary to our position, the exchange is treated as an exchange for federal income tax purposes, we intend to take the position that the exchange is likely to constitute a non-taxable recapitalization in which an exchanging Holder generally would not recognize gain or loss on the exchange but would be required to recognize accrued interest to the extent not already taken into income under the Holder’s regular method of accounting. No assurance can be given that any exchange would qualify as a recapitalization or that any Holder will not be required to recognize gain or loss as a result of the exchange offer. In such case, or if the exchange is treated as a taxable exchange not qualifying for recapitalization treatment, a tendering Holder might be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Notes. If, contrary to our position, the exchange is treated as a taxable exchange which is not a recapitalization, a tendering Holder also would be required to recognize gain or loss in an amount equal to the difference between the “issue price” of the New Notes received in the exchange over the Holder’s adjusted tax basis in the Old Notes. See “Certain U.S. Federal Income Tax Considerations” for more information.
The right of holders of the New Notes to be paid outstanding principal and accrued interest prior to the payment of any principal under the Old Notes may not be enforceable in the event the Company files for bankruptcy or is otherwise subjected to insolvency proceedings under federal or state law.
          We believe that this covenant will generally be enforceable as an obligation of the Company. However, in the event the Company files for bankruptcy or becomes otherwise subjected to insolvency proceedings under federal or state law, it is unclear whether the priority right of payment under the New Notes would be enforceable or whether holders of New Notes would be treated as being pari passu with Holders of Old Notes with respect to right of payment.
We have not obtained a third-party determination that the Exchange Offer is fair to Holders of the Old Notes.
          We are not making a recommendation as to whether Holders of the Old Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the Holders of the Old Notes for purposes of negotiating the terms of the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer. We cannot assure Holders of the Old Notes that the value of the New Notes received in the Exchange Offer will in the future equal or exceed the value of the Old Notes tendered and we do not take a position as to whether you ought to participate in the Exchange Offer.
No public market exists for the New Notes.
          The New Notes are a new issue of securities for which there is currently no public market. We do not intend to list the New Notes on any national securities exchange or automated quotation system. While the Old Notes are not listed on any national securities exchange or quoted on an automated quotation system, we believe that several broker-dealers make a market in the Old Notes. We cannot assure you that an active or sustained trading market for the New Notes will develop or that the holders will be able to sell their New Notes. Because there is no condition as to the minimum amount of Old Notes that must be tendered in the Exchange Offer, we cannot assure you that the New Notes will have sufficient liquidity to avoid price volatility and trading disadvantages. The liquidity of the trading market for the New Notes, if any, after the completion of the Exchange Offer may be limited, especially if a significant number of Old Notes are not exchanged in the Exchange Offer.
          Moreover, even if the Holders who tender for New Notes are able to sell their New Notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and credit rating, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the New Notes will be subject to disruptions which may have a negative effect on the holders of the New Notes, regardless of our prospects or financial performance.
The New Notes will be effectively junior to all secured indebtedness.
          The New Notes will be senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness, with the exception that the New Notes Indenture provides that they are senior to the Old Notes with respect to the right of payment of outstanding principal. The New Notes will be senior to all existing and future subordinated indebtedness. The New Notes are effectively subordinated to the Senior Secured Credit Facility and any secured debt we incur to the extent of the value of the assets securing such debt.
          In the event that we must file for bankruptcy, become insolvent or are liquidated or reorganized, any debt that ranks in seniority ahead of the New Notes will be entitled to be paid in full from our assets before any payment may be made with respect to the New Notes. Holders of the New Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the New Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing circumstances, we cannot assure you that there will be sufficient assets to pay amounts due on the New Notes. As a result, holders of the New Notes may receive less, ratably, than holders of secured indebtedness.
We may incur additional indebtedness ranking senior or equal to the New Notes.
          The New Notes Indenture does not contain any financial or operating covenants that would prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, pledging assets to secure such indebtedness and liabilities, paying dividends, or issuing securities or repurchasing securities issued by us or any of our subsidiaries. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure any such indebtedness could adversely affect our ability to pay our obligations on the New Notes. We anticipate that we may incur additional indebtedness from time to time in the future.
          If we incur additional indebtedness that ranks equally with the New Notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to you.
The New Notes do not restrict our ability to take actions that could negatively impact holders of the New Notes.
          The New Notes Indenture contains no covenants or other provisions to afford protection to holders of the New Notes in the event of a change in control, a purchase of all or substantially all of our assets or other significant events involving the Company. Our ability to take a number of actions that are not limited by the terms of the New Notes could diminish our ability to make payments on the New Notes when due.
Risks Related to Retention of the Old Notes
If enforceable, the covenant in the New Notes Indenture prohibiting us from paying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes may adversely affect the ability of Holders of the Old Notes to obtain payment of outstanding principal under the Old Notes in the event we do not have funds sufficient to pay all of our obligations under the Old Notes and New Notes.
          The New Notes Indenture provides that holders of New Notes are entitled to receive payment of all outstanding principal and accrued but unpaid interest prior to the Holders of Old Notes having a right to receive payment of any outstanding principal under the Old Notes. Although it is unclear whether the priority right of payment under the New Notes would be enforceable if we file for bankruptcy or otherwise becomes subjected to insolvency proceedings under federal or state law, we believe that this right of holders of New Notes is a generally enforceable obligation of the Company. Consequently, if we do not have funds sufficient to pay all of our obligations under the Old Notes and New Notes, the Holders of Old Notes would receive payment of principal only after the holders of New Notes had been paid in full. To the extent this right of holders of New Notes is enforceable in the event of a bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding-up of the Company in which proceeds from the sale or liquidation of our assets are insufficient to satisfy the claims of all our creditors, the priority of payment right of holders of New Notes may reduce the amount of such proceeds available to pay outstanding principal under the Old Notes or could otherwise adversely affect the ability of Holders of the Old Notes to obtain such payment.
If you do not exchange your Old Notes, the Old Notes you retain may become substantially less liquid as a result of the Exchange Offer.
          If a significant number of Old Notes are exchanged for New Notes in the Exchange Offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the Exchange Offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would otherwise have traded if the transactions contemplated by this Offering Circular were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained following the Exchange Offer, and we cannot assure you as to the prices at which any outstanding Old Notes may be traded.

We may incur additional indebtedness ranking senior or equal to the Old Notes.
          The Old Notes Indenture does not contain any financial or operating covenants that would prohibit or limit us or our subsidiaries from incurring additional indebtedness and other liabilities, pledging assets to secure such indebtedness and liabilities, paying dividends, or issuing securities or repurchasing securities issued by us or any of our subsidiaries. The incurrence of additional indebtedness and, in particular, the granting of a security interest to secure any such indebtedness could adversely affect our ability to pay our obligations on the Old Notes. We anticipate that we may incur additional indebtedness from time to time in the future.
          If we incur additional indebtedness that ranks equally with the Old Notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to you.
If the Exchange Offer and Consent Solicitation is consummated, the Amendment will result in the elimination of certain aspects of our reporting obligations under the Old Notes Indenture.
          If the Exchange Offer and Consent Solicitation is consummated, the Amendment will result in the elimination of certain aspects of our reporting obligations under the Old Notes Indenture. In particular, our obligation to furnish regular reports to Holders of Old Notes would be reduced to quarterly and annual financial statements and a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” related to such quarterly and annual financial statements. Currently, under the Old Notes Indenture, we are obligated to furnish all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K as well all current reports required to be filed with the SEC on Form 8-K. In addition, we are currently obligated to file such reports with the SEC under the Old Notes Indenture, an obligation that would also be eliminated as a result of the Amendment. However, we are not presently eligible to cease being a reporting company under the Exchange Act and have no present intention of becoming eligible to do so. However, we would like to prepare for such possibility.
          If the New Notes Indenture were to be amended in the future to reduce our reporting obligations and our reporting obligations under the Exchange Act were to end, the reduced availability of information concerning us may materially and adversely affect the market for the Old Notes.

TERMS AND CONDITIONS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION
Background on Old Notes
          We originally issued $150,000,000 in aggregate principal amount of the Old Notes in January 1999, in a transaction exempt from the registration requirements of the Securities Act. The Old Notes are governed by the Old Notes Indenture. In April 1999, the Company conducted an exchange offer by which all of the outstanding unregistered Old Notes were exchanged for registered Old Notes. In December 2002 and December 2003, we completed an offer to purchase for a portion of the Old Notes and conducted a consent solicitation to amend certain provisions of the Old Notes Indenture. As part of the December 2003 exchange offer and consent solicitation, we amended the Old Notes Indenture to eliminate certain restrictive covenants and events of default. This amendment is embodied in a First Supplemental Indenture, dated November 25, 2003, by and between the Company and the Old Notes Trustee. As of the Record Date, there was $36,102,000 in aggregate principal amount of Old Notes outstanding.
          We are relying on Section 3(a)(9) of the Securities Act to exempt the Exchange Offer from the registration requirements of the Securities Act with respect to the exchange of the Old Notes for the New Notes. We are also relying on Section 18(b)(4)(C) of the Securities Act to exempt the Exchange Offer from state securities law requirements. We have not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the New Notes that may be deemed to be offered by virtue of this Exchange Offer and Consent Solicitation.
Terms of the Exchange Offer
          Upon the terms and subject to the conditions set forth in this Offering Circular and in the Letter of Transmittal, we will exchange New Notes for all outstanding Old Notes that are properly tendered by you at any time prior to the Expiration Time and thereafter accepted by us. Each $1,000 of Old Notes so tendered and accepted will be exchanged for an amount of principal of New Notes equal to $1,000 plus the amount of accrued and unpaid interest in respect of such Old Notes through but excluding the date of exchange (rounded up to the nearest $1.00). Holders will not be entitled to a cash payment of accrued and unpaid interest in respect of tendered Old Notes if this Exchange Offer is consummated. Interest on each New Note will accrue from the date of issuance. Old Notes may be exchanged only in minimum denominations of $1,000 and integral multiples of $1,000.
Terms of the Consent Solicitation
          We are soliciting consents to the Amendment. The Amendment will result in the elimination of certain aspects of our reporting obligations under the Old Notes Indenture. In particular, our obligation to furnish regular reports to Holders of Old Notes would be reduced to quarterly and annual financial statements and a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” related to such quarterly and annual financial statements. Currently, under the Old Notes Indenture, we are obligated to furnish all quarterly and annual financial information required to be contained in a filing with the SEC on Forms 10-Q and 10-K as well all current reports required to be filed with the SEC on Form 8-K. In addition, we are currently obligated to file such reports with the SEC under the Old Notes Indenture, an obligation that would also be eliminated as a result of the Amendment.
          Holders of at least a majority in principal amount of the Old Notes outstanding now owned by us or any of our affiliates must consent to the Amendment. Each Holder who properly tenders Old Notes pursuant to the Exchange Offer will be deemed to have consented to the Amendment. We are not presently eligible to cease being a reporting company under the Exchange Act and have no present intention of becoming eligible to do so. However, we would like to prepare for such possibility.
          The text of the proposed Amendment to our reporting obligations under Section 4.03 of the Old Notes Indenture is set forth below (deletions are marked with strike-through and insertions are marked with underline):
          Section 4.03. Reports.
     (a) Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company shall furnish to the Holders of Notes, within the time periods specified in the SEC’s rules and regulations (i) all quarterly and annual financial ~~information~~ statements that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to such quarterly and annual financial statements furnished and, with respect to ~~the~~ such annual ~~information~~ financial statements only, a report thereon by the Company’s certified independent accountants ~~and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case, within the time periods specified in the SEC’s rules and regulations. If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company. In addition, following consummation of the Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Company shall at all times comply with TIA (S) 314(a).~~
     (b) For so long as any Notes remain outstanding, the Company shall furnish to the Holders ~~and to securities analysts~~ and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Purpose of the Exchange Offer and Consent Solicitation
          The Exchange Offer and Consent Solicitation are being conducted as part of the Restructuring. The purpose of the Exchange Offer is to offer Holders of Old Notes the opportunity to exchange outstanding Old Notes for New Notes with certain different terms. Under the Old Notes, we are obligated to make interest payments semi-annually in arrears in cash on February 1 and August 1 of each year, with the next such interest payment due on February 1, 2007 and repay in full all outstanding principal on February 1, 2009. In particular, under the New Notes, interest is not payable until February 1, 2009, the maturity date of the Old Notes, and the date we are obligated to repay in full all outstanding principal under the New Notes. To the extent Old Notes are exchanged for New Notes pursuant to this Exchange Offer, we expect to reduce the amount of our cash interest payment prior to maturity of the New Notes, making available additional resources required to execute our business plan and objectives. The principal purpose of the Consent Solicitation and the Amendment is to eliminate certain aspects of our reporting obligations in the event we were no longer a reporting company under the Exchange Act. We are not presently eligible to cease being a reporting company under the Exchange Act and have no present intention of becoming eligible to do so. However, we would like to prepare for such possibility.
Conditions to the Exchange Offer and Consent Solicitation
          Notwithstanding any other provisions of the Exchange Offer and Consent Solicitation and in addition to (and not in limitation of) our rights to extend the Expiration Time and/or amend the Exchange Offer and Consent Solicitation, we shall not be required to accept for tender, and may delay the acceptance of any tendered Old Notes, in each event, subject to Rule 14e-l(c) under the Exchange Act, and may terminate the Exchange Offer and Consent Solicitation, if any of the following conditions shall not have been satisfied:
o	at least 51% of the aggregate outstanding principal amount of Old Notes is properly tendered into the Exchange Offer and accepted by us;

o	execution of the New Notes Indenture by the Company and the New Notes Trustee, and the New Notes Indenture remaining in full force;

o	qualification of the New Notes Indenture under the Trust Indenture Act of 1939, as amended;

o	receipt of the Requisite Consents;

o	there shall not have been instituted, threatened, or pending any action or proceeding before or by any court, government, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer, that is, or is reasonably likely to be, in the reasonable judgment of the Company, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, our subsidiaries or our affiliates or that would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Exchange Offer;

o	there shall not have occurred any development that would, in our reasonable judgment, materially adversely affect our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, our subsidiaries or our affiliates;

o	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall not have been proposed, enacted, entered, issued, promulgated, enforced, or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality (collectively, a “Legal Event”) that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer;

o	there shall not have occurred or there shall not be likely to occur (a) any event affecting our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, or our subsidiaries or our affiliates, that in our reasonable judgment would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or (b) any Legal Event that in our reasonable judgment is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects, or our subsidiaries or our affiliates;

o	neither the New Notes Trustee nor the Old Notes Trustee shall have objected in any respect to or taken any action that could, in our reasonable judgment, adversely affect the consummation of the Exchange Offer or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of the Exchange Offer or the offer of New Notes or the acceptance of the Old Notes; or

o	there shall not have occurred (a) any general suspension of, or limitation on prices for, trading in the United States securities or financial markets, (b) any significant change in the price of the Old Notes that is adverse to us or any of our affiliates, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or suspension of payments in respect of banks in the United States, (e) any limitation (whether or not mandatory) by any government or governmental administrative or regulatory authority or agency, domestic or foreign, or other events that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions, (f) there is (i) an outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of a national emergency or war by the United States or (ii) any other calamity or crisis or any change in political, financial, or economic conditions, if the effect of any such event in (i) or (ii), in our sole judgment, makes it impracticable or inadvisable to proceed with the Exchange Offer, or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.
          The foregoing conditions are for the sole benefit of us and may be asserted by us, in our sole discretion, regardless of the circumstances giving rise to any such condition (including any action or inaction by us) and may be waived by us as to the Exchange Offer and Consent Solicitation, in whole or in part, at any time and from time to time, in our sole discretion, whether any other condition of the Exchange Offer and Consent Solicitation is also waived. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.
The Supplemental Indenture
          We intend to enter into the Supplemental Indenture with the Old Notes Trustee promptly following receipt of the Requisite Consents. The Supplemental Indenture will become effective upon consummation of the Exchange Offer. If the Requisite Consents are received, the Exchange Offer is consummated and the Supplemental Indenture becomes effective, the

Amendment will be binding on all Holders of Old Notes that remain outstanding following consummation of the Exchange Offer and Consent Solicitation.
The Exchange Agent
          We have retained Wells Fargo to act as exclusive Exchange Agent in connection with the Exchange Offer and Consent Solicitation. In its capacity as Exchange Agent, Wells Fargo may contact Holders regarding the Exchange Offer and may request nominees to forward this Offering Circular and related materials to beneficial owners of Old Notes. Letters of Transmittal and Consent and all correspondence in connection with the Exchange Offer and Consent Solicitation should be sent or delivered by each Holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the address and telephone number set forth on the back cover of this Offering Circular. Any Holder or beneficial owner that has questions concerning the procedures for tendering Old Notes should contact the Exchange Agent at the address set forth on the back cover of this Offering Circular. Holders whose Old Notes have been mutilated, lost, stolen or destroyed should contact the Old Notes Trustee at the following address: Wells Fargo Bank, N.A., Corporate Trust Operations, 6th & Marquette Avenue, Minneapolis, Minnesota 55479.
Expiration Time; Extensions; Amendments
          The Exchange Offer and Consent Solicitation will expire at 5:00 p.m., New York City time, on Tuesday, January 23, 2007, the Expiration Time, subject to our right to extend such date and time for the Exchange Offer and Consent Solicitation in our sole discretion, in which case, the Expiration Time shall mean the latest date and time to which the Exchange Offer and Consent Solicitation are extended.
          We reserve the right, in our sole discretion, (1) not to accept any of the Old Notes tendered for any reason, including but not limited to, the failure of any of the tender of Old Notes to comply with the procedures set forth in “Procedures for Tendering Old Notes and Giving Consents,” (2) to extend the Exchange Offer and Consent Solicitation, (3) to terminate the Exchange Offer and Consent Solicitation for any reason, including but not limited to, upon the failure of any of the conditions listed in “—Conditions to the Exchange Offer and Consent Solicitation” or (4) to interpret, amend or modify the terms of the Exchange Offer and Consent Solicitation, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination, amendment or modification to the Exchange Agent. Any such extension, termination or material amendment will be followed promptly by a press release or other permitted means which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.
          If we amend the Exchange Offer and Consent Solicitation in a manner that we determine constitutes a material or significant change, we will extend the Exchange Offer and Consent Solicitation so that it remains open for a period of up to five to ten business days after such amendment is communicated to Holders, depending upon the significance of the amendment. Any change in the consideration offered to Holders of Old Notes in the Exchange Offer and Consent Solicitation shall be paid to all Holders who properly tendered their Old Notes pursuant to the Exchange Offer and Consent Solicitation prior to such change.
Old Notes Not Properly Tendered in the Exchange Offer
          If a Holder of Old Notes does not properly tender its Old Notes, the Company may leave such unexchanged Old Notes outstanding until maturity. The Company also reserves the right (but is under no obligation) to defease such Old Notes pursuant to the terms of the Old Notes Indenture or to redeem such Old Notes in accordance with their terms. The right to payment of principal under all Old Notes remaining outstanding following the Exchange Offer will be contractually subordinated to the rights of holders of New Notes to payment of all outstanding principal and accrued but unpaid interest under the New Notes and contractually subordinated, and structurally subordinated to the extent of the assets securing, all amounts outstanding under the Senior Secured Credit Facility. If the Exchange Offer and Consent Solicitation is consummated, the Amendment will result in the elimination of certain aspects of the Company’s reporting obligations under the Old Notes Indenture. See “Risk Factors.” We are not presently eligible to cease being a report company under the Exchange Act and have no present intention of becoming eligible to do so. However, we would like to prepare for such possibility.
Termination of Exchange Offer and Consent Solicitation and Return of Old Notes
          The Company reserves the right to terminate the Exchange Offer and Consent Solicitation, in its sole discretion, at any time and for any reason without accepting any of the tendered Old Notes or consents given, even if the Old Notes are properly tendered into the Exchange Offer. This right of termination is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such decision at any time. If the Company exercises such right, the Company will give oral or written notice thereof to the Exchange Agent and will make a public announcement thereof as promptly as practicable. Neither the Company nor the Exchange Agent shall be under any duty to give notification of such termination, except as provided herein, or shall incur any liability for failure to give any such notification.
          Promptly following termination of the Exchange Offer and Consent Solicitation, any Old Notes that have been tendered for exchange will be returned to the respective Holder of the Old Notes without cost to such Holder. In the case of certificated Old Notes, the Old Notes will be returned to the Holder at the address shown below the Holder’s signature on the Letter of Transmittal and Consent, unless the Holder of the Old Notes desires that the Old Notes be sent to a different address and so indicates by completing the box entitled “Special Delivery Instructions” in the Letter of Transmittal and Consent or, if the Holder desires that such Old Notes be issued in the name of someone other than the person whose signature appears on the Letter of Transmittal and Consent, by completing the box entitled “Special Issuance Instructions” in the Letter of Transmittal and Consent. In the case of Old Notes tendered using the procedure for book-entry transfer, the Old Notes will be credited to the tendering Holder’s account with DTC as indicated on the Letter of Transmittal and Consent, unless the Holder desires that such Old Notes be returned to a different account and so indicates by completing the box entitled “Special Issuance Instructions” in the Letter of Transmittal and Consent.
Effect of Tender and Consent
          Any tender by a Holder of Old Notes prior to the Expiration Time will constitute a binding agreement between that Holder and us upon the terms and subject to the conditions of the Exchange Offer and Consent Solicitation and the Letter of Transmittal and Consent. The acceptance of the Exchange Offer and Consent Solicitation by a tendering Holder of Old Notes will constitute the agreement by the Holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, charges, claims, encumbrances, interests and restrictions of any kind.
Recommendation of the Board of Directors
          Neither we, our Board of Directors nor the Exchange Agent is making any recommendation regarding whether you should tender your Old Notes for exchange and accept the New Notes offered in the Exchange Offer and consent to the Amendment in the Consent Solicitation. You must make your own determination as to whether to tender your Old Notes for exchange and consent to the Amendment.

PROCEDURES FOR TENDERING OLD NOTES AND GIVING CONSENTS
General
          If you hold Old Notes and wish to have such securities exchanged for New Notes and consent to the Amendment, you must properly tender, or cause the valid tender of, your Old Notes using the procedures described in this Offering Circular, in the accompanying Letter of Transmittal and Consent and the other agreements and documents described in the Letter of Transmittal and Consent.
          Only registered Holders of Old Notes are authorized to tender the Old Notes. The procedures by which you may tender or cause to be tendered Old Notes will depend upon the manner in which the Old Notes are held, as described below.
How to Tender Old Notes and Consent to the Amendment
          The tender by a Holder of Old Notes (and subsequent acceptance of such tender by the Company) and the consent to the Amendment pursuant to one of the procedures set forth below will constitute a binding agreement between such Holder and us in accordance with the terms and subject to the conditions set forth herein, in the Letter of Transmittal and Consent and, if applicable, in the Notice of Guaranteed Delivery (as defined below).
          The procedures by which Old Notes may be tendered by beneficial owners who are not registered Holders and by which consent may be given to the Amendment will depend upon the manner in which the Old Notes are held.
          Tender and Consent by Holders of Old Notes Held in Physical Form. To effectively tender Old Notes held in physical form, i.e., in certificated form, and consent to the Amendment, a properly completed Letter of Transmittal and Consent (or a manually signed facsimile thereof) duly executed by the Holder thereof, and any other documents required by the Letter of Transmittal and Consent, must be received by the Exchange Agent at its address set forth on the back cover of this Offering Circular and certificates representing such Old Notes must be received by the Exchange Agent at such address on or prior to the Expiration Time. Letters of Transmittal and Consent and Old Notes should be sent only to the Exchange Agent and should not be sent to the Company.
          If the Old Notes are held in physical form and registered in the name of a person other than the signer of the Letter of Transmittal and Consent, then in order to tender such Old Notes pursuant to the Exchange Offer and to consent to the Amendment, such Old Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as the name or names of such Holder or Holders appear on the Old Notes, with the signature(s) on the Old Notes or instrument(s) of transfer guaranteed as provided below. In the event such procedures are followed by a beneficial owner tendering Old Notes and giving consents to the Amendment on or prior to the Expiration Time, the Holder or Holders of such Old Notes must sign a valid proxy pursuant to the Letter of Transmittal and Consent.
          Tender and Consent by Holders of Old Notes Held Through a Nominee. Any Holder whose Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes and consent to the Amendment should contact such nominee promptly and instruct such nominee to tender Old Notes on such Holder’s behalf. A letter of instructions is enclosed in the exchange offer materials provided along with this Offering Circular, which may be used by a Holder in this process to instruct the nominee to tender Old Notes. If such Holder wishes to tender such Old Notes himself, such Holder must, prior to completing and executing the Letter of Transmittal and Consent and delivering such Old Notes, either make appropriate arrangement to register ownership of the Old Notes, i.e., certificate such Old Notes, in such Holder’s name (if permitted) or otherwise follow the procedures described in the immediately preceding paragraph. However, you should be aware that the change of registration may take considerable time.
          Tender and Consent by DTC Participants of Old Notes Held Through DTC. To effectively tender Old Notes that are held through DTC and consent to the Amendment, DTC Participants should electronically transmit their acceptance through ATOP (and thereby tender Old Notes), for which the transaction will be eligible, at or prior to the Expiration Time. Upon receipt of such Holder’s acceptance through ATOP, we expect that DTC will edit and verify the acceptance and send an Agent’s Message (as defined below) to the Exchange Agent for its acceptance. Delivery of tendered Old Notes must be made to the Exchange Agent pursuant to the book-entry delivery procedures set forth below, or the tendering DTC Participant must comply with the guaranteed delivery procedures set forth below, but such guaranteed delivery procedures may be used only for tenders of Old Notes after the Expiration Time.
          Except as provided below, unless the Old Notes being tendered by DTC Participants are deposited with the Exchange Agent on or prior to the Expiration Time (accompanied by a properly transmitted Agent’s Message), the Company may, at its option, treat such tender and the related consent as defective. The issuance of New Notes in exchange for the Old Notes with the Exchange Agent will be made only against deposit of the tendered Old Notes and delivery of any other required documents.
Book-Entry Delivery Procedures
          We expect that the Exchange Agent will establish accounts at DTC with respect to the Old Notes for purposes of the Exchange Offer within two business days after the date of this Offering Circular, and any financial institution that is a DTC Participant may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent’s account in accordance with DTC’s procedures for such transfer. Although delivery of Old Notes and consent to the Amendment may be effected through book-entry transfer into the Exchange Agent’s account at DTC, an Agent’s Message (as defined below) in connection with a book-entry transfer, and any other required documents, as the case may be, must in any case be transmitted to and received by the Exchange Agent at one or more of its addresses set forth on the back cover of this Offering Circular on or prior to the Expiration Time in order for DTC Participants to properly tender Old Notes and consent to the Amendment. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.
          The confirmation of a book-entry transfer into the Exchange Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each participant in DTC tendering the Old Notes and consenting to the Amendment and that such participants have received the Letter of Transmittal and Consent and agree to be bound by the terms of the Letter of Transmittal and Consent and that the Company may enforce the terms of the Letter of Transmittal and Consent against such participants.
Signatures; Signatures Guarantees
          Signatures on each Letter of Transmittal and Consent must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a “Medallion Signature Guarantor”), unless the Old Notes tendered with such Letter of Transmittal and Consent are tendered and delivered (i) by a registered Holder of Old Notes (or by a DTC Participant whose name appears on a security position listing as the owner of such Old Notes) who has not completed any of the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal and Consent or (ii) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an “Eligible Institution”). If the Old Notes are registered in the name of a person other than the signer of the Letter of Transmittal and Consent, or if Old Notes not accepted for exchange are to be returned to a person other than the registered Holder, then the signature on the Letter of Transmittal and Consent accompanying the tendered Old Notes must be guaranteed by a Medallion Signature Guarantor as described above.
Guaranteed Delivery Procedures
          If a Holder desires to tender Old Notes pursuant to the Exchange Offer and consent to the Amendment and (a) certificates representing such Old Notes are not immediately available, (b) time will not permit such Holder’s Letter of Transmittal and Consent, certificates representing such Old Notes and all other required documents to reach the Exchange Agent on or prior to the Expiration Time or (c) the procedures for book-entry transfer (including delivery of an Agent’s Message) cannot be completed on or prior to the Expiration Time, such Holder may nevertheless tender such Old Notes and consent to the Amendment with the effect that such tender and consent will be deemed to have been received on or prior to the Expiration Time if all the following conditions are satisfied:
o	the tender is made by or through an Eligible Institution;

o	a properly completed and duly executed notice of guaranteed delivery (“Notice of Guaranteed Delivery”), substantially in the form accompanying the Letter of Transmittal and Consent, or an Agent’s Message with respect to guaranteed delivery that is accepted by the Company, is received by the Exchange Agent on or prior to the Expiration Time as provided below; and

o	the certificates for the tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation of the transfer of such Old Notes into the Exchange Agent’s account at DTC as described above, together with a Letter of Transmittal and Consent (or manually signed facsimile thereof) properly completed and duly executed, with any signature guarantees and any other documents required by the Letter of Transmittal and Consent, or a properly transmitted Agent’s Message, are received by the Exchange Agent within three business days after the date of execution of the Notice of Guaranteed Delivery.
          The Notice of Guaranteed Delivery may be sent by hand delivery, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
Interpretation
          All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Old Notes and related consents to the Amendment pursuant to any of the procedures described above will be determined by us in our sole discretion (and or determination shall be final and binding). We expressly reserve the absolute right, in our sole discretion, subject to applicable law, to reject any or all tenders of any Old Notes and related consents to the Amendment determined by it not to be in proper form or if the acceptance for tender of Old Notes or tender for Old Notes and related consents to the Amendment, may in the opinion of our counsel be unlawful. We also reserve the absolute right, in our sole discretion, subject to applicable law, to waive or amend any of the conditions of the Exchange Offer and Consent Solicitation or to waive any defect or irregularity in any tender with respect to Old Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. Our interpretation of the terms and conditions of the Exchange Offer and Consent Solicitation (including the Letter of Transmittal and Consent and the instructions thereto) will be final and binding. None of us, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.
Absence of Appraisal Rights
          The Old Notes are our debt obligations and are governed by the Old Notes Indenture. There are no appraisal or other similar statutory rights available to Holders in connection with the Exchange Offer.
Withdrawal of Tenders and Consents
          Tenders of Old Notes in connection with the Exchange Offer and related consents to the Amendment are irrevocable and may not be withdrawn at any time. However, if we terminate the Exchange Offer and Consent Solicitation or do not accept your tender of Old Notes, we will return any Old Notes tendered by you without any cost and the related consents will no longer be deemed effective. In the case of certificated Old Notes, the Old Notes will be returned to the Holder at the address shown below the Holder’s signature on the Letter of Transmittal and Consent or unless the Holder of the Old Notes desires that the Old Notes be sent to a different address and so indicates by completing the box entitled “Special Delivery Instructions” in the Letter of Transmittal and Consent or, if the Holder desires that such Old Notes be issued in the name of someone other than the person whose signature appears on the Letter of Transmittal and Consent, by completing the box entitled “Special Issuance Instructions” in the Letter of Transmittal and Consent. In the case of Old Notes tendered and related consents given using the procedure for book-entry transfer, the Old Notes will be credited to the tendering Holder’s account with DTC as indicated on the Letter of Transmittal and Consent, unless the Holder desires that such Old Notes be returned to a different account and so indicates by completing the box entitled “Special Issuance Instructions” in the Letter of Transmittal and Consent.
Acceptance of Old Notes for Exchange; Delivery of New Notes
          In all cases, delivery of New Notes in exchange for Old Notes accepted for exchange pursuant to the Exchange Offer and Consent Solicitation will be made only after timely receipt by the Exchange Agent of certificates representing the Old Notes or confirmation of book-entry transfer thereof, a properly completed and duly executed Letter of Transmittal and Consent related thereto (or a manually signed facsimile thereof) or an Agent’s Message following compliance with DTC’s ATOP procedures and any other documents required thereby.
          We will be deemed to have accepted properly tendered Old Notes and related consents when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent. We will issue New Notes for Old Notes accepted for exchange in the Exchange Offer by depositing the New Notes with the Exchange Agent. In the case of Old Notes held through DTC, the New Notes will be delivered in book-entry form promptly following the Expiration Time. In the case of Old Notes held in physical form, the Exchange Agent will deliver the New Notes in physical form promptly following the Expiration Time. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Notes and transmitting the Old Notes to such Holders.
          If any properly tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer and Consent Solicitation, such Old Notes will be returned promptly after the expiration or termination of the Exchange Offer and Consent Solicitation and without expense to the tendering Holder or such Old Notes will be credited to an account maintained at DTC designated by the DTC Participant who so delivered such Old Notes, in either case, unless the tendering otherwise specifies in accordance with the Special Issuance and Delivery Instructions in the Letter of Transmittal and Consent.

DESCRIPTION OF NEW NOTES
     The New Notes will be issued under the New Notes Indenture between us and Wells Fargo, as trustee. The terms of the New Notes include those stated in the Old Notes Indenture and those made part of the Old Notes Indenture by reference to the Trust Indenture Act of 1939.
     The following description is a summary of certain provisions of the New Notes Indenture and the New Notes. It does not restate the New Notes Indenture or the New Notes in their entirety. We strongly urge Holders to read the New Notes Indenture and the New Notes because those documents, and not this description, define the rights of the holders of the New Notes.
General
     The New Notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured indebtedness, but are senior to the Old Notes to the extent that holders of New Notes will be entitled to receive payment of all outstanding principal and accrued interest thereon prior to the Holders of the Old Notes having the right to receive payment of any outstanding principal thereunder.
     The New Notes mature on February 1, 2009, unless earlier redeemed or repurchased by us. We are not subject to any financial covenants under the New Notes Indenture. In addition, we are not restricted under the New Notes Indenture from paying dividends, incurring debt or issuing or repurchasing our securities.
     Holders are not afforded protection in the event of a highly leveraged transaction, or a change in our ownership under the New Notes Indenture.
Form, Denomination, Transfer, Exchange and Book-Entry Procedures
     Unless you hold your Old Notes in physical, certificated form, the New Notes you receive in exchange for Old Notes tendered and accepted in the Exchange Offer will be represented by one or more permanent global securities in bearer form deposited with Wells Fargo as book entry agent, for the benefit of DTC. In such case, you will not receive New Notes in certificated form. Instead, beneficial interests in the New Notes will be shown on, and transfers of these will be effected only through, records maintained in book-entry form by DTC with respect to DTC Participants.
     If you hold your Old Notes in physical, certificated form, the New Notes you receive in exchange for Old Notes tendered and accepted in the Exchange Offer will be issued to you in physical, certificated form. Such New Notes will be registered in your name in the records maintained by the New Notes Trustee as registrar under the New Notes Indenture.
Interest
     Interest on the New Notes will accrue at a rate of 13 1/2% per annum and is payable in cash in arrears upon maturity.
Ranking
     The New Notes:
o	are general unsecured obligations;

o	rank equal in right of payment with all our existing and future unsecured indebtedness, with the exception that the New Notes Indenture includes a covenant that is intended to prohibit us from repaying any outstanding principal under the Old Notes before all principal and interest is paid under the New Notes, which becomes payable to the same date as the outstanding principal under the Old Notes; and

o	effectively rank junior to all of our secured indebtedness, including the Senior Secured Credit Facility, to the extent of the value of the assets securing such indebtedness.

Optional Redemption
     We may redeem all or a part of the New Notes upon not less than 30 nor more than 60 days notice, at one hundred percent (100.000%) of the principal amount of the New Notes plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed at any time.
Mandatory Redemption
     We are not required to make mandatory redemption payments with respect to the New Notes.
Events of Default
     The following are events of default under the New Notes Indenture:
o	the Company defaults for 30 days in the payment when due of interest on the New Notes;

o	the Company defaults in the payment when due of principal of or premium, if any, on the Notes; or

o	events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries, as specified in the New Notes Indenture.

SELECTED FINANCIAL DATA
     This section presents selected historical financial data of the Company and is not necessarily indicative of results of future operations. You should read carefully the consolidated financial statements, related notes thereto, and included elsewhere in this Offering Circular. The selected data in this section is not intended to replace the consolidated financial statements.
     The following table highlights our financial performance for the last five years and for the nine months ending September 30, 2006 and 2005:

	Nine Months Ended September 30		Years Ended December 31
	2006	2005	2005	2004	2003	2002	2001
	(In thousands except per share amounts and minutes of use data)
	(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenues	$72,827	$72,383	$90,933	$124,006	$134,640	$164,098	$149,992

Costs and expenses:
Network expenses (exclusive of depreciation shown separately below)	29,711	29,901	39,735	39,834	36,286	53,525	57,345

Selling, general and administrative	39,987	40,127	54,197	58,065	59,217	60,114	66,575
Reimbursed transition expenses (1)	(7,171)	(7,318)	(10,583)	—	—	—	—

Depreciation and amortization	8,925	10,349	13,452	32,565	44,000	40,350	34,181

Restructuring charges (2)	254	630	624	516	125	8,620	8,764

Impairment of assets (3)	—	—	—	54,898	—	16,621	16,787

Operating expense	71,706	73,689	97,425	185,878	139,628	179,230	183,652

Income (loss) from operations	1,121	(1,306)	(6,492)	(61,872)	(4,988)	(15,132)	(33,660)
Interest expense	4,328	5,198	7,123	12,515	13,520	17,398	19,937
Loss (gain) on extingishment of debt (4)	—	2,138	2,138	—	3,689	(33,847)	—
Gain on sale of enterprise customer base (5)	—	(24,132)	(24,110)	—	—	—	—

Other (income) expense, net	(314)	154	(421)	646	(447)	(1,474)	(4,212)
(Benefit from) provision for income taxes	(118)	438	190	—	(6,500)	745	(14,593)

Net income (loss)	$(2,775)	$14,898	$8,588	$(75,033)	$(15,250)	$2,046	$(34,792)

Net income (loss) per share:
Basic	$(0.07)	$0.40	$0.23	$(2.05)	$(0.42)	$0.06	$(0.96)
Diluted	$(0.07)	$0.38	$0.22	$(2.05)	$(0.42)	$0.06	$(0.96)

Balance Sheets Data:
Total assets	$82,652	$77,445	$79,323	$107,052	$174,202	$243,016	$314,737
Long-term debt and capital leases	$47,670	$39,373	$43,520	$65,038	$54,714	$97,443	$160,192
Stockholders’ equity	$10,957	$19,417	$13,237	$17,589	$92,464	$87,236	$85,071

Other Data:
Cash flows from operations	$526	$4,968	$7,386	$12,776	$18,414	$44,642	$7,974
Cash flows from investing	$(8,990)	$20,829	$22,075	$(14,686)	$24,460	$(30,205)	$(6,082)
Cash flows from financing	$3,521	$(41,110)	$(35,045)	$(482)	$(36,267)	$(50,416)	$5,462
Minutes of use (in billions) (unaudited)	26.6	36.6	48.6	44.7	41.7	32.1	26.6
NOTES TO SELECTED FINANCIAL DATA

(1)	Reimbursed transition expenses recorded as a reduction to costs and expenses billed under the TSA based upon estimated costs to us. See Note 2 to the accompanying consolidated financial statements.
(2)	Restructuring charges relate to our restructuring plans approved and announced June 2006, March 2005, June 2002 and August 2001. See Note 7 to the accompanying consolidated financial statements and see Note 5 to the accompanying condensed consolidated financial statements.
(3)	We determined some of our assets were impaired and recorded impairment charges. See Note 5 to the accompanying consolidated financial statements.
(4)	During 2005, we prepaid the Senior Secured Note. During 2003 and 2002, we repurchased some of our Old Notes. See Note 9 to the accompanying consolidated financial statements.
(5)	Gain associated with the sale of substantially all of our enterprise customer base in March of 2005. See Note 2 to the accompanying consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Introduction
          We are a provider of integrated communication solutions that enable communication providers to use our network and services as an alternative to building and maintaining their own network. Our customers include Internet service providers (“ISPs”), enhanced communication service providers (“ESPs”) and other direct providers of communication services to business and residential end-users, collectively referred to as service providers (“SPs”).
          While services that provide traditional dial-up access to the Internet have been and continue to be an important aspect of the services we provide SPs, we believe increased demand for access to the Internet, the desire for one-stop integrated communication services by end-users and new communications technologies such as voice over Internet protocol (“VoIP”) present significant growth opportunities for us. We are developing and overlaying new products and services that take advantage of these new technologies in an effort to increase the utilization of our network, particularly in light of reduced utilization as SP customers continue to migrate from dial-up access to broadband access. While we expect that the majority of dial-up Internet service will migrate to broadband over time and believe it is occurring more rapidly than expected, it is a target market for us and we remain focused on serving the needs of our customers.
Restructuring of the Company
          On November 15, 2006, after considering a variety of restructuring alternatives, including seeking in-court protection from creditors, and conducting an extensive search for financing sources, we completed the initial steps of the Restructuring, a comprehensive restructuring of our financial obligations, led by an investment and refinancing with CVC, a private investment company focused principally on the domestic and international telecommunications industry. With assistance from our financial advisor, restructuring advisor, and legal counsel, we concluded that the interests of all of our stakeholders, including shareholders, creditors, employees, customers and suppliers, were enhanced by the Restructuring when compared to other alternatives available to us at that time. As part of the Restructuring, an affiliate of CVC purchased our Senior Secured Credit Facility, which had an outstanding balance at such time of approximately $8.8 million, from our senior lender, Comerica.
          In connection with this purchase, Comerica assigned its rights and obligations under the Senior Secured Credit Facility to the loan purchaser and, concurrently with such purchase and assignment, such facility was amended and restated to provide, among other things, an increase in the maximum loan commitment to $24.0 million, consisting of an $8.0 million revolving credit facility and $16.0 million in term loans. The Term Loan was made available to us in two (2) tranches — Tranche A and Tranch B. Pursuant to the Senior Secured Credit Facility, approximately $8.8 million, the maximum amount of Tranch A, was drawn on November 15, 2006 in order to refinance the aggregate obligations outstanding under the Original Loan Agreement and reimburse Comerica for its legal expenses. The availability of the undrawn balance of the Revolving Credit Facility and Tranche B of the Term Loan is subject to certain conditions, the earliest of which could be satisfied on February 1, 2007.
          However, there can be no assurance that we will be able to comply with the conditions allowing us to draw upon these funds. As of November 15, 2006, we obtained access to cash in the amount of approximately $11.3 million previously held by Comerica under the terms of a compensating balance arrangement. In addition, another affiliate of CVC purchased an aggregate of 879,117 shares of two series of newly-designated, non-voting, convertible preferred stock for aggregate consideration of approximately $1.0 million. The Series B-1 and Series B-2 preferred stock, one of which was issued at closing and the other of which will be issued upon receipt of shareholder approval of an amendment to our Articles of Incorporation to permit the issuance of the common stock issuable upon conversion of such series of preferred stock, are generally convertible into approximately 51% and 95%, respectively, of our outstanding common stock on a fully-diluted basis, subject to satisfaction of certain conditions, including receipt of requisite regulatory approvals.
          We are required to hold a shareholder meeting to seek approval for an amendment to our Articles of Incorporation within 90 calendar days of receipt of a written request from the Purchaser. We do not expect the Purchaser to exercise such right until such time as they have converted the Series B-1 preferred stock, which is expected to result in the Purchaser holding 51% of our outstanding common stock, on a fully-diluted basis, which is sufficient voting power under current applicable law and our Articles of Incorporation and our Bylaws to approve such amendment without participation from other shareholders.

          As part of the Restructuring, we reached an agreement with Merrill Lynch to restructure approximately $5.7 million of our obligations to them. Such agreement provides for, among other things, deferral of payments of principal and interest due to them in January and February of 2007, waiver of compliance with certain covenants and a commitment to restructure the maturity date and payment terms on the remaining obligations should certain conditions be met. In addition, we reached an agreement with Tekelec, one of our key suppliers, to restructure approximately $1.9 million of our obligation to them. As part of our agreement with Tekelec, we paid them approximately $535,000 to settle in full such obligation.
          In addition, we have received a commitment from SMH Capital, an investment advisor who has represented to us that it has discretion over approximately $21.0 million of outstanding principal amount of the Old Notes, to tender all such Old Notes into the Exchange Offer for New Notes.
          We are in the process of implementing a planned national expansion. As part our planned national expansion, we intend to offer our full suite of VoIP and Internet access enabling services in 36 major metropolitan markets, covering more than 50% of the U.S. population. We are positioning ourselves as a key player in the SP space with a focus on expansion through enabling others to become communication service providers. This planned expansion is designed to provide a nationwide, single source platform that seamlessly bridges circuit-switching and packet-switching targeted at VoIP providers, wireless broadband providers, ISPs, carriers and other Next Generation service providers. In addition, the planned national expansion is designed to enable us to increase market share in our mature products; e.g. dial-up Internet services. While we expect that the majority of dial-up Internet service will migrate to broadband over time, it is a large target market and we remain focused on serving the needs of our customers.
          Prior to commencing our planned national expansion, we received customer traffic in Arizona, California, Nevada, Oregon, Utah, and Washington. We have subsequently placed into service network assets necessary to begin serving customers, and have begun to receive customer traffic in Alabama, Colorado, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Michigan, Mississippi, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia, Wisconsin, and the District of Columbia. Additionally, we have state commission authority as a CLEC in Kansas, Louisiana, Massachusetts, Minnesota, Missouri, New Mexico, and Texas. Our planned national expansion contemplates further investment in these markets to complete our network and to support increased levels of network traffic.
          On September 25, 2006, our common stock was delisted from the Nasdaq Capital Market due to noncompliance with Nasdaq’s minimum bid price requirement. Our stock is now quoted in the Pink Sheets and on The OTC Bulletin Board®. Removal from the Nasdaq Capital Market could have a material adverse effect on our ability to raise additional equity capital should that become necessary.
          We announced in January 2006 an alliance with VeriSign to provide services that enable communications providers to offer converged IP, voice and data communications. The alliance contemplates that VeriSign will facilitate us with back office and database services including Calling Party Name, Local Number Portability, E911 related database updating, SS7 and provisioning services. Further, it is expected that we will contribute voice and data network services such as trunking, switching, E911 selective router trunking and IP transport. Our strategic alliance with VeriSign is expected to enhance our national expansion plans and strategy of being a single source for converged solutions offered by VoIP, wireless, broadband and other service providers, allowing both companies to drive adoption of next-generation applications.
          In June 2006, we began implementing our restructuring plan, which included a workforce reduction of approximately 32 employees as part of a cost containment strategy. The workforce reduction was completed in June 2006. As a result, we recorded $238,000 in restructuring charges related to employee termination benefits during the second quarter of 2006 and reduced that estimate approximately $9,000 during the third quarter of 2006, primarily due to forfeited benefits. We anticipate total cash paid for employee termination benefits to be $229,000. The final cash payment to be recorded against the 2006 restructuring reserve is expected to occur in December 2006.
          In connection with our transition to a business model based upon enabling other communication service providers, on March 11, 2005, we sold substantially all of our enterprise customer base to U.S. TelePacific Corp. (“TelePacific”) while retaining our associated network assets. Under the terms of this transaction, TelePacific acquired certain assets, such as property and equipment with a net book value of approximately $3.0 million and other assets of approximately $0.6 million, and assumed certain liabilities of approximately $0.7 million, in exchange for $27.0 million in cash. As a result, we recorded a gain of $24.0 million from this sale during the first quarter of 2005. Subsequent to the first quarter of 2005, we recorded a net gain of $0.1 million for adjustments associated with this sale and an amendment to the asset purchase agreement pursuant to which we completed the TelePacific transaction (the “APA”).

          In addition, on March 11, 2005, we entered into a Transition Service Agreement (“TSA”) with TelePacific that, among other things, obligated us to provide certain transition services to TelePacific at our estimated cost for a one-year period, subject to extension for two additional three-month periods. The estimated costs to be reimbursed to us included network related and administrative support services which were provided exclusively to TelePacific and were capped at $10.5 million. In accordance with the TSA, TelePacific received a $2.0 million credit against the total amount to be billed that occurred during the second quarter of 2005. During the third quarter of 2005, we entered into an amendment with TelePacific to resolve certain disputed matters arising out of the APA and to amend and modify the TSA. The TSA amendment eliminated the cap of $10.5 million for certain types of network related services for which TelePacific was obligated to reimburse us during the initial 12-month transition period. During April 2006, TelePacific exercised their second and final option to extend the transition period for an additional three months. The TSA terminated on September 12, 2006, and any continued services after such date are recorded as revenues.
          For the three and nine month periods ended September 30, 2006, we recorded reimbursed transition expenses of $1.5 million and $7.2 million, respectively, in accordance with the TSA. This amount is recorded as a reduction to costs and expenses on a separate line item in the consolidated statements of operations and comprehensive income (loss). Costs billed under the TSA were based upon estimated costs to us, and we estimate that no profit was recognized on the services performed under the TSA. The enterprise services were provided by the same network assets and maintained and operated by the same employee base as other services provided by us. As such, our common network services or expenses could not be segregated based upon the services provided and therefore the estimated costs were primarily billed based upon a fixed fee per type of service or transaction. Due to the inseparability of our network, the absence of identifiable shared costs, and as no network assets were sold to TelePacific, we determined the transaction with TelePacific did not result in discontinued operations.
          The following table shows our financial performance for the three and nine month periods ended September 30, 2006 and 2005:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
	(unaudited)		(unaudited)
	(Dollars in thousands)		(Dollars in thousands)
Total revenue	$26,171	$22,383	$72,827	$72,383
Income (loss) from operations	$3,332	$830	$1,121	$(1,306)
Net income (loss)	$2,324	$(126)	$(2,775)	$14,898
Income (loss) per share diluted	$0.06	$(0.00)	$(0.07)	$0.38
          We derive our revenues from monthly recurring charges, usage charges and amortization of initial non-recurring charges. Since the sale of substantially all of the enterprise customer base on March 11, 2005, we provide services primarily to SP customers. Monthly recurring charges include the fees paid by customers for lines in service and additional features on those lines, as well as equipment collocation services. Usage charges consist of fees paid by end users for each call made, fees paid by our intercarrier customers as intercarrier compensation for completion of their customers’ calls through our network, and access charges paid by carriers for long distance traffic terminated on our network. Initial non-recurring charges consist of fees paid by end users for the installation of our service. Most installation revenues and costs associated with installation are recognized as revenue and expensed ratably over the term of the service contracts, which is generally 24 to 36 months. We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product or performance of the service has occurred, the selling price is fixed or determinable and collectibility is reasonably assured.
          We have carrier customers who pay us to terminate their originating call traffic on our network. These payments consist of meet point access charges, third party transit traffic and intercarrier compensation payments, collectively referred to as intercarrier compensation. Intercarrier compensation payments are a function of the number of calls we terminate, the minutes of use associated with such calls and the rates at which we are compensated by ILECs. Intercarrier compensation payments have historically been a significant portion of our revenues, but the intercarrier carriers are not currently a targeted customer. Intercarrier compensation payments accounted for 47.1% and 44.9% of our total revenues for the nine months ended September 30, 2006 and 2005, respectively. The failure, for any reason, of one or more carriers from which we ordinarily receive intercarrier compensation payments to make all or a significant portion of such payments would adversely affect our financial results.
          Our right to receive intercarrier compensation payments from other carriers, as well as the right of CLECs and other competitors to receive such payments is the subject of numerous regulatory and legal challenges.
          On October 20, 2004, we filed a formal complaint with the California Public Utilities Commission (“CPUC”) against AT&T. In the complaint proceeding, we alleged that AT&T owed us over $7.1 million for traffic terminated by us on behalf of AT&T, plus late payment fees. On September 19, 2005, the presiding hearing officer released a decision granting our complaint in all regards, except for our claim for late payment fees. On October 19, 2005, AT&T filed an appeal with the CPUC, claiming the decision was in error. We filed a simultaneous appeal with the CPUC, asking for approval of late payment fees. On June 29, 2006, the CPUC rejected both appeals, and reaffirmed to award over $7.1 million to us. We received $7.1 million from AT&T on July 31, 2006. During August 2006 we received an additional $3.0 million from AT&T for similar traffic terminations that occurred subsequent to our October 2004 complaint.
          As technology continues to evolve with the corresponding development of new products and services, there is no guarantee we will retain our customers with our existing product and service offerings or with any new products or services we may develop in the future. Traditional dial-up access to the Internet, although a mature technology, remains a large target market for us. Major segments of this market may experience migration to broadband access technologies where available and competitively priced. While we remain focused on serving the needs of our customers who provide dial-up access to their end-users, with the evolution of new technologies many new Internet protocol (IP) applications are now available, such as VoIP, which have presented us with new product development and sales opportunities. We are developing and overlaying new products and services that take advantage of these new technologies to further increase the utilization of our network expansion upon completion and expect such expansion will present additional sales opportunities.
          Competition in the communication services market has resulted in the consolidation of companies in our industry, a trend we expect to continue. In order to grow our business and better serve our customers, we continue to consider new business strategies, such as our national expansion and alliance with VeriSign, and including, but not limited to, potential acquisitions, partnerships, or new business services. We believe that the footprint of our network, which encompasses all of the major metropolitan areas of California, in addition to New York, Pennsylvania, Maryland, Florida, Colorado, Alabama, North Carolina, South Carolina, New Jersey, Washington, D.C., Oregon, Washington, Nevada, Arizona, Utah, Idaho, Delaware, Georgia, Illinois, Indiana, Kentucky, Michigan, Mississippi, Ohio, Rhode Island, Tennessee, Virginia, Wisconsin, Kansas, Louisiana, Massachusetts, Minnesota, Missouri, New Mexico, Texas and our expansion, provides us with a significant competitive advantage that will enable us to successfully compete in the future, but we cannot guarantee that we will be able to achieve future growth.
Application of Critical Accounting Policies
          Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses for the reporting period. We consider the following accounting policies to be critical policies due to the estimation processes involved in each:
o	revenue recognition;

o	provision for doubtful accounts receivable;

o	estimated settlement of disputed billings;

o	impairment for long-lived assets; and

o	stock-based compensation.

          By their nature, these judgments are subject to an inherent degree of uncertainty. Thus, actual results could differ from estimates made and these differences could be material.
          Revenue Recognition. We recognize revenue when:
o	there is pervasive evidence of an arrangement;

o	delivery of the product or performance of the service has occurred;

o	the selling price is fixed and determined; and

o	collectibility is reasonably assured.
          Non-refundable up-front payments received for installation services and installation related costs, are recognized as revenue and expensed ratably over the term of the service contracts, generally 24 to 36 months.
          Revenues from service access agreements are recognized as the service is provided, except for intercarrier compensation fees paid by our intercarrier customers for completion of their customers’ calls through our network, and access charges paid by carriers for long distance traffic terminated on our network. Our right to receive this type of compensation is the subject of numerous regulatory and legal challenges. We consider such issues in evaluating the four criteria above.
          Some ILECs with which we have interconnection agreements have withheld payments from amounts billed by us under their agreements. The process of collection of such intercarrier compensation is subject to complex contracts, regulations and laws, and is routinely the subject of judicial and/or administrative processes. Often, disputes concerning intercarrier compensation are settled by us and the ILEC in a manner that results in accepting a portion of what we believe is owed to us.
          Provision for doubtful accounts receivable. Provisions for allowances for doubtful accounts receivable are estimated based upon:
o	historical collection experience;

o	customer delinquencies and bankruptcies;

o	information provided by our customers;

o	observance of trends in the industry; and

o	other current economic conditions.
          Estimated settlements for disputed billings. During the ordinary course of business, we may be billed for carrier traffic for which management believes we are not responsible. In such instances, we may dispute with the appropriate vendor and withhold payment until the matter is resolved. Our current disputes are primarily related to incorrect facility rates or incorrect billing elements we believe we are being charged. Management regularly reviews and monitors all disputed items and, based on industry experience, records an accrual that represents what we estimate that we owe on the disputed billings. Although we continue to actively try to expedite resolutions, often times the state Public Utilities Commission must become involved to arbitrate such agreements. This process is often not timely and resolutions are often subject to appeal.
          Long-lived assets. In 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We evaluate our long-lived assets when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. When we consider an asset to be impaired, it is written down to its estimated fair market value. This is assessed based on factors specific to the type of asset. In assessing the recoverability of these assets, we make assumptions regarding, among other things, estimated future cash flows to determine the fair value of the respective assets. If these estimates and the related assumptions change in the future, we may be required to record additional impairment charges for these assets.

          Stock-based compensation. On January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment,” and account for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123R. We use the Black-Scholes option-pricing model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options (expected term), the estimated volatility of the our common stock price over the expected term and the number of options that will cancel for failure to complete their vesting requirements (forfeitures). Changes in these assumptions could materially affect the estimate of fair value stock-based compensation and consequently, the related amount recognized on the consolidated statements of operations and comprehensive income (loss).
Results of Operations
Quarter Ended September 30, 2006 Compared to the Quarter Ended September 30, 2005
          Our significant revenue components and operational metrics for the quarters ended September 30, 2006 and 2005 are as follows:

	Three Months Ended
	September 30
	2006	2005	% Change
	(unaudited)
	(Dollars in millions)
Revenues:
Intercarrier compensation	$8.9	$12.0	(25.8)%
Mature Products	14.7	9.3	58.1%
Growth Products	2.6	1.1	136.4%

Total revenues	$26.2	$22.4	17.0%

Operational metrics:
Minutes of use (in billions)
Intercarrier	6.38	12.01	(46.9)%
Mature Products	—	0.07	(100.0)%
Growth Products	0.23	0.09	155.6%

Total minutes of use	6.61	12.17	(45.7)%

          Total revenues, which is composed of intercarrier, mature products and growth products, increased 17.0% to $26.2 million in the quarter ended September 30, 2006 from $22.4 million during the same period in 2005. This increase was primarily attributable to settlements of $9.5 million during the third quarter of 2006 compared to $2.2 million in 2005, partially offset by lower revenues from lower minutes of use and a reduction in mature products services.
          Our mature products in our western footprint currently drive the majority of our intercarrier revenues. We anticipate continued declines due to a more rapid decline than expected in the Internet dial-up business as customers transition from dial-up to broadband in addition to competitive pressure for these businesses. However, we expect these declines to be gradually offset by increasing both our mature and growth products across our expanded footprint.
          Intercarrier compensation revenues decreased 25.8% to $8.9 million in the quarter ended September 30, 2006 from $12.0 million during the same period in 2005 due primarily to lower revenues from a decrease in intercarrier minutes of use primarily resulting from a competitor, who is a customer, building out their own network, and a more rapid than expected decline in the Internet dial-up business. The decline was partially offset by an increase of third party transit traffic of approximately $0.7 million and settlements of $3.0 million in the third quarter of 2006 compared to $2.2 million in 2005.
          Mature products revenues include dial access services, collocation, and all enterprise products. Revenues from mature products increased $5.4 million, or 58.1% in the quarter ended September 30, 2006 from $9.3 million during the same period in 2005. The increase was primarily due to a settlement and restructuring agreement with an ISP of $6.5 million during the third quarter of 2006, partially offset by lower revenues from lower minutes of use in addition to Internet dial-up ISPs reducing services. The settlement and restructuring agreement with the ISP, assuming no increase in volume, is expected to result in an increase in revenues of $5.4 million for 2006 and a decrease in revenues of $4.6 million and $2.6 million for 2007 and 2008, respectively.

          Growth products revenues include the VoiceSource suite (PSTN on Ramp, IFEX, PSTN on Ramp with NDS and Driver’s Seat), exchange advantage and enhanced dial access. Revenues from growth products increased $1.5 million, or 136.4% in the quarter ended September 30, 2006 from $1.1 million during the same period in 2005. The increase was due primarily to volume growth from products introduced in 2005. This increase was primarily in the western footprint and we expect gradual increases in our eastern footprint as we complete our expansion along with our VeriSign, Inc. alliance by the end of the year.
          Total minutes of use, which is composed of intercarrier, mature products and growth products declined 45.7% to 6.61 billion in the quarter ended September 30, 2006 from 12.17 billion for the same period in 2005. Intercarrier minutes of use are composed of minutes of use resulting from both mature products and growth products that are initiated on another carrier’s network but terminated on our network. Intercarrier minutes of use decreased to 6.38 billion in the quarter ended September 30, 2006 from 12.01 billion for the same period in 2005, primarily due to a competitor, who is a customer, building out their own network, and a more rapid than expected decline in the Internet dial-up business. Mature products minutes of use decreased to 0.01 billion for the quarter ended September 30, 2006 from 0.07 billion during the same period in 2005. Growth products minutes of use increased to 0.23 billion for the quarter ended September 30, 2006 from 0.09 billion during the same period in 2005. We believe that the decrease in the minutes of use for mature products and the increase in the minutes of use related to growth products reflects the changing focus of our business as well as the recent introduction of new products.
          The significant costs and expenses for the quarters ended September 30, 2006 and 2005 are as follows:

	Three Months Ended
	September 30,
	2006	2005	% Change
	(unaudited)
	(Dollars in millions)
Costs and expenses:
Network expenses (exclusive of depreciation shown separately below)	$9.9	$9.6	3.1%
Selling, general and administrative	11.5	13.0	(11.5)%
Reimbursed transition expenses	(1.5)	(4.5)	(66.7)%
Depreciation and amortization	3.0	3.4	(11.8)%

Total costs and expenses	$22.9	$21.5	6.5%

          Consolidated network expenses increased $0.3 million, or 3.1% during the three months ended September 30, 2006 compared to $9.6 million during the same period in 2005 due primarily to increased expenses related to our national expansion, partially offset by former customers transitioning off our network as a result of the sale of substantially all of our enterprise customer base to TelePacific’s network in addition to cost reduction efforts. During this transition period, which ended September 12, 2006, we were obligated under the TSA, among other things, to provide certain transition services to TelePacific at our estimated cost. The estimated costs reimbursed to us included network related services and are included under “Reimbursed transition expenses.”
          Consolidated selling, general and administrative expenses decreased 11.5% to $11.5 million for the quarter ended September 30, 2006 from $13.0 million during the same period in 2005. The decrease was primarily due to suspended compensation associated with company and individual team performance goals, reduced professional costs and cost reduction activities.
          We expect selling, general and administrative expenses to decline after the second quarter of 2006 primarily as a result of the 2006 restructuring plan, in which approximately 32 employees were terminated, a 10% reduction in pay for officers beginning in the third quarter of 2006 and other cost reduction activities implemented in the second quarter of 2006.

          Effective January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment,” utilizing the modified prospective method. We recorded approximately $90,000 in selling, general and administrative expense during the quarter ended September 30, 2006 as a result of this adoption. Total compensation expense recognized for stock-based awards for the three months ended September 30, 2006 and 2005 was $118,000 and $48,000, respectively. Previously, we followed Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” for our stock-based compensation plans and the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” As of September 30, 2006, we had unrecognized stock-based compensation of $1.0 million outstanding, which we expect to recognize over a weighted-average period of 2.6 years.
          Reimbursed transition expenses were $1.5 million and $4.5 million for the quarters ended September 30, 2006 and 2005, respectively. The reimbursed transition expenses related to network and administrative services provided to TelePacific in accordance with the TSA. Costs billed under the TSA were based upon estimated costs to us, and as such no profit was recognized on the services performed under the TSA. The TSA ended on September 12, 2006 and reimbursement of transition expenses ended at that time. Continued services provided after September 12, 2006 are recorded under revenues. The enterprise services were provided by the same network assets and maintained and operated by the same employee base as other services provided by us. As such, our common network services or expenses cannot be segregated based upon the services provided and therefore the estimated costs have primarily been billed based upon a fixed fee per type of service or transaction. Due to the inseparability of our network, the absence of identifiable shared costs, and as no network assets were sold to TelePacific, we determined the transaction with TelePacific did not result in discontinued operations.
          Estimates and assumptions are used in setting depreciable lives. Assumptions are based on internal studies of use, industry data on average asset lives, recognition of technological advancements and understanding of business strategy. Consolidated depreciation and amortization expense decreased 11.8% to $3.0 million in the quarter ended September 30, 2006 from $3.4 million during the same period in 2005. The decrease in depreciation and amortization expense was primarily due to some assets becoming fully depreciated during the period, slightly offset by an increase in depreciation for new assets acquired in connection with our national expansion.
          Consolidated income from operations was $3.3 million for the quarter ended September 30, 2006 compared to $0.8 million during the same period in 2005 primarily due to the factors discussed in the preceding paragraphs.
          Consolidated interest expense, net increased to $1.4 million for the quarter ended September 30, 2006 compared to $1.1 million for the same period in 2005 due primarily to higher debt levels and increasing interest rates during 2006.

	Three Months Ended
	September 30,
	2006	2005
	(unaudited)
	(Dollars in thousands)
Interest on Old Notes	$1,218	$1,218
Amortization of deferred financing costs	57	50
Other interest expense	406	5
Less interest income	(257)	(182)

	$1,424	$1,091

          For the quarters ended September 30, 2006 and 2005, our effective income tax rate was 5.3% and 40.0%, respectively.
          Consolidated net income was $2.3 million for the quarter ended September 30, 2006 compared to a net loss of $0.1 million during the same period in 2005 primarily due to the factors discussed in the preceding paragraphs.

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2005
          Our significant revenue components and operational metrics for the nine months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended
	September 30,
	2006	2005	% Change
	(unaudited)
	(Dollars in millions)
Revenues:
Intercarrier compensation	$34.3	$32.5	5.5%
Mature Products	31.4	37.3	(15.8)%
Growth Products	7.1	2.6	173.1%

Total revenues	$72.8	$72.4	0.6%

Operational metrics:
Minutes of use (in billions)
Intercarrier	25.99	36.15	(28.1)%
Mature Products	0.07	0.20	(65.0)%
Growth Products	0.50	0.21	138.1%

Total minutes of use	26.56	36.56	(27.4)%

          Total revenues, which is composed of intercarrier compensation, mature products and growth products, increased 0.6% to $72.8 million in the nine months ended September 30, 2006 compared to $72.4 million for the same period in 2005. This increase was primarily attributable to revenue resulting from receipt of administrative orders to make disputed payments, settlements with carriers for prior disputed billings and a settlement and restructuring agreement with an ISP of $19.8 million during 2006 compared to settlements of $2.2 million in 2005, partially offset by lower revenues from lower minutes of use and a reduction in mature products services.
          Our mature products in our western footprint currently drive the majority of our intercarrier revenues. We anticipate continued declines due to a more rapid decline than expected in the Internet dial-up business as customers transition from dial-up to broadband in addition to competitive pressure for these businesses. However, we expect these declines to be gradually offset by increasing both our mature and growth products across our expanded footprint.
          Intercarrier compensation revenues increased 5.5% to $34.3 million in the nine months ended September 30, 2006 from $32.5 million during the same period in 2005 primarily due to the receipt of administrative orders to make disputed payments and settlements for prior disputed billings of approximately $13.2 million during 2006 compared to settlements of $2.2 million in 2005, offset by lower revenues from a decrease in intercarrier minutes of use primarily due to a competitor, who is a customer, building out their own network, and a more rapid than expected decline in the Internet dial-up business.
          Mature products revenues include dial access services, collocation, and all enterprise products. Revenues from mature products decreased $5.9 million, or 15.8% in the nine months ended September 30, 2006 from $37.3 million during the same period in 2005. The decrease was primarily due to the sale of substantially all of our enterprise customer base to TelePacific on March 11, 2005, lower revenues from lower minutes of use and Internet dial-up ISPs reducing services, partially offset by a carrier settlement of $6.5 million during the third quarter of 2006. The settlement and restructuring agreement with the ISP, assuming no increase in volume, is expected to result in an increase in revenues of $5.4 million for 2006 and a decrease in revenues of $4.6 million and $2.6 million for 2007 and 2008, respectively.
          Growth products revenues include the VoiceSource suite (PSTN on Ramp, IFEX, PSTN on Ramp with NDS and Driver’s Seat), exchange advantage and enhanced dial access. Revenues from growth products increased $4.5 million, or 173.1% in the nine months ended September 30, 2006 from $2.6 million during the same period in 2005. The increase was due primarily to volume growth from products introduced in 2005. This increase was primarily in the western footprint and we expect gradual increases in our eastern footprint as we complete our expansion along with our VeriSign, Inc. alliance by the end of the year.
          Total minutes of use, which is composed of intercarrier, mature products and growth products declined 27.4% to 26.56 billion in the nine months ended September 30, 2006 from 36.56 billion for the same period in 2005. Intercarrier minutes of use are composed of minutes of use resulting from both mature products and growth products that are initiated on another carrier’s network but terminated on our network. Intercarrier minutes of use decreased 28.1% to 25.99 billion during the nine months ended September 30, 2006 from 36.15 billion for the same period in 2005, due to a competitor, who is a customer, building out their own network, and a more rapid than expected decline in the Internet dial-up business. Mature products minutes of use decreased to 0.07 billion for the nine months ended September 30, 2006 from 0.20 billion for the same period in 2005. Growth products minutes of use increased to 0.50 billion for the nine months ended September 30, 2006 from 0.21 billion for the same period in 2005. We believe that the decrease in the minutes of use for mature products and the increase in the minutes of use related to growth products reflects the changing focus of our business as well as the recent introduction of new products.
          The significant costs and expenses for the nine months ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended
	September 30,
	2006	2005	% Change
	(unaudited)
	(Dollars in millions)
Costs and expenses:
Network expenses (exclusive of depreciation shown separately below)	$29.7	$29.9	(0.7)%
Selling, general and administrative	40.0	40.1	(0.2)%
Reimbursed transition expenses	(7.1)	(7.3)	(2.7)%
Depreciation and amortization	8.9	10.3	(13.6)%
Restructuring charges	0.3	0.6	(50.0)%

Total costs and expenses	$71.8	$73.6	(2.4)%

          Consolidated network expenses decreased $0.2 million, or 0.7% during the nine months ended September 30, 2006 compared to $29.9 million during the same period in 2005 due primarily to improved network efficiency in addition to former customers transitioning off our network as a result of the sale of substantially all of our enterprise customer base to TelePacific’s network, offset slightly by increased expenses associated with our national expansion.
          During this transition period, which ended September 12, 2006, we were obligated under the TSA, among other things, to provide certain transition services to TelePacific at our estimated cost. The estimated costs reimbursed to us included network related services and are included under “Reimbursed transition expenses.”
          Consolidated selling, general and administrative expenses decreased 0.2% to $40.0 million for the nine months ended September 30, 2006 from $40.1 million during the same period in 2005 due primarily to suspended compensation associated with company and individual team performance goals.
          We expect selling, general and administrative expenses to decline after the second quarter of 2006 primarily as a result of the 2006 restructuring plan, in which approximately 32 employees were terminated, a 10% reduction in pay for officers beginning in the third quarter of 2006 and other cost reduction activities implemented in the second quarter of 2006.
          Effective January 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment,” utilizing the modified prospective method. We recorded approximately $292,000 in selling, general and administrative expense during the nine months ended September 2006 as a result of this adoption. Total compensation expense recognized for stock-based awards for the nine months ended September 30, 2006 and 2005 was $396,000 and $140,000, respectively. Previously, we followed Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” for our stock-based compensation plans and the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” As of September 30, 2006, we had unrecognized stock-based compensation of $1.0 million outstanding, which we expect to recognize over a weighted-average period of 2.6 years.

          Reimbursed transition expenses were $7.1 million for the nine months ended September 30, 2006 compared to $7.3 million during the same period in 2005. The reimbursed transition expenses related to network and administrative services provided to TelePacific in accordance with the TSA. Costs billed under the TSA were based upon estimated costs to us, and as such no profit was recognized on the services performed under the TSA. The TSA ended on September 12, 2006 and reimbursement of transition expenses ended at that time. Continued services provided after September 12, 2006 are recorded under revenues. The enterprise services were provided by the same network assets and maintained and operated by the same employee base as other services provided by us. As such, our common network services or expenses cannot be segregated based upon the services provided and therefore the estimated costs have primarily been billed based upon a fixed fee per type of service or transaction. Due to the inseparability of our network, the absence of identifiable shared costs, and as no network assets were sold to TelePacific, we determined the transaction with TelePacific did not result in discontinued operations.
          Estimates and assumptions are used in setting depreciable lives. Assumptions are based on internal studies of use, industry data on average asset lives, recognition of technological advancements and understanding of business strategy.
          Consolidated depreciation and amortization expense decreased 13.6% to $8.9 million in the nine months ended September 30, 2006 from $10.3 million during the same period in 2005. The decrease in depreciation and amortization expense was primarily due to some assets becoming fully depreciated during the period in addition to the sale of some assets as part of the sale of substantially all of our enterprise customer base, partially offset by an increase in depreciation for new assets acquired in connection with our national expansion.
          Restructuring charges were approximately $0.3 million for the nine months ended September 30, 2006 primarily due to employee termination benefits related to the June 2006 reduction in force. Restructuring charges were $0.6 million for the same period in 2005. The 2005 charges related primarily to the completion of the sale of substantially all of our enterprise customer base for employee termination benefits and rent expense for vacated premises.
          Consolidated income from operations was $1.1 million for the nine months ended September 30, 2006 compared to a consolidated loss from operations of $1.3 million during the same period in 2005.
          Consolidated interest expense, net decreased to $4.3 million for the nine months ended September 30, 2006 compared to $5.2 million for the same period in 2005 due primarily from the extinguishment of the Senior Secured Note during the first quarter of 2005. The decrease was partially offset by higher debt levels and increasing interest rates during 2006. Our interest expense, net was as follows:

	Nine Months Ended
	September 30,
	2006	2005
	(unaudited)
	(Dollars in thousands)
Interest on Old Notes	$3,655	$3,655
Accreted discount on Senior Secured Note	—	1,262
Amortization of deferred financing costs	171	255
Other interest expense	1,131	524
Less interest income	(629)	(498)

	$4,328	$5,198

          During the nine months ended September 30, 2005, we recorded a gain of $24.1 million from the sale of substantially all of our enterprise customer base that occurred during the first quarter of 2005.
          On March 11, 2005, pursuant to the terms of a Payoff Letter, by and between us and Deutsche Bank, we utilized $26.9 million of the proceeds from the sale of substantially all of our enterprise customer base to TelePacific, as well as $13.8 million cash on hand, to prepay in full the $40 million Senior Secured Note (including all outstanding principal and accrued and unpaid interest) we had issued to Deutsche Bank on December 19, 2003. In addition, pursuant to the terms of the Payoff Letter, we retired the warrants to acquire up to 26,666,667 shares of our common stock that were issued to Deutsche Bank in connection with the issuance of the Senior Secured Note, which decreased additional paid in capital by approximately $13.5 million. The prepayment of the Senior Secured Note and the retirement of the related warrants resulted in a $2.1 million loss on the extinguishment of debt.
          For the nine months ended September 30, 2006 and 2005, our effective income tax rate was 4.1% and 2.9%, respectively.
          Consolidated net loss was $2.8 million for the nine months ended September 30, 2006 compared to net income of $14.9 million during the same period in 2005 primarily due to the factors discussed in the preceding paragraphs.
Quarterly Operating and Statistical Data:
          The following tables summarize the unaudited results of operations as a percentage of revenues for the three and nine months ended September 30, 2006 and 2005. The following data should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto included elsewhere in this report:

	Three Months Ended		Nine Months Ended
	September 30, 2006		September 30, 2006
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Consolidated Statements of Operations Data:

Revenue	100.0%	100.0%	100.0%	100.0%
Network expenses (exclusive of depreciation shown separately below)	37.9%	43.0%	40.8%	41.3%
Selling, general and administrative expenses	43.8%	58.1%	54.9%	55.4%
Reimbursed transition expenses	(5.7)%	(20.0)%	(9.8)%	(10.1)%
Depreciation and amortization expenses	11.4%	15.0%	12.3%	14.3%
Income (loss) from operations	12.7%	3.7%	1.5%	(1.8)%
Net income (loss)	8.9%	(0.6)%	(3.8)%	20.6%
          The following table sets forth unaudited statistical data for each of the specified quarters of 2006 and 2005. The operating and statistical data for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	2006			2005
	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Ports equipped	1,288,704	1,288,704	1,151,616	1,151,616	1,054,848
Quarterly minutes of use switched (in billions)	6.6	8.8	11.2	12.0	12.2
Capital additions (in thousands)	$1,266	$557	$10,568	$5,797	$3,259
Employees	236	236	266	245	234
Liquidity and Capital Resources:
          Sources and uses of cash. At September 30, 2006, cash and short-term investments decreased $5.0 million to $21.7 million from $26.7 million at December 31, 2005. The decrease was primarily due to costs associated with our national expansion, debt interest payments and lower customer receipts. Approximately $12.0 million of our cash and short-term investments was subject to a compensating balance arrangement with Comerica. As a result of the restructuring described above, on November 15, 2006, the compensating balance arrangement was terminated.

          Net cash provided by operating activities was $0.5 million for the nine months ended September 30, 2006 compared to $5.0 million for the same period ended in 2005. The cash provided for 2006 was primarily due to income from operations.
          Net cash used in investing activities was $9.0 million for the nine months ended September 30, 2006 due primarily to the purchase of property and equipment. Net cash provided by investing activities was $20.8 million during the nine months ended September 30, 2005 due primarily to proceeds from the sale of substantially all of our enterprise customer base in March 2005.
          Net cash provided by financing activities of $3.5 million for the nine months ended September 30, 2006 was primarily due to proceeds from borrowings under notes payable. Net cash used in financing activities was $41.1 million during the nine months ended September 30, 2005 primarily due to the prepayment of the Senior Secured Note with proceeds from the sale of the enterprise customer base and cash on hand.
          Cash requirements. The telecommunications service business is capital intensive. Our operations have required the expenditure of substantial amounts of cash for the design, acquisition, construction and implementation of our network, particularly in connection with the national expansion. We continue to implement our national expansion and otherwise enhance our infrastructure in 2006 and beyond. As a result of the national expansion, various other capital projects and our business plan, as currently contemplated, we anticipate making capital expenditures, excluding acquisitions, if any, of approximately $6.8 million for the next twelve months. However, the actual cost of capital expenditures will depend on a variety of factors. Accordingly, our actual capital requirements may exceed, or fall below this amount.
          During the normal course of business, we may enter into agreements with some suppliers, which allow these suppliers to have equipment or inventory available for purchase based upon criteria as defined by us. As of September 30, 2006, we did not have any material future purchase commitments to purchase equipment from any of our vendors.
          Debt outstanding. At September 30, 2006 and December 31, 2005, long-term debt and capital lease obligations consist of the following:

	September 30,	December 31,
	2005	2005
	(Dollars in thousands)
Old Notes	$36,102	$36,102
Capital lease obligations	548	651
Notes payable	16,424	12,159
Less current portion of notes payable and capital leases	(5,404)	(5,392)

	$47,670	$43,520

          The Old Notes, of which there was $36.1 million in principal amount outstanding at September 30, 2006 and December 31, 2005, mature on February 1, 2009 and bear interest at 13.5% per annum payable in semiannual installments, with all principal due in full on February 1, 2009. As described above, we have received a commitment from an investment advisor who has represented that it has discretion over approximately $21.0 million of outstanding principal amount of the Old Notes to tender all such Old Notes into this Exchange Offer for New Notes.
          In March 2006, we completed a financing agreement with Cisco Systems, Inc. for various network equipment and related maintenance. This financing agreement was comprised of a $0.3 million equipment capital lease and a $0.2 million note payable exchanged for a 36-month maintenance services agreement. As of September 30, 2006, the principal balance for the capital lease portion of the arrangement was $0.2 million, and is included in the above table under Capital Lease Obligations. As of September 30, 2006, the principal balance of the note payable was $0.1 and is included in the above table under Notes Payable. This obligation was not restructured in connection with the Restructuring discussed above.

          In November 2005, we entered into the Original Loan Agreement with Comerica, which provided for up to $5 million of revolving advances and up to $15 million of term loans, subject to certain conditions. Any revolving advances were not to exceed 80% of eligible accounts receivables and were due and payable in full on November 9, 2007. There were no revolving advances as of September 30, 2006.
          The term loan portion of the Original Loan Agreement, which was to be used within certain limitations to finance capital equipment expenditures and acquisitions or to refinance the Old Notes, was structured into two tranches; the first included all term loan borrowings through June 9, 2006, at which point it expired, and was payable in thirty equal monthly installments commencing July 1, 2006. The second tranche started June 10, 2006 and continued through January 9, 2007 at which point it expired, and was payable in twenty-three equal monthly installments commencing February 1, 2007.
          Rates for borrowings under the Original Loan Agreement floated and were based, at our election, at 2.75% above a calculated Eurodollar rate for the revolving advances and 3.75% above a Eurodollar rate for the term loans or Comerica’s prime rate for the revolving advances and Comerica’s prime rate plus 0.5% for the term loans. The Original Loan Agreement was secured by all of our personal property and required us to maintain certain financial and restrictive covenants. As of September 30, 2006 and December 31, 2005, the term loan principal balance was $9.5 million and $2.5 million, respectively, and is included in the above table under Notes Payable.
          On each of May 30, 2006, July 31, 2006 and September 25, 2006, we entered into amendments to the Original Loan Agreement with Comerica that provided, among other things, that the financial covenants based upon the adjusted quick ratio, the debt service coverage ratio and the total liabilities to effective tangible net worth covenants under the Original Security Agreement were amended such that we would not be required to comply with such covenants as they were in effect prior to the amendments during the compliance periods through and including November 30, 2006; provided that we remained in compliance with the minimum cash covenant, which, as amended, required the minimum cash covenant specifies that we maintain a minimum balance of cash at Comerica equal to $2.5 million in excess of the outstanding indebtedness. The Amendments also provided that we could not request additional extensions of credit under the Original Loan Agreement until we was in compliance with all of the financial covenants.
          As described above, as part of the Restructuring, on November 15, 2006, we and our wholly-owned subsidiaries entered into the Senior Secured Credit Facility, with Pac-West Funding Company LLC, an affiliate of CVC. The Borrowers entered into the Senior Secured Credit Facility to (i) refinance and restate in the Original Loan Agreement and (ii) provide for future working capital requirements and for other general corporate purposes.
          The Original Loan Agreement had an outstanding balance, including accrued interest, of $8,795,638.23 as of the closing which was increased pursuant to the Senior Secured Credit Facility to a maximum loan commitment of $24,000,000, consisting of an $8,000,000 revolving credit facility and $16,000,000 in term loans.
          Under the Revolving Credit Facility, on and after February 1, 2007, the Lender will make revolving loans to the Borrowers at the request of the Company of not less than $250,000, not to exceed the least of (i) $8,000,000, (ii) 85% of the Borrowers’ eligible accounts receivable, and (iii) the amount necessary to replenish the aggregate amount of unrestricted cash and cash equivalents of Borrowers to $5,000,000 until December 31, 2008, at which time the revolving loans become due and payable. The revolving loans will accrue interest at 12% per annum. The interest accrued becomes due and payable on the Maturity Date.
          The Term Loan was made available to Borrowers in two (2) Tranches — Tranche A and Tranche B. Pursuant to the Senior Secured Credit Facility, $8,805,638.23, the maximum amount of Tranche A, was drawn on November 15, 2006 in order to fully refinance the aggregate obligations outstanding under the Original Loan Agreement and reimburse Comerica Bank for its legal expenses. We may request the Lender to make one or more term loans to the Borrowers under Tranche B in the aggregate amount of $7.2 million from time to time following the Tranche B Availability Date, if it occurs.
          Any amounts borrowed under the Term Loan are due and payable on the Maturity Date and will accrue interest at 12% per annum, such interest to become due and payable on the Maturity Date.
          The Senior Secured Credit Facility is secured by all personal property of the Borrowers. The Senior Secured Credit Facility contains usual and customary events of default for facilities of this nature and provides that upon the occurrence of an event of default, the Lender may, among other things, accelerate the payment of all amounts payable under the Senior Secured

Credit Facility and cease to advance money or extend credit for the benefit of the Borrowers. Under the terms of the Senior Secured Credit Facility, the Borrowers are also required to maintain certain financial and restrictive covenants which limit, among other things, the Borrowers’ ability to incur additional indebtedness, create liens, acquire, sell or dispose of certain assets, engage in certain mergers and acquisitions, pay dividends and make certain capital expenditures. Borrowing under the Senior Secured Credit Facility is subject to receipt of specified regulatory approvals and the satisfaction of other customary conditions.
          In addition, as described above, as part of the Restructuring, we reached an agreement with Merrill Lynch to restructure approximately $5.7 million of our obligations to them. Such agreement provides for, among other things, deferral of payments of principal and interest due to them in January and February of 2007, waiver of compliance with certain covenants and a commitment to restructure the maturity date and payment terms on the remaining obligations should certain conditions be met. In addition, under such agreement, we agreed to pay Merrill Lynch in respect of our obligations an amount equal to 20% of any interest savings achieved as a result of the tender of more than $21.0 million in principal amount of Old Notes as part of this Exchange Offer.
          Future uses and sources of cash. Our principal sources of operating funds for the remainder of 2006 and the first nine months of 2007 are anticipated to be current cash and short-term investment balances, borrowing under the Senior Secured Credit Facility and cash flows from operating activities. However, there can be no assurance that the conditions to availability of borrowing under the Senior Secured Credit Facility will be satisfied. If such conditions are not satisfied, we will not be able to rely on the Senior Secured Credit Facility for operating funds, which may materially and adversely impact our ability to pursue our business plans and objectives. We currently expect to fund the following expenditures during the next 12 months:
o	interest payments of approximately $2.5 million on notes (assumes tender of $21.0 million of Old Notes and the restructuring of our obligations to Merrill Lynch is completed);

o	anticipated capital expenditures of approximately $6.8 million;

o	debt principal payments of approximately $2.4 million (assumes the restructuring of our obligations to Merrill Lynch is completed); and

o	capital lease payments (including interest) of approximately $0.4 million.
          On September 25, 2006, the Company’s common stock was delisted from the Nasdaq Capital Market due to noncompliance with Nasdaq’s minimum bid price requirement. The Company’s stock is now quoted in the Pink Sheets and on The OTC Bulletin Board®. Removal from the Nasdaq Capital Market could have a material adverse effect on the Company’s ability to raise additional equity capital should that become necessary.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
          We are not exposed to market risks from changes in foreign currency exchange rates or commodity prices. We do not hold derivative financial instruments, nor do we hold securities for trading or speculative purposes.

BUSINESS
Our Company
          We were incorporated in May 1996 in the State of California. Our predecessor (also known as Pac-West Telecomm, Inc.), which transferred its telephone division to our Company effective September 30, 1996, began offering long distance service in 1982, and local service in 1996, in California. We are an independent provider of integrated communication solutions that enable communication providers to use our network and services as an alternative to building and maintaining their own network. Our customers currently include Internet service providers, Voice over Internet Protocol providers, other enhanced communication service providers and other direct providers of communication services to business or residential end-users, collectively referred to as service providers.
          We are in the process of implementing a planned national expansion. As part of our planned national expansion, we intend to offer our full suite of VoIP and Internet access enabling services in 36 major metropolitan markets, covering more than 50% of the U.S. population. We are positioning ourselves as a key player in the SP space with a focus on expansion through enabling others to become communication service providers. The planned national expansion is designed to provide a nationwide, single source platform that seamlessly bridges the traditional public switched telephone network (PSTN) with IP-based (Internett Protocol) networks and services — e.g., circuit-switching and packet-switching targeted at VoIP providers, wireless broadband providers, ISPs, carriers and other Next Generation service providers. In addition, the national planned expansion is designed to enable us to increase market share in our mature products — e.g., dial-up Internet services. While we expect that the majority of dial-up Internet service will migrate to broadband over time, it is a large target market and we remain focused on serving the needs of our customers.
          We have a strategic alliance with VeriSign to provide services that enable communications providers to offer converged IP, voice and data communications. The alliance contemplates that VeriSign will facilitate us with back office and database services including Calling Party Name, Local Number Portability, E911 related database updating, SS7 and provisioning services. Further, it is expected that we will contribute voice and data network services such as trunking, switching, E911 selective router trunking and IP transport. Our strategic alliance with VeriSign is expected to enhance our planned national expansion plans and strategy of being a single source for converged solutions offered by VoIP, wireless, broadband and other service providers, allowing both companies to drive adoption of next-generation applications.
          We built and are expanding our facilities-based network to capitalize on the significant growth in Internet usage and in the related demand for IP-based communication service by SPs. We believe the statewide footprint of our network, which encompasses all of the major metropolitan areas of California, and the planned national expansion, provides us with a competitive advantage over ILECs, and CLECs. Prior to commencing our planned national expansion, we served customers in California, Arizona, Nevada, Oregon, Utah and Washington. We have subsequently placed into service network assets necessary to begin serving, and have begun to serve, customers in Alabama, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Kentucky, Maryland, Michigan, Minnesota, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee, Virginia, Wisconsin and Washington, D.C. In addition, our East Coast SuperPOP became operational in May 2006 in order to support customers in these markets. Our planned national expansion contemplates further investment in these markets to complete our network and to support increased levels of network traffic.
Markets
          We believe increased demand for access to the Internet, the desire for one-stop integrated communication services by SPs and end-users and new communications technologies such as VoIP continue to present significant growth opportunities for us.
          Traditional dial-up access to the Internet, although a mature technology, remains a large target market for us. Major segments of this market may experience migration to broadband access technologies where available and competitively priced. By expanding our service territory nationwide, we have the opportunity to offset a certain degree of the migration from dial-up to broadband in our traditional footprint while we remain focused on serving the needs of our customers who provide dial-up access to their end-users, with the evolution of new technologies, many new Internet protocol (“IP”) applications are now available, such as VoIP, which have presented us with new product development and sales opportunities. We are developing and overlaying new products and services that take advantage of these new technologies to further increase the utilization of our network.

          In 2004, we launched PSTN On Ramp as the first in a series of offerings that enables the rapid delivery of next generation services. PSTN On Ramp provides SPs and other communication companies, such as VoIP providers, local telephone numbers and call origination and termination by interconnecting through our network to the PSTN. In 2005 we launched the full VoiceSource suite of products, which includes PSTN On Ramp, PSTN On Ramp with Networks Database Services (“NDS”) and Driver’s Seat, and Intelligent Foreign Exchange (“IFEX”). VoiceSource provides a single source for the key components required to deliver IP-based local phone service, including local telephone numbers, access to the PSTN, and the ability to update end-user information in industry databases such as E911 and directory listing services so these providers do not have to invest in extensive internal infrastructure and systems. The goal of these services is to provide a single source for all of the elements required for any company to be able to provide voice services that bridge the PSTN and IP-based networks and services.
          We focus our efforts serving communication providers, who in turn may serve the enterprise market. Communication providers such as SPs, cable television companies, wireless carriers and other organizations, which desire access to the PSTN for their enterprise and residential end-users, are able to use our network. This enables communication providers to avoid the cost of building and maintaining their own network to meet their end-user needs. We believe that we provide a more comprehensive and cost-effective alternative to using the ILECs’ networks. In addition, we believe that this approach to serving the enterprise market is more efficient for us than serving the enterprise market directly.
Network
          We built our facilities-based network to capitalize on the significant growth in demand for Internet access and data and voice communications in addition to the increasing demands of enterprise businesses for customized, integrated communications services. We use a “smart-build” strategy, building and owning intelligent components of our network while leasing circuits, services and bandwidth from other carriers. We believe that this strategy provides us with significant cost and time-to-market advantages over competitors that own both their switches and access networks. By owning our switches, we can configure our network to provide high performance, high reliability and cost-effective solutions for our customers’ needs. By leasing our transport lines, we can reduce up-front capital expenditures, rapidly respond to increased demand, and provide low-cost redundancy. In addition to leasing our transport lines, we have an Indefeasible Right of Use (“IRU”) agreement, which expires in 2020 with a purchase option for dedicated fiber optics circuits of OC-48 capacity connecting the major metropolitan areas within California, which are high volume markets for us.
          Our network enables SPs to provide their enterprise and residential customers with access to Internet, paging, data and voice services. We currently aggregate and concentrate all of our network traffic into our high volume switching sites, called SuperPOPs. Our switching sites offer SPs highly reliable, tandem switching and the option to build lower cost networks by collocating equipment at our switching sites rather than in each local access and transport area (“LATA”) from which they can originate and terminate local, long distance and international calls. In this way, our customers can achieve coverage with significantly lower capital and operating expenses.
          Our network includes digital connections in all LATAs we serve. In addition, our interconnection arrangements and leased transport network allow SPs to obtain coverage throughout our footprint, which reduces switching and transmission costs.
          We believe that our network’s broad market coverage results in:
o	high volume of communications traffic both originating and terminating on our network, which supports strong operating margins;

o	enhanced reliability at competitive prices;

o	the ability to leverage our investment in high capacity switching equipment and electronics;

o	the opportunity for our network to provide backhaul carriage for other telecommunications service providers, such as long distance and wireless carriers;

o	the ability to bridge the traditional PSTN with IP-based networks and services, providing a seamless network interface for our SP customers; and

o	a full bundle of PSTN and IP infrastructure services that allow our customers to customize solutions for their needs, as well as the flexibility to adjust their services and introduce new services over time.
          As of December 1, 2006, we had an installed capacity of more than 1.3 million ports.
          Switching Platform. We currently own and operate eleven Alcatel digital tandem switches in or near Los Angeles (three switches), Oakland (three switches) and Stockton (two switches), California with one switch each in Las Vegas, Nevada, Phoenix, Arizona and Seattle, Washington, one Tekelec 9000 Digital Switching System tandem/end office (“Next Gen Switch”) in Los Angeles and an additional Tekelec 9000 in New York. Although the Alcatel switches we use are no longer in production, on-going maintenance and support for our switches is still provided to us by Alcatel. Our tandem switches have high call carrying capacity and multiple path call routing capabilities. Our switching platforms combined with the intelligence of our customized call processing software and adjunct processors enable us to:
o	deploy features and functions quickly throughout our entire network;

o	expand switch and transport capacity in a cost-effective, demand-based manner; and

o	our Next Gen Switch supports leading edge products and interfaces, such as Session Initiation Protocol (SIP).
          Transmission Capacity. We currently lease our transmission facilities from inter-exchange carriers, ILECs and CLECs. We generally seek to lease fiber optic transmission facilities from multiple sources in each of our markets. In addition, as discussed above, we have purchased long-term rights of use and operate a high capacity fiber IRU connecting the major metropolitan areas within California.
          Interconnection. We have established interconnection agreements (“ICAs”) with certain ILECs. The Telecommunications Act of 1996 requires ILECs to enter into ICAs with CLECs and other competitors and requires PUCs to arbitrate such agreements if the parties cannot reach agreement. The ICAs govern, among other items, intercarrier compensation agreements for the exchange of local and local toll calls between the parties. We are in the process of extending our ICAs and entering into new ICAs in connection with the national expansion plan. We presently have interconnection agreements with:
•	Pacific Bell Telephone Co., d/b/a AT&T California (AT&T);

•	Verizon California, Inc. (Verizon);

•	Citizens Telecommunication Company of California, Inc.;

•	SureWest Telephone in California;

•	Central Telephone Company (d/b/a Sprint of Nevada);

•	Cox California Telcom, LLC;

•	Mpower Communications Corp. in California (since purchased by TelePacific);

•	AT&T Wireless Services, Inc. in California;

•	Nevada Bell Telephone Co., d/b/a AT&T Nevada;

•	U.S. West Communications, Inc. (Qwest) in Washington, Oregon, and Utah;

•	Qwest Corporation in Colorado and Idaho;

•	GTE Northwest, Inc. (Verizon) in Washington and Oregon;

•	U.S. West Communications, Inc. (Qwest) in Arizona;

•	Sprint Spectrum L.P (network-wide);

•	BellSouth Telecommunications, Inc. in Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, and Tennessee;

•	Verizon Florida, Inc. in Florida;

•	Southwestern Bell Telephone, L.P. d/b/a AT&T Kansas in Kansas;

•	Verizon Maryland, Inc. in Maryland;

•	Verizon New Jersey, Inc. in New Jersey;

•	Verizon New York, Inc. in New York;

•	Verizon Pennsylvania, Inc., and Verizon North, Inc., in Pennsylvania;

•	Verizon Rhode Island, Inc. in Rhode Island;

•	Southwestern Bell Telephone, L.P. d/b/a AT&T Texas in Texas;

•	Verizon Washington DC, Inc. for the District of Columbia; and

•	Wisconsin Bell, Inc. d/b/a AT&T Wisconsin and Verizon North, Inc. in Wisconsin
          As described below under “— Significant Relationships,” we derive a significant portion of our revenues from intercarrier compensation payments under ICAs. In addition, as described below under “— Regulation,” intercarrier compensation payments and the terms of the ICAs are regularly the subject of disputes among the parties to such agreements.
Strategy
          We have positioned ourselves as a high-value, independent provider of integrated communications solutions that enable SPs to use our network and services as an alternative to building and maintaining their own network. We believe that providing superior levels of customer service and network reliability with a competitive cost structure and broad range of coverage and services are key to continuing to attract and retain customers. In addition, we are committed to reducing our expenses and offering value-added support services that enable our customers to be more successful in serving their end-users. Our goal is to build on our momentum by pursuing the following initiatives:
          Continue to emphasize superior customer service. Our goal is to fully understand our customer needs and to be recognized as the industry leader for customer service. We believe our focus on superior customer service on a company-wide basis provides us with the ability to sustain high levels of customer loyalty and allows us to achieve benchmark industry levels of customer retention and contract renewal. We have internally branded this level of service as “Five Star.”
          Grow the SP base through sales and services. We are a leading provider of dial-up Internet access in our target markets. While the demand for Internet access in our target markets continues to grow, migration to broadband Internet access where available and competitively priced has resulted in a deline of dial-up Internet access in recent years. We believe the attractive value is our superior value proposition created by our expanded coverage and service reliability will result in the opportunity to serve existing and new SP customers across our expanded footprint. Furthermore, in order to inspire loyalty and to increase usage across our network, we provided new service options to assist our SP customers with identifying operational improvements. These new options provide new revenue opportunities for our SP customers to sell to their retail customers.
          Enable our customers to serve their end-users. We believe our customers need technologically advanced communications systems along with high quality bundled local, long distance, data and other enhanced services and/or innovative new services such as VoIP to meet the growing demand for advanced communication services by their end-users. We believe our expertise in designing and implementing network infrastructure and support services allow our customers to avoid the cost of building and maintaining their own network to meet their end-user needs. FCC annual reports indicate that the ILECs have a dominant share of the market in most telecommunication markets in California. We believe that we provide a more comprehensive and cost-effective alternative to using the ILECs’ networks. We intend to continue our efforts to become an enabler of integrated communications services so our customers may provide innovative and competitive offerings to their end-users.
          Develop or acquire the next market opportunity. We are constantly exploring methods of entering new markets and providing new services. An example is our VoiceSource suite of products, which provides a single source for the key components required to deliver IP-based local phone service, including local telephone numbers, access to the PSTN, and the ability to update end-user information in industry databases such as 911 and directory listing so our service provider customers do not have to invest in extensive internal infrastructure and systems. As we roll out our national expansion plan we plan to offer products such as managed modems, IFEX and VoIP enabling services.
          Upgrade our infrastructure. We have built one of the most comprehensive and reliable networks in California. Through our SP customers, millions of people rely on us every day to access the Internet and other voice and data services through a local dial-up number. Network reliability is critical to our customers. In December 2004, we deployed our first Next Gen Switch. This marked the beginning of the Company’s planned multi-year transition to a packet-based switching platform. In early 2006, we purchased a Tekelec 9000 switch and installed it in New York. This second Next Gen Switch is designed to provide functionality across our expanded nationwide footprint. In addition to cost savings, capacity expansion and the ability to deliver new services with Class 4/5 functionality, the Next Gen Switch supports a “cap-and-grow” model, enabling us to quickly and easily add capacity as needed. We continue to seek further ways to enhance our infrastructure.
Products and Services
          Our products and services are designed to appeal to targeted telecommunications needs of SPs. The following is a summary of certain of our key products and service offerings to our SP customers:
          Dial Access Services. Provides incoming call access lines, modems, routers, and authentication services. This product provides SP customers with a non-capital intensive means of quickly establishing local points of presence throughout our coverage area. This service can be delivered through a fixed monthly recurring charge, or as a pay as you go, usage based model. As a service option, we provide customer facing reporting tools that allow our customers to effectively manage their traffic patterns that traverse our network.
          Collocation. Collocation enables our customers to install their equipment in any or all of our switch facilities and interconnect directly to our central office switching, transport and data equipment. Collocated equipment is protected by the same cooling power back-up and security systems protecting our switches. An SP’s ability to collocate equipment at a limited number of sites, rather than in each LATA, reduces their capital expenditures and maintenance requirements. We receive monthly rental revenue from the SP for the space and power used.
          High-Volume Multi-Rate Center Local Service. This service offers our customers the ability to establish local points of presence (“POPs”) throughout our network with minimal capital investment, which dramatically expands their coverage; while at the same time reduces their overall costs.
•	PSTN On Ramp. In 2004, we launched PSTN On Ramp as the first service in a series of offerings that will enable the rapid delivery of next generation services. These services expand our service offerings to the existing customer base, as well as reach new customer segments. Targeted at sub segments of the ESP market, this offering attracts carriers and providers of enhanced services such as unified messaging, calling cards, conferencing, Fax over IP, and VoIP. PSTN On Ramp provides local telephone numbers and call origination and termination between these service providers and the PSTN through cost effective interconnection to our network. PSTN On Ramp is a component of VoiceSource.

•	VoiceSource. In 2005, we began to offer our full VoiceSource suite of products, which includes PSTN On Ramp, PSTN On Ramp with NDS and Driver’s Seat to provide a single source for the key components required to deliver IP-based local phone service, including local telephone numbers, access to the PSTN, and the ability to update end-user information in industry databases such as E911 and directory listing services without investing in extensive internal infrastructure and systems. Later this year we will be launching a new and improved version of the VoiceSource suite which will include enhanced capabilities to support local number portability, E911, CNAM (Callername) and Directory Listings with API support combined networking connectivity. The suite will provide a single source solution to providers of VoIP services. This version of the product is being jointly developed by us and Verisign. The product will also be sold by Verisign under the DIDOD product name.
•	IFEX. In 2005, we launched IFEX. IFEX is targeted at communications providers, such as calling card companies, IP-based service providers, and other enhanced service providers looking to originate and terminate high volumes of traffic in our U.S. footprint. IFEX enables these customers to quickly and cost- effectively reach new US markets by establishing a local presence in multiple foreign exchange areas, and delivering calls to and from customers served by those exchanges.
          We no longer offer the following services as a result of the sale of our enterprise customer base to TelePacific:
          Direct Digital Telephone Service (DDTS). This service was an integrated solution for enterprise businesses consisting of system design, equipment installation and maintenance combined with voice and data communications services. For a monthly fee, we offered feature-rich digital telephone sets bundled together with local and long distance services, Centrex-type direct inward dialing, voice mail and maintenance. Additionally, our Data Advantage and Data Advantage Internet services were commonly added to this bundled service.
          Facilities Based Dial Tone (FBDT). This service was marketed toward enterprise businesses that already own their phone system. For a monthly fee, we provided these customers with an integrated solution of voice and data services, typically consisting of local and long distance services, data transport and Internet access services.
          Integrated Access Service (IAS). This service was targeted at enterprise businesses that currently had analog telephone service, such as a key system or Centrex service. IAS offered these customers a cost-effective solution for receiving integrated voice and Internet services over a single T-1. Based upon customer demand we had upgraded the ability for customers to interconnect multiple small and large offices into private data networks.
Sales and Marketing
          Sales. We have an experienced direct sales force, focusing on consultative sales practices within the SP markets. Through their telecommunication backgrounds, they each have a strong sales foundation within our existing and target markets. We continue to attract and retain highly qualified salespeople by offering them an opportunity to work with an experienced management team in an entrepreneurial environment and to participate in the potential economic rewards made available through a results-oriented compensation program that emphasizes sales SECs. With the support of our account managers, our sales teams are able to focus their efforts on the revenue growth and retention of our customers.
          Marketing. We seek to position ourselves as a provider of superior customer service and a high-value independent broadband provider of integrated business communications solutions within our target markets by offering a high level of network reliability, superior customer service on a company wide basis and bundled solutions for competitive value. We have built and intend to continue to build our reputation and brand identity by working closely with our customers to help them grow their businesses and develop services tailored to their particular needs.
          Customer and Technical Service. We believe that our ability to consistently deliver superior customer and technical service is a key factor in acquiring new customers and maximizing retention of existing customers. We have developed a customer service strategy designed to effectively meet the service requirements of our target customers. A dedicated account manager is provided to each strategic account. The assigned account managers for these customer provides the first line of customer service by identifying and resolving any customer concerns through real time problem identification and resolution. Our experienced engineers also support our account managers and technical staff and are available to meet customer requests as needed.

Customers
     We focus on providing integrated communications services to SPs, many of which are communications-intensive users. SP customers offer Internet access, unified messaging platforms, pre-paid platforms, fax mail services, voice mail services, wireless broadband services, and VoIP to their end-users. The characteristics of this market segment offer us the potential to increase our billed minutes of use and improve the utilization of our network resources.
     SP revenues do not include intercarrier compensation. Intercarrier compensation consists of revenues earned by terminating calls on our network sent to us by other telecommunication carriers and long distance services, dedicated transport services and transit traffic. Intercarrier compensation payments are a function of the number of calls we process, the minutes of use associated with such calls and the rates at which the associated carriers compensate us. As described below under “— Significant Relationships,” intercarrier compensation payments have historically been a significant portion of our revenues.
Financial Information about Industry Segments
     We operate in a single industry segment, telecommunications services. Based on criteria established by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have determined that we have one reportable operating segment. While our chief decision-maker monitors the revenue streams of various services, the revenue streams share many expenses such as leased transport charges and circuits. In addition, operations are managed and financial performance is evaluated based upon the delivery of multiple services over common networks and facilities. This allows us to leverage our costs in an effort to maximize return. As a result, the revenue streams share almost all of the various operating expenses. Because we believe that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, we do not currently make such allocations internally. Our chief decision-maker does, however, monitor revenue streams at a more detailed level than those depicted in our consolidated financial statements.
Seasonality
     There is no significant seasonality to any of our products or services although some of our customers do experience some seasonality in their business and related demand for telecommunications services. However, we believe that the seasonality effects of the businesses of individual customers do not have a significant impact on our consolidated revenues.
Significant Relationships
     Intercarrier compensation payments from ILECs accounted for 40.4%, 32.1%, and 35.0% of our total revenues for the years ended December 31, 2005, 2004, and 2003, respectively. Intercarrier compensation payments recorded as revenue in 2005 include payments received for settlements in connection with disputes over previously withheld intercarrier compensation payments, which amounted to $2.2 million, or 2.4%, of our total 2005 revenue. The revenues from these ILECs are the result of ICAs we have entered into with them that provide for the transport and termination of local telecommunication traffic. Intercarrier compensation payments are currently an important source of revenue for us, and as a result, the failure, for any reason, of one or more ILECs from which we receive intercarrier compensation payments to make all or a significant portion of such payments in the future could adversely affect our financial condition. Intercarrier compensation payments are a function of the number of calls we terminate, the minutes of use associated with such calls and the rates at which we are compensated by ILECs. Further details relating to the regulatory issues associated with intercarrier compensation are further discussed in “— Regulation” below.
     Revenues from our three largest customers provided the following percentage of total revenues for the years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
AT&T	24.8%	21.1%	21.8%
Verizon	9.2%	3.9%	10.6%
Qwest	17.2%	17.6%	17.1%
     No other entities accounted for more than 10% of our total revenues for these periods.

     AT&T, previously known as SBC, from whom we receive the largest amount of intercarrier compensation, is also our largest source of operating costs, accounting for 45.2%, 40.3% and 37.3% of our network expenses for the years ended December 31, 2005, 2004 and 2003, respectively.
Competition
     The telecommunications industry is both highly price competitive and dominated by the ILECs who enjoy the benefit of significant market share earned over a time when there was no possibility of competition in the marketplace. Recently announced mergers and acquisitions and regulatory actions are factors tending to increase ILEC market influence. In this environment, we believe that the principal competitive factors differentiating our business from other vendors will be customer service, network reliability, billing accuracy, pricing levels and policies, and, a unique range of products and service offerings tailored to customer needs and rapidly changing market conditions. Our ability to compete effectively will depend upon our continued ability to rapidly respond to changing market requirements by delivery of high quality, value added, services at prices which are in accordance with accepted market rates. We believe that our ability to provide exceptional customer service in tandem with our unique western U.S. footprint and our planned national expansion will differentiate us in the marketplace. Many of our current and potential competitors have financial, personnel, and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over us. Although we must be in a position to reduce our prices, if necessary, to meet rate reductions by our competitors, any such reductions could adversely affect us.
     Incumbent Local Exchange Carriers. We compete with the ILECs serving each of the markets we target, such as AT&T and Verizon in California, and Qwest Communications International Inc. (“Qwest”) in Arizona, Oregon, and Washington. In addition, we expect that we will compete with ILECs in each of the markets we enter as part of our planned national expansion. Some ILECs in our territory, including Verizon and AT&T in California, and Qwest in Washington, are offering Internet access services to their local telephone customers. We believe ILECs will attempt to further entrench their market share by capitalizing on their strong regional brand names and through the use of extensive advertising campaigns, targeted primarily to the residential and enterprise segment. For more information regarding our relationships with ILECs, please refer to discussion below in “— Regulation.”
     In particular, the ILECs have:
•	long-standing relationships with their customers;

•	financial, technical and marketing resources substantially greater than ours;

•	the potential to subsidize competitive services with revenues from a variety of businesses;

•	long-standing relationships with regulatory authorities at the Federal and state levels; and

•	currently benefit from certain existing regulations and regulated subsidies that favor the ILECs over their competitors in certain respects.
     While regulatory initiatives, which allow CLECs to interconnect with ILEC facilities, provide us with increased business opportunities, such interconnection opportunities have been, and likely will continue to be, accompanied by significant legal cost as well as increased pricing flexibility for, and relaxation of regulatory oversight of the ILECs.
     Competitive Access Carriers/ Competitive Local Exchange Carriers/ Other Market Entrants. We also face, and expect to continue to face, competition from other current and potential market entrants, including CLECS, cable television companies, electric utilities, microwave carriers, wireless telephone system operators, service bureaus and private networks built by large end users. In addition, a renewed trend toward consolidation as a result of mergers, acquisitions and strategic alliances in the telecommunications industry could also affect the level of competition we face. Examples of consolidation that may put us at a greater competitive disadvantage include the following recent or pending type of consolidations:
•	Mpower Holding Corporation and ICG Communications customer base

•	XO Communications and Allegiance Telecom

•	SBC Communications, Inc. and AT&T Corporation

•	AT&T Inc. and BellSouth Corporation

•	Verizon Communications Inc. and MCI, Inc.

•	Cingular Wireless and AT&T Wireless

•	Level 3 Communications, Inc. and Sprint Corporation’s wholesale dial Internet access business

•	Level 3 and WilTel

•	Level 3 and Progress Telecom0

•	Level 3 and Broadwing
     The Telecommunications Act of 1996 imposes certain regulatory requirements on all local exchange carriers, including competitors such as ourselves, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act of 1996 are interpreted, implemented and enforced could have a material adverse effect on our ability to successfully compete against ILECs and other telecommunications service providers. The Telecommunications Act of 1996 is subject to review by the FCC at any time and could change in the near future. Due to the readily available sources of capital during the 1990s, many CLECs and other incumbent carriers built their own networks, including fiber transport capacity, as a key component of their operating plans. This resulted in an excess of network capacity in many areas throughout the U.S. with insufficient traffic volumes to cover the corresponding cost of capital and debt loads that were necessary to build the network infrastructures. Accordingly, some of the companies have not survived or have been forced to reorganize, often through bankruptcy. When these companies reorganize they generally have new, lower cost structures, which often allow them to aggressively price their products, and services, effectively driving down market rates.
     Competition from International Telecommunications Providers. Under the World Trade Organization agreement on basic telecommunications services, the United States and 68 other members of the World Trade Organization committed themselves to opening their respective telecommunications markets to foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. There can be no assurance that the pro-competitive effects of the World Trade Organization agreement will not have a material adverse effect on our business, financial condition and results of operations or that members of the World Trade Organization will implement the terms of the World Trade Organization agreement.
Regulation
     The following summary of regulatory developments and legislation does not purport to describe all present and proposed Federal, state and local regulations and legislation affecting the telecommunications industry or the Company, all of which are available in the public record. Other existing Federal and state legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals, which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry or the Company, can be predicted at this time. This section also includes a brief description of regulatory and tariff issues pertaining to the operation of our business, which is subject to varying degrees of Federal, state and local regulation.
Federal Regulation
     The FCC regulates interstate and international telecommunications services. We provide service on a common carrier basis. The FCC imposes certain regulations on common carriers such as the regional Bell operating companies that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs. Among other obligations, common carriers are generally subject to nondiscrimination requirements, as well as certain service reporting requirements. The FCC also requires common carriers to receive authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points.
     To the extent we provide interexchange telecommunications service, we are required to pay access charges to ILECs and CLECs when we use the facilities of those companies to originate or terminate interexchange calls. Also, we provide access services to other interexchange service providers. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of CLECs are subject to a lesser degree of FCC regulation.
     The manner in which the FCC continues to implement its approach to lowering access charge levels could have a material effect on our ability to compete in providing interstate access services.
     On April 27, 2001, the FCC released its Order on Remand regarding intercarrier compensation for Internet service provider-bound traffic. The FCC asserted exclusive jurisdiction over Internet service provider-bound traffic and established an interim intercarrier compensation regime for “presumed” Internet service provider-bound traffic with capped rates above a fixed traffic exchange ratio. Traffic in excess of a ratio of 3:1 (terminating minutes to originating minutes) is presumed to be ISP-bound traffic, and is to be compensated at a rate of $.0007, or the applicable state-approved rate if lower. Traffic below the 3:1 threshold is to be compensated at the rates in existing and future interconnection agreements. Traffic above the 3:1 ratio was also subject to a growth ceiling with traffic in excess of the growth ceiling subject to “bill and keep,” an arrangement in which the originating carrier pays no compensation to the terminating carrier to complete calls. On May 3, 2002, the U.S. Court of Appeals for the District of Columbia Circuit (Court) issued a decision in which it found that the FCC had failed to provide an adequate legal basis for its decision. The Court remanded the decision back to the FCC. In the interim the Court allowed the FCC’s interim compensation regime to remain in place. The FCC stopped enforcing the aforementioned growth ceiling in October 2004. We cannot predict the impact of the FCC’s and the Court’s ruling on existing state decisions, the outcome of pending appeals or future litigation on this issue.
     The FCC, on March 10, 2004, adopted a Notice of Proposed Rulemaking, which will address a variety of issues concerning the regulatory treatment of VoIP telephony. At the same time, the FCC ruled on a petition that dealt with a VoIP service that never used the PSTN, was offered free to members of the service, and did not involve the transport of the calls. The FCC determined the service was not a telecommunications service under the Act. We cannot predict the outcome of these proceedings or other FCC or state proceedings that may affect our operations or impose additional requirements, regulations or charges upon our provision of Internet access and related Internet Protocol-based telephony services.
     The FCC and many PUCs have implemented rules to prevent unauthorized changes in a customer’s pre-subscribed local and long distance carrier services (a practice commonly known as “slamming.”) Pursuant to the FCC’s slamming rules, a carrier found to have slammed a customer is subject to substantial fines. In addition, the FCC’s slamming rules allow state public utilities SECs to elect to administer and enforce the FCC’s slamming rules. These slamming liability rules substantially increase a carrier’s possible liability for unauthorized carrier changes, and may substantially increase a carrier’s administrative costs in connection with alleged unauthorized carrier changes. The Communications Assistance for Law Enforcement Act (“CALEA”) provides rules to ensure that law enforcement agencies would be able to properly conduct authorized electronic surveillance of digital and wireless telecommunication services. CALEA requires telecommunications carriers to modify their equipment, facilities, and services used to provide telecommunications services to ensure that they are able to comply with authorized surveillance requirements. Our switches are generally CALEA compliant.
State Regulation: General Framework
     State regulatory agencies have regulatory jurisdiction when the Company facilities and services are used to provide intrastate services. A significant portion of our current traffic is classified as intrastate and therefore subject to state regulation. To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. We currently have such certificates in the following 35 states, although we do not currently operate in all 35 states: Alabama, Arizona, California, Colorado, District of Columbia, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachusetts, Maryland, Michigan, Missouri, Mississippi, North Carolina, New Jersey, New Mexico, Nevada, New

York, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Washington, Wisconsin and Virginia (as Pac-West Telecomm of Virginia, Inc. dba Pac-West Telecomm, Inc.). We are currently pending approval in Minnesota.
     The implementation of the Telecommunications Act of 1996 is subject to numerous state rulemaking proceedings on these issues. Thus, it is difficult to predict if full competition for local services, including local dial tone, will develop. Furthermore, the Telecommunications Act of 1996 provides that state public utilities SECs have significant roles in determining the content of interconnection agreements, including the responsibility to conduct the mandatory arbitration proceedings called for by the Telecommunications Act of 1996. The actions of the state public utilities SECs are subject to the Telecommunications Act of 1996 and, in several respects, the FCC’s interpretations thereof.
California Regulatory Proceedings and Judicial Appeals
     On October 20, 2004, we filed a formal complaint with the California Public Utilities Commission (“CPUC”) against AT&T. In the complaint proceeding, we alleged that AT&T owed us over $7.1 million for traffic terminated by us on behalf of AT&T, plus late payment fees. On September 19, 2005, the presiding hearing officer released a decision granting our complaint in all regards, except for our claim for late payment fees. On October 19, 2005, AT&T filed an appeal with the CPUC, claiming decision was in error. We filed a simultaneous appeal with the CPUC, asking for approval of late payment fees. On June 29, 2006, the CPUC rejected both appeals, and reaffirmed to award over $7.1 million to us. We received $7.1 million from AT&T on July 31, 2006. During August 2006 we received an additional $3.0 million from AT&T for similar traffic terminations that occurred subsequent to our October 2004 complaint. On November 27, 2006, AT&T applealed to the federal court of appeals. We cannot predict the outcome of this appeal.
     SBC-California, now AT&T, notified us of its election to implement the FCC’s interim rate plan for ISP-bounds calls beginning August 1, 2003. We disputed SBC’s implementation of the FCC plan, and on October 14, 2003 SBC-California filed a Complaint with the CPUC seeking resolution of this issue. The Company and SBC reached settlement of these disputes in July 2004.
     On June 12, 2002, Verizon California (“Verizon”) filed a Petition for Arbitration with the CPUC with respect to unresolved issues in negotiations of a new ICA with us, that would replace the prior agreement, the terms and conditions of which continued in effect until replaced pursuant to an order of the CPUC. On May 22, 2003, the CPUC issued its decision establishing the provisions of the agreement, which resulted from the arbitration. The new three-year agreement establishes the rules under which the Company and Verizon can interconnect their networks to allow for the exchange of traffic and the recovery of costs associated with exchanging such traffic. In addition, like the SBC agreement, it includes a new transport charge applicable to a category of telephone calls referred to as “VNXX Calls” and makes the intercarrier compensation rates established by the FCC Plan effective upon the commencement of the term of the new agreement. The terms of the agreement also provide us with incentive to modify our existing network in order to avoid these transport charges. Such modifications have been completed. We expect that intercarrier compensation will continue to represent a significant portion of our revenues in the future although, based on current market conditions, we expect the per minute intercarrier compensation rate will continue to decline from historic rates under interconnection agreements in the future. Furthermore, the policies of the CPUC and other regulatory bodies are subject to change with respect to issues, which affect the economic structure of interconnection agreements in other ways, and these issues can differ from time to time. In July 2003, Verizon appealed the arbitration decision of the CPUC to Federal District Court, arguing among other things that the FCC Plan intercarrier compensation rates, which are contained in the new agreement but are lower than the comparable rates in the agreement being replaced, should have been retroactive. On September 7, 2006, the 9th Circuit found in our favor on the issue.
Nevada Regulatory Proceedings and Judicial Appeals
     In September 1999, Nevada Bell filed suit in U.S. Federal District Court in Reno to overturn a Public Utilities SEC of Nevada decision requiring Nevada Bell to pay us intercarrier compensation for terminating traffic to Internet service providers. On March 21, 2001, in ruling on cross-motions for summary judgment, the district court vacated the Public Utilities SEC of Nevada decision and remanded the matter to the Public Utilities SEC of Nevada with instructions to redo its analysis regarding intercarrier compensation. We appealed this decision to the United States Court of Appeals for the Ninth Circuit. The Ninth Circuit upheld the district court and the matter has been remanded to the Public Utilities SEC of Nevada. It is not possible to determine the outcome of this proceeding at this time.

Local Regulation
     Our network is subject to numerous local regulations such as building codes and licensing requirements. Such regulations vary on a city-by-city and county-by-county basis. To the extent we decide in the future to install our own fiber optic transmission facilities, we will need to obtain rights-of-way over private and publicly owned land and pole attachment authorizations. There can be no assurance that such rights-of-way or authorizations will be available to us on economically reasonable or advantageous terms. We could also be subject to unexpected franchise requirements and be required to pay license or franchise fees based on a percentage of gross revenues or some other formula.
Employees
     As of September 30, 2006, we had 236 employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by a collective bargaining agreement. We also believe that we enjoy good relationships with our employees.
PROPERTIES
     We are headquartered in Stockton, California and lease offices and space in a number of locations primarily for business offices and network equipment installations. As of September 30, 2006, we had 15 premise leases. The table below lists our material active facilities as of September 30, 2006:

			Approximate
			Square
Location	Use	Lease Expiration	Footage
Stockton, CA	Corporate and administrative offices	September 2007	37,292
Stockton, CA	Switching facility	June 2008	33,000
Oakland, CA	Switching facility	November 2008	15,238
Los Angeles, CA	Switching facilities	September 2011	21,478
Las Vegas, NV	Switching facility	October 2009	12,065
Tukwila (Seattle area), WA	Switching facility	December 2009	16,851
Phoenix, AZ	Switching facility	April 2010	12,321
New York, NY	Switching facility	October 2008	630
     We believe that our leased facilities are suitable and adequate to meet our current needs in the markets in which we currently operate. Additional facilities may be required as business in our existing markets grows or facilities may be closed down if they are no longer needed. Each of the leases associated with our material facilities is extendable at our option. The Stockton lease expiring in June 2008 has two two-year renewal options remaining and the other facility leases contain two five-year renewal options, except for Oakland and Los Angeles which has one five-year renewal option and New York which expires in October 2008.

LEGAL PROCEEDINGS
     On December 6, 2001, a complaint captioned Krim vs Pac-West Telecomm, Inc., et al., Civil Action No. 01-CV-11217, was filed in United States District Court for the Southern District of New York against the Company, certain executive officers, and various underwriters in connection with our initial public offering. An amended complaint was filed on April 19, 2002. The plaintiffs allege that the Company and its officers failed to disclose alleged allocations of shares of the Company’s common stock in exchange for excessive brokerage SECs or agreements to purchase shares at higher prices in the aftermarket, in violation of Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. The complaint against the Company seeks unspecified damages on behalf of a purported class of purchasers of its common stock. In October 2002, the executive officers of the Company were dismissed from the action without prejudice by agreement with the plaintiffs, which also resulted in tolling of the statute of limitations. The court dismissed the Section 10(b) claim against the Company in 2002.
     On July 10, 2003, a committee of the Company’s board of directors conditionally approved a proposed settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action to be wrongful in the plaintiff’s complaint. The Company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers who participated in the negotiation of the settlement together with insurers representing other issuers in the class action case. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation. A hearing to consider approval of the settlement by the court overseeing the litigation was held April 24, 2006. There has been no decision by the Court in this matter.
     From time to time, the Company is a party to litigation that arises in the ordinary course of business. The Company believes that the resolution of this litigation, and any other litigation the Company may be involved with in the ordinary course of business, will not materially harm its business, financial condition or results of operations.
     In addition the Company is also a party to various legal proceedings relating to intercarrier compensation payment and other interconnection agreement issues. These are discussed in more detail in “Business — Regulation.”

DIRECTORS AND EXECUTIVE OFFICERS
     The table below sets forth certain information as of the date hereof with respect to our current directors and executive officers:

Name	Age	Position(s)
Executive Officers:
Henry R. Carabelli	51	President and Chief Executive Officer
Michael L. Sarina	56	Chief Financial Officer
H. Ravi Brar	38	Chief Operating Officer
Todd M. Putnam	43	Chief Information Officer
Michael B. Hawn	42	Vice President Customer Network Services
Sarita Fernandes	43	Vice President Marketing
Eric E. Jacobs	36	Vice President, General Manager Service Provider Sales
Reid Cox	41	Vice President of Bus Development and Investor Relations
John F. Sumpter	58	Vice President Regulatory
Robert C. Morrison	60	Vice President and General Counsel

Directors:
Wallace W. Griffin	67	Chairman of the Board of Directors
Henry R. Carabelli	51	President and Chief Executive Officer
Joseph J. Bononcore	59	Director
Stanley P. Hanks	46	Director
James F. Hensel	49	Director
Kenneth D. Peterson	54	Director
Samuel A. Plum	62	Director
Richard A. Roman	55	Director
Timothy A. Samples	48	Director

Henry R. Carabelli joined the Company as President and COO in June 2001. Effective January 1, 2003, Mr. Carabelli became a Director of the Company, and in July 2003 he also became CEO. Mr. Carabelli has overall responsibility for the operations of the Company. Formerly the COO of ICG, a Colorado-based competitive local exchange carrier, and President of @Link Networks, a broadband service provider, Mr. Carabelli brings over 28 years of telecom experience to the Company. He joined ICG in 1996 as Executive Vice President of network operations, and served as COO from 1998 to 1999 with responsibility over network engineering, customer care, sales, and installation. Prior to ICG, Mr. Carabelli spent 19 years in management with Ameritech and Michigan Bell. He is also a director on the San Joaquin Business Council as well as the University of San Francisco Telecommunications Advisory Board.
H. Ravi Brar joined the Company in July 1999 as Vice President of Business Development. He was appointed Vice President of Customer Operations in October 2000, Vice President of Finance and Treasurer in August of 2001, Acting Chief Financial Officer in February of 2002, and Chief Financial Officer in September 2002. In addition to Chief Financial Officer, Mr. Brar was appointed Vice President of Human Resources in 2004. Mr. Brar has responsibility for the Company’s financial and accounting operations, evaluating strategic growth opportunities, and human resources. Prior to joining the Company, Mr. Brar was employed with Xerox Corporation from 1991 to August 1999, where he held several senior level business development and financial management positions, including Business Development Manager of Developing Markets Operations in China and Russia, and Area General Manager and Controller of Xerox’s Business Services division in Pittsburgh, PA.
Todd M. Putnam joined the Company in October 2003 as Chief Information Officer. Mr. Putnam has responsibility over the Company’s information systems including its Information Technology strategic plan and infrastructure, including operating support systems, software development, database administration, security, system integration, internal and external web sites, and supplier partnerships. Prior to joining the Company, he completed a consulting assignment with TechNexxus, LLC (a subsidiary of Mintz Levin Cohn Ferris Glovsky and Popeo PC) in Washington D.C. From October 1989 to March 2002, he was employed with Global Crossing LTD (Frontier Communications, ConferTech International, and T1 Systems), where he was responsible for building, operating, and maintaining the global information systems infrastructure for the entire company. He held a variety of senior level IT positions, including Vice President of Global IS Operations, Vice President of North American Systems and Infrastructure, Vice President of Systems Development, and CIO of the ConferTech division.
Michael B. Hawn joined the Company as Vice President of Customer Network Services in August 2001. Mr. Hawn has end-to-end responsibility over network planning and engineering, service delivery, operations and maintenance. He has over 19 years of telecommunications management experience, including network planning, engineering, service delivery, provisioning, and software development. His former positions include Vice President of National Operations and Vice President of Program Management for @Link Networks, Inc. in Louisville, CO, Vice President of Planning and Engineering for ICG Communications, Inc. in Englewood, CO and Technical Manager for Lucent Technologies’ Regional Technical Assistance Center in Lisle, IL and Cockeysville, MD.
Sarita Fernandes joined the Company in January of 2004 as the Director of Service Provider Product Marketing. She was promoted to Vice President of Marketing in November 2005. Ms. Fernandes oversees the Company’s strategic marketing, product management, marketing communications, and channel marketing initiatives. Prior to joining the Company, Ms. Fernandes held several executive level positions including Vice President of Marketing and Product Management at ECI Conference Call Services, Vice President of Marketing for National Accounts and Service Provider Markets as well as Vice President/General Manager of Sales for the Mid-Atlantic Region at Winstar Communications.
Eric E. Jacobs joined the Company in March of 2003 and was promoted to Vice President, General Manager of Service Provider Markets in December 2003. He has over ten years of sales management experience in the communications industry. Prior to joining the Company, he held positions as Director of Sales for Metromedia Fiber Network from May 2000 to March 2003, and was Manager for Corporate Accounts for Nextel Communications, Inc. from June 1995 to May 2000. Mr. Jacobs has leadership over the Company’s sales, channel marketing and customer relations teams.
Michael L. Sarina joined the Company in December 2005 as Vice President of Finance. Mr. Sarina has responsibility over accounting, risk management, financial reporting and compliance, and tax and treasury activities. Prior to joining the Company, Mr. Sarina was an independent business and financial consultant from 2001 to 2005. Mr. Sarina has held a number of senior level financial and operations positions, including Senior Vice President, CFO and COO of Mobex Communications Corp. (a

wireless telecommunications company) and has held senior financial management positions with Wilbur-Ellis Inc., Spreckels Industries and California Microwave. Mr. Sarina also worked at Deloitte & Touche where he was a Certified Public Accountant.
Reid Cox joined the Company in August of 2000 as Director of Investor Relations. He was appointed Vice President of Business Development and Investor Relations in November 2005. Mr. Cox oversees the Company’s business development, corporate development and investor relations initiatives. Prior to joining the Company, Mr. Cox was founder and President of The Supplier Exchange, LLC, an online global marketplace for finished retail goods. Mr. Cox has performed various roles within the financial community in both Canada and the U.S., from investor relations with the Financial Relations Board, to corporate finance at Loewen Ondaatje McCutcheon, to financial research with Deacon Capital Corporation.
John F. Sumpter joined the Company as Vice President of Regulatory in July 1999. He is responsible for the Company’s relations with government regulatory agencies, regulatory compliance, and intercarrier relations. Mr. Sumpter has over 30 years of experience in the telecommunications industry. Prior to the Company, he was employed with AT&T from 1984 to July 1999, where he held several executive level regulatory and marketing positions, including Division Manager of Law and Government Affairs, District Manager of Switched Services Product Management, and District Manager of Marketing. He currently serves as Chairman of the Board of CALTEL, the California Association of Competitive Telecommunications Companies and of CACE, the California Alliance for Consumer Education. He was elected to the Board of Directors for COMPTEL in 2005.
Robert C. Morrison joined the Company as Vice President and General Counsel in January 2003. He served on the Company’s board of directors from June 2001 through December 2002. He has served as our Corporate Secretary since February 2001. Mr. Morrison has responsibility over corporate governance, record keeping, documentation and legal administration of contractual relationships, and managing the Company’s relationships with outside law firms. Prior to joining the Company, Mr. Morrison was an attorney with Neumiller and Beardslee, P.C. in Stockton, California from 1972 to December 2002. He served as Managing Director from 1983 to 1990. In July 2002, he completed a term on the Board of Regents of the University of California. He is a past president of the Greater Stockton Chamber of Commerce, the San Joaquin County Economic Development Association, and the alumni association for UC Davis, and is a former member of the Board of Directors and Executive Committee of the Lassen Volcanic National Park Foundation.
Wallace W. Griffin was appointed President, CEO, and a Director of the Company in September 1998 when an investor group he was part of purchased and recapitalized the Company. As part of a succession plan, in June 2001, he transferred the title of President to Henry R. Carabelli, and in July 2003 he transferred the title of CEO to Mr. Carabelli and transitioned to a non-executive Chairman role. Mr. Griffin has over 45 years experience in telecommunications, cable television, publishing and advertising. Prior to joining the Company, Mr. Griffin served as a Group President for a number of Jones International companies from 1994 to 1997, including Jones Lightwave, Ltd., a competitive local exchange carrier, and Jones Education Company, a leader in using technology to deliver education. Concurrently, he was co-owner of a consulting and business development company, Griffin Enterprises, Inc. From 1987 through 1992, he served as the President and CEO of U S West Marketing Resources Group, where he managed the $1 billion publishing, media software and advertising services division. Mr. Griffin currently serves on the Advisory Board for the University of the Pacific Eberhardt School of Business, the Board of Trustees for the University of California, Merced and the Board of Trustees for the Delta College Foundation in Stockton.
Joseph J. Bonocore has over 37 years of senior management and consulting experience across a number of technology industries including telecommunications. Mr. Bonocore currently serves as the Chairman & CEO of Impresa Technologies, Inc., which invests in, operates and consults to global high technology companies. From 2000 to 2002, Mr. Bonocore was Chairman & CEO of Eclipse Networks, Inc., a service provider to telecommunications and equipment providers as well as the Department of Defense. From 1995 to 2000, Mr. Bonocore was a Partner and National Director of Telecom for KPMG Peat Marwick, responsible for consulting, audit and tax services across all segments of the telecommunications industry including ILECs, CLECs, wireless, cable, Internet and IXCs. From 1994 to 1995, Mr. Bonocore was President of the San Francisco Consulting Group, a company focused on the emerging segments of the telecommunications industry. The San Francisco Consulting Group was acquired by KPMG in 1995. From 1992 to 1994, Mr. Bonocore was President & CEO of Nynex DPI, a global technology company providing a wide range of software and services to the telecommunications marketplace. Nynex DPI was acquired by IBM in 1994. From 1974 to 1992, Mr. Bonocore rose to the level of Managing Partner with Coopers & Lybrand where he built the firm’s Treasury Management Consulting Practice. From 1969 to 1974, Mr. Bonocore was a Finance Manager with General Electric Company’s Aeropace division, where he performed a number of assignments in strategy, finance, accounting, marketing and government contracts. Mr. Bonocore served in the United States Army’s Air Defense Artillery from 1969 to 1971 during his time at General Electric. Mr. Bonocore has held numerous Board and Trustee positions at privately held companies, and educational organizations. Mr. Bonocore has also authored a number of books and articles, primarily on technology and telecommunications topics. Mr. Bonocore holds a Bachelor of Business Administration - Business/Marketing from Lasalle University.
Stanley P. Hanks has served as a director of the Company since November 2006. Mr. Hanks serves as CVC’s Chief Telecom Strategist. Prior to joining CVC in 2003, Mr. Hanks consulted to top tier venture capital organizations and their portfolio companies. A serial entrepreneur, Mr. Hanks has 25 years of experience as an executive in Internet and telecom startup efforts, including Enron Broadband, Genuity, and MFS Datanet. Mr. Hanks has multiple degrees in computer science from Rice University.
James F. Hensel has served as a director of the Company since November 2006. Mr. Hensel serves as Senior Vice President at Columbia Ventures Corporation and presently has operational oversight of CVC telecom and non-telecom investments in Ireland, Iceland, New Zealand and Australia as will as the U.S. Mr. Hensel is a serial entrepreneur. Most recently Mr. Hensel started HemCon, Inc. HemCon is a chitosan-based hemorrhage control bandage company. Prior to HemCon, Mr. Hensel built a $315 million aluminum smelter in Iceland for CVC and microbreweries around the western US. Mr. Hensel was previously a partner at Ater Wynne, a large law firm in Portland, Oregon. Mr. Hensel holds a BA from Harvard University and a JD from Willamette University College of Law.
Kenneth D. Peterson, Jr. has served as a director of the Company since November 2006. Mr. Peterson has been the Chairman and Chief Executive Officer of Columbia Ventures Corporation since its inception in 1988. Prior to 1988, Mr. Peterson was engaged in private legal practice. He is a member of the Board of Directors and of the audit committee of American Capital Strategies.
Samuel A. Plum has served as a Director of the Company since September 1998. Mr. Plum has been a Managing General Partner of the general partner of SCP Private Equity Partners, L.P. since its commencement in August 1996, and was employed by Safeguard Scientifics from 1993 to 1996. From February 1989 to January 1993, Mr. Plum served as President of Charterhouse, Inc. and Charterhouse North American Securities, Inc., the U.S. investment banking and broker-dealer divisions of Charterhouse PLC, a merchant bank located in the United Kingdom. From 1973 to 1989, Mr. Plum served in various capacities at the investment banking divisions of PaineWebber, Inc. and Blyth Eastman Dillon & Co., Inc. Mr. Plum has over 30 years of investment banking, mergers and acquisitions, and private equity investment experience. Mr. Plum also serves as a director of Index Stock Imagery, Inc., Inc., Metallurg Holdings, Inc., Traffic.com, Inc. and Pentech Financial Services Inc.
Richard A. Roman has served as a director of the Company since November 2006. Mr. Roman is President and Chief Financial Officer of Columbia Ventures Corporation, a private investment company focused principally on the telecommunications industry. Prior to joining CVC in 1992, Mr. Roman was a partner in the Portland, Oregon office of Coopers & Lybrand, an independent public accounting firm. During his 17 years at C & L, Mr. Roman was also resident in the firm’s Boston and Paris offices. Mr. Roman is a director of One Communications Corp. and Northwest Pipe Company, a NASDAQ-listed company. Mr. Roman is a graduate of Grinnell College and earned his MBA at the Graduate School of Business of the University of Chicago.
Timothy A. Samples has served as a Director of the Company since January 2005. Mr. Samples has over 20 years experience in the communications industry. Since January of 2003, he has been the Principal in Sapience LLC, in Scottsdale, Arizona, where he does consulting work and serves as a non-executive director for two telecommunications companies. From February 2001 to June 2002, he served as CEO, President, and Chairman of the Board of Management for Completel N.V., a Dutch registered competitive local exchange carrier, in London, England and Paris, France. From February 2000 to February 2001, Mr. Samples served as CEO and President of Firstmark Communications, a Pan-European broadband company with operations in seven Western European countries. From September 1997 to February 2000, he was CEO of One2One, a GSM service operator created through a joint venture between MediaOne group and Cable and Wireless. From July 1995 to May 1996, Mr. Samples served as Vice President and General Manager for US West Cellular/Airtouch in Phoenix, Arizona. Prior to 1995, Mr. Samples held various management, sales, and marketing positions with US West/MediaOne Group.

Offering Circular
SECURITIES LAW MATTERS
     This section discusses certain securities law issues that are raised by the Exchange Offer. This section should not be considered applicable to all situations or to all Holders should consult their own legal counsel with respect to these and other issues.
Notice to Investors
     The securities offered hereby have not been registered under the Securities Act and have not been approved or disapproved by the SEC or any state securities SEC nor has the SEC or any state securities SEC passed upon the accuracy or adequacy of this memorandum. Any representation to the contrary may be a criminal offense. The Exchange Offer is being made in reliance upon an exemption from registration under the Securities Act for an offer and sale of securities which does not involve a public offering. The New Notes have not been registered under the Securities Act or any state securities laws and, unless registered, may not be offered or sold except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Exchange Offer is being made only to Holders who are reasonably believed by the Company to be Qualified Noteholders in reliance on the exemption from the registration requirements of the Securities Act. Accordingly, each Holder surrendering Old Notes in the Exchange Offer will be required to represent that such Holder is exchanging the Old Notes for its own account or for one or more accounts as to which it exercises sole investment discretion, and not with a view towards distribution of the New Notes in violation of the Securities Act or any state securities laws, and that it is a Qualified Noteholder at the time of the issuances of the New Notes and it is aware that the issuance of the New Notes to it will be made in reliance on exemption from registration under the Securities Act.
     In making an investment decision regarding the New Notes offered for exchange hereby, Holders must rely on their own examination of the Company and the terms of the Exchange Offer, including, without limitation, the merits and risks involved. The Exchange Offer is being made on the basis of this Offering Circular. The information contained in this Offering Circular was provided by the Company and other sources believed by the Company to be reliable, but no assurance can be given as to the accuracy and completeness of such information. Each person receiving this Offering Circular and participating in the Exchange Offer will also be deemed to:

•	acknowledge that it has not relied on the Company or any person affiliated with the Company in connection with its investigation of the accuracy of such information or its investment decision;

•	acknowledge that no person has been authorized to give information or to make any representation concerning the Company or the New Notes other than as contained herein and, if given or made, such other representation should not be relied upon as having been authorized by the Company or any other person;

•	acknowledge that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agree that if any acknowledgment, representation or agreement deemed to have been made by its participation in the Exchange Offer is no longer accurate, it shall promptly notify the Company; and
•	if it is acquiring any of the New Notes as fiduciary or agent for one or more investor accounts, represent that it has sole investment discretion with respect to each account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account and that each such account is eligible to purchase the New Notes.
The Exchange Offer
     We are relying on Section 3(a)(9) of the Securities Act to exempt the Exchange Offer from the registration requirements of such act for an offer and sale of securities which does not involve a public offering. The Exchange Offer is also, pursuant to Section 18(b)(4)(C) of the Securities Act, exempt from state securities law requirements. Section 18(b)(4)(C) provides, among other things, that state securities laws will not apply to securities that are exempt pursuant to SEC rules or regulations issued under Section 3(a)(9) of the Securities Act.
     We have not filed a registration statement under the Securities Act or any other federal or state securities laws with respect to the New Notes that may be deemed to be offered by virtue of this Exchange Offer. Generally, the Securities Act prohibits the offer of securities to the public unless a registration statement has been filed with the Securities and Exchange Commission, or the SEC, and the sale of securities until such registration statement has been declared effective by the SEC, unless an exemption from registration is available. The Exchange Offer constitutes an “offer” of securities under the Securities Act. However, we are availing ourselves of Section 3(a)(9) of the Securities Act which provides an exemption from registration for exchanges of securities by the issuer with its existing security holders exclusively where no SEC or other remuneration is paid or given directly or indirectly to any broker, dealer, salesperson or other person for soliciting such exchange.
     Accordingly, no filing of a registration statement with the SEC is being made with respect to the Exchange Offer. We have nevertheless prepared this Offering Circular which contains substantially the same information which would be required for a registration statement and are distributing this Offering Circular to the noteholders. Because filing of a registration statement with the SEC is not required for the Exchange Offer, the SEC is not reviewing or commenting on this offering circular or any other documents used in the Exchange Offer.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     The following is a general discussion of certain U.S. federal income tax consequences of the Exchange Offer to a U.S. Holder (as defined below) of Old Notes. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”) and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change or different interpretations. This discussion is for general information only and does not address all of the tax consequences that may be relevant to persons who are not U.S. Holders, to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax laws. This discussion assumes that the Old Notes and any New Notes are held as capital assets. Counsel to the Company has not rendered any tax opinion regarding the tax treatment of the Exchange Offer. No ruling has or is expected to be sought from the IRS with respect to the Exchange Offer. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this discussion, or that a court would not sustain a challenge by the IRS. This discussion does not address the state, local or non-U.S. tax consequences relating to the Exchange Offer.
     As used in this discussion, the term “U.S. Holder” means a beneficial owner of an Old Note that is, for U.S. federal income tax purposes:
o	an individual who is a citizen or resident of the United States;

o	a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

o	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof, or

o	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain non-U.S. trusts that are validly elected to be treated as a domestic trust.
     The term “Non-U.S. Holder” means a beneficial owner of an Old Note that is, for U.S. federal income tax purposes, a non-resident alien or a corporation, trust or estate that is not a U.S. Holder.
     A Holder that is a partner in a partnership holding the Old Notes should consult its own tax advisor regarding the tax consequences of the Exchange Offer.
     ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS EXCHANGE OFFER IS WRITTEN IN CONNECTION WITH THE PROMOTION OF THE EXCHANGE OFFER BY THE COMPANY. SUCH DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY HOLDER FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED UPON SUCH PERSON OR TO PROMOTE, MARKET OR RECOMMEND TO ANY OTHER PERSON ANY TAX-RELATED IDEA.
Exchange Offer
     Tendering U.S. Holders. Under applicable Treasury Regulations, a modification of a debt instrument will be treated as an exchange if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. A physical exchange of one debt instrument for another debt instrument with terms that do not differ materially should generally be treated as a modification of the debt instrument for federal income tax purposes. In general, a modification of a debt instrument will not be treated as an exchange for such purposes unless there has been a significant modification. The determination as to whether a modification of a debt instrument is a significant modification under the Treasury Regulations generally depends upon the degree to which legal rights or obligations are altered is “economically significant.” Treasury Regulations also provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. Generally, Treasury Regulations define material significance as a change in payment expectations with respect to a debt obligation. Although no significant modification is intended, there can be no assurance that any differences between the Old Notes Indenture and the New Notes Indenture will not be treated as significant.

     Treasury Regulations also provide a safe harbor for modifications deferring payments under a debt obligation if the deferral does not exceed the shorter of five years or fifty percent of the original term of the obligation. The Company expects the exchange of an Old Note for a New Note to qualify for this interest deferral safe harbor under the Treasury Regulations and that any modification of the Old Notes pursuant to the Exchange Offer will not constitute a significant modification or any exchange of the Old Notes for federal income tax purposes. In such case, tendering U.S. Holders should not recognize gain or loss on the exchange. There can be no assurance in this regard.
     If, contrary to the position set forth above, the exchange of Old Notes for New Notes is treated as an exchange for federal income tax purposes, the exchange may constitute a recapitalization for such purposes. In such case, tendering U.S. Holders would not be expected to recognize gain or loss on the exchange but would be required to recognize accrued interest to the extent not already taken into income under the Holder’s regular method of accounting. Whether the exchange could constitute a recapitalization depends, in part, on whether not only the Old Notes, but also the New Notes, constitute securities for federal income tax purposes. What constitutes a security for such purpose is undefined and generally requires an overall evaluation of the nature of the instrument, with the term of the instrument as one of the most significant factors. The matter is not free from doubt and debt instruments with terms of between five and ten or more years are generally considered securities. Debt securities with a shorter term may constitute a security based upon the totality of their terms and the Company expects that it would take the position that the New Notes are securities entitled to recapitalization treatment, but no assurance can be given that any exchange would qualify as a recapitalization or that any Holder will not be required to recognize gain or loss as a result of the Exchange Offer.
     If the exchange is treated as a recapitalization or is treated as a taxable exchange for federal income tax purposes, then a tendering Holder might be required to accrue interest income at a significantly different rate and on a significantly different schedule than is applicable to the Old Notes. A taxable exchange may also result in a significantly different tax basis and a new holding period in the New Notes.
     Non-Tendering U.S. Holders. Assuming that the exchange of Old Notes for New Notes is treated as a modification of the Old Notes and not an exchange for federal income tax purposes, the Company does not expect that the Old Notes should be treated as having undergone a significant modification as a result of the Exchange Offer or the Consent Solicitation. Treasury Regulations generally provide that a modification of customary accounting or financial covenants is not a significant modification. Therefore, it is not expected that the Consent Solicitation and changes to the Old Notes Indenture will be treated as a deemed exchange of the Old Notes for Non-Tendering U.S. Holders. However, no assurance can be given in this regard. Any deemed exchange should be treated as discussed above with respect to tendering Holders.
     THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF THE EXCHANGE OFFER.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
FISCAL YEAR ENDED DECEMBER 31, 2005, 2004 AND 2003

Consolidated Balance Sheets—December 31, 2005 and December 31, 2004	F-2

Consolidated Statements of Operations and Comprehensive Income (Loss)—Years Ended December 31, 2005, December 31, 2004 and December 31, 2003	F-3

Consolidated Statements of Changes in Stockholders’ Equity—December 31, 2005, December 31, 2004 and December 31, 2003	F-4

Consolidated Statements of Cash Flows—Years Ended December 31, 2005, December 3, 2004 and December 31, 2003	F-5

Notes to consolidated financial statements	F-7

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Condensed Consolidated balance sheets at September 30, 2006 and December 31, 2005	F-34

Unaudited condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2006 and September 30, 2005	F-35

Unaudited condensed consolidated statements of cash flows for the nine months ended September 30, 2006 and September 30, 2005	F-36

Notes to unaudited consolidated financial statements	F-38

PAC-WEST TELECOMM, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(In thousands except share and per share data)

	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,681	$32,265
Short-term investments	—	10,501
Trade accounts receivable, net of allowances of $368 and $366 as of December 31, 2005 and 2004, respectively	7,806	12,277
Receivable from transition service agreement	1,170	—
Prepaid expenses	2,755	5,265
Other current assets	374	548

Total current assets	38,786	60,856
PROPERTY AND EQUIPMENT, net	39,458	43,413
GOODWILL	—	119
OTHER ASSETS, net	1,079	2,664

Total assets	$79,323	$107,052

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,578	$5,684
Current obligations under notes payable and capital leases	5,392	2,889
Accrued interest	2,032	2,208
Other accrued liabilities	8,309	12,445
Deferred revenues	183	846

Total current liabilities	22,494	24,072
SENIOR NOTES	36,102	36,102
NOTES PAYABLE, less current portion	7,248	28,285
CAPITAL LEASES, less current portion	170	651
DEFERRED REVENUES, less current portion	72	353

Total liabilities	66,086	89,463

COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS’ EQUITY:
Preferred stock, no par value:
Authorized shares — 600,000 at December 31, 2005
Issued and outstanding shares — none at December 31, 2005	—	—
Common stock, $0.001 par value:
Authorized shares — 100,000,000
Issued and outstanding shares — 37,204,093 and 36,792,426 at December 31, 2005 and 2004, respectively	37	37
Additional paid-in capital	191,319	204,540
Deferred stock compensation	(373)	(565)
Accumulated deficit	(177,721)	(186,309)
Accumulated other comprehensive loss	(25)	(114)

Total stockholders’ equity	13,237	17,589

Total liabilities and stockholders’ equity	$79,323	$107,052

See notes to the consolidated financial statements.

PAC-WEST TELECOMM, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2005, 2004 and 2003
(In thousands except per share data)

	Years Ended December 31,
	2005	2004	2003
REVENUES	$90,933	$124,006	$134,640

COSTS AND EXPENSES:
Network expenses (exclusive of depreciation shown separately below)	39,735	39,834	36,286
Selling, general and administrative	54,197	58,065	59,217
Reimbursed transition expenses	(10,583)	—	—
Depreciation and amortization	13,452	32,565	44,000
Restructuring charges	624	516	125
Impairment of assets	—	54,898	—

Total operating expenses	97,425	185,878	139,628

Loss from operations	(6,492)	(61,872)	(4,988)

OTHER (INCOME) EXPENSE:
Interest expense	7,123	12,515	13,520
Interest income	(677)	(409)	(477)
Gain on sale of enterprise customer base	(24,110)	—	—
Loss on extinguishment of debt	2,138	—	3,689
Loss on asset dispositions, net	289	1,055	30
Other income	(33)	—	—

Total other (income) expense, net	(15,270)	13,161	16,762

INCOME (LOSS) BEFORE INCOME TAXES	8,778	(75,033)	(21,750)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	190	—	(6,500)

Net income (loss)	$8,588	$(75,033)	$(15,250)

NET INCOME (LOSS) PER SHARE:
Basic	$0.23	$(2.05)	$(0.42)
Diluted	$0.22	$(2.05)	$(0.42)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	37,007	36,655	36,481
Diluted	38,640	36,655	36,481
COMPREHENSIVE INCOME (LOSS):
Net income (loss)	$8,588	$(75,033)	$(15,250)
Unrealized gain (loss) on investments, net of tax	90	(114)	—
Reclassification of realized (loss) gain on sale of investments, net of tax	(1)	—	156

Comprehensive income (loss)	$8,677	$(75,147)	$(15,094)

See notes to the consolidated financial statements.

PAC-WEST TELECOMM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2005, 2004 and 2003
(In thousands)

						Accumulated
				Note		Other
			Additional	Receivable		Comprehensive	Deferred	Total
	Common Stock		Paid-In	from	Accumulated	Income/	Stock	Stockholders’
	Shares	Amount	Capital	Shareholders	(Deficit)	(Loss)	Compensation	Equity
Balance, December 31, 2002	36,444	$36	$183,668	$(200)	$(96,026)	$(156)	$(86)	$87,236
Exercise of stock options	69	1	68	—	—	—	—	69
Note receivable from stockholder	—	—	—	200	—	—	—	200
Warrants issued with Senior Secured Note	—	—	20,004	—	—	—	—	20,004
Issuance of shares under Employee Stock Purchase Plan	78	—	38	—	—	—	—	38
Reclassification of realized gain on sale of investments	—	—	—	—	—	156	—	156
Deferred stock compensation	—	—	683	—	—	—	(683)	—
Amortization of deferred stock compensation	—	—	—	—	—	—	11	11
Net loss	—	—	—	—	(15,250)	—	—	(15,250)

Balance, December 31, 2003	36,591	37	204,461	—	(111,276)	—	(758)	92,464
Exercise of stock options	86	—	40	—	—	—	—	40
Issuance of shares under Employee Stock Purchase Plan	115	—	110	—	—	—	—	110
Unrealized loss on investments	—	—	—	—	—	(114)	—	(114)
Amortization of deferred stock compensation and other	—	—	8	—	—	—	193	201
Deferred financing fees	—	—	(79)	—	—	—	—	(79)
Net loss	—	—	—	—	(75,033)	—	—	(75,033)

Balance, December 31, 2004	36,792	37	204,540	—	(186,309)	(114)	(565)	17,589
Exercise of stock options	321	—	191	—	—	—	—	191
Issuance of shares under Employee Stock Purchase Plan	91	—	78	—	—	—	—	78
Unrealized gain on investments	—	—	—	—	—	89	—	89
Amortization of deferred stock compensation	—	—	—	—	—	—	192	192
Value of warrants retired	—	—	(13,490)	—	—	—	—	(13,490)
Net income	—	—	—	—	8,588	—	—	8,588

Balance, December 31, 2005	37,204	$37	$191,319	$—	$(177,721)	$(25)	$(373)	$13,237

See notes to the consolidated financial statements.

PAC-WEST TELECOMM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003
(In thousands)

	Years Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$8,588	$(75,033)	$(15,250)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,452	32,565	44,000
Amortization of deferred financing costs	304	703	434
Amortization of discount on note payable	1,262	5,498	156
Amortization of deferred stock compensation	192	200	11
Impairment of assets	—	54,898	—
Loss on extinguishment of debt	2,138	—	3,689
Gain on sale of enterprise customer base	(24,110)	—	—
Net loss on disposal of property	289	1,055	30
Provision for doubtful accounts	278	(183)	192
Deferred income tax benefit	—	—	(5,246)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in trade accounts receivable	1,556	(4,314)	4,727
Increase in receivable from transition service agreement	(1,170)	—	—
Decrease (increase) in prepaid expenses and other current assets	4,285	(604)	1,098
Decrease in other assets	287	265	31
Increase (decrease) in accounts payable	894	(414)	(4,204)
Increase (decrease) in accrued interest	104	744	(3,426)
Decrease in other accrued liabilities	(963)	(2,604)	(7,828)

Net cash provided by operating activities	7,386	12,776	18,414

INVESTING ACTIVITIES:
Purchases of property and equipment	(12,231)	(7,132)	(4,980)
Redemptions (purchases) of short-term investments, net	10,590	(10,615)	29,365
Proceeds from disposal of equipment	99	148	75
Costs of acquisitions, net of cash received	—	(587)	—
Proceeds from sale of enterprise customer base	26,953	—	—
(Returns) deposits/other associated with the enterprise customer base sale	(3,536)	3,500	—
Other	200	—	—

Net cash provided by (used in) investing activities	22,075	(14,686)	24,460

	Years Ended December 31,
	2005	2004	2003
FINANCING ACTIVITIES:
Proceeds from repayment of note receivable from stockholder	—	—	200
Net proceeds from borrowing under note payable	8,971	3,322	40,049
Repayments on Fiber IRU	—	—	(4,200)
Repayments on notes payable	(43,603)	(1,048)	(59,015)
Principal payments on capital leases	(632)	(2,668)	(8,177)
Payments for deferred financing costs	(50)	(237)	(5,205)
Proceeds from the issuance of common stock	269	149	81
Net cash (used in) financing activities	(35,045)	(482)	(36,267)

Net (decrease) increase in cash and cash equivalents	(5,584)	(2,392)	6,607
CASH AND CASH EQUIVALENTS:
Beginning of year	32,265	34,657	28,050

End of year	$26,681	$32,265	$34,657

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$5,731	$5,584	$16,413
Income taxes	$495	$—	$161
Non-cash Operating and Financing Activities:
Prepaid maintenance agreement financed by notes payable	$—	$1,624	$—
Capitalized interest on Senior Secured Note	$—	$634	$—
Non-cash Investing and Financing Activities:
Equipment acquisitions financed by notes payable	$—	$2,075	$—
Equipment acquisitions on capital lease obligation	$—	$1,376	$765
See notes to the consolidated financial statements.

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005
1. Summary of Significant Accounting Policies
     Description of Business
          Pac-West Telecomm, Inc. (the Company) is an independent provider of integrated communications solutions that enable communication providers to use our network and services as an alternative to building and maintaining their own network. The Company’s customers include Internet service providers (ISPs), enhanced communications service providers (ESPs) and other direct providers of communication services to business or residential end-users, collectively referred to as service providers, or SPs. In connection with the Company’s transition to a business model based upon enabling other communication service providers, on March 11, 2005, the Company sold substantially all of its enterprise customer base to U.S. TelePacific Corp. (TelePacific) while retaining its associated network assets. Under the terms of this transaction, TelePacific acquired certain assets and assumed certain liabilities associated with the Company’s Enterprise customers in exchange for $27.0 million in cash (see Note 2).
     Principles of Consolidation
          The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries since the date of acquisition. All intercompany accounts and transactions have been eliminated.
     Critical Accounting Policies
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses:
          Management considers the following accounting policies to be critical due to the estimation process involved in their calculation:
•	revenue recognition

•	provision for doubtful accounts receivable;

•	estimated settlements of disputed billings; and

•	impairment of long-lived assets.
          By their nature, these judgments are subject to uncertainty. Thus, actual results could differ from estimates made and such differences could be material.
     Revenue Recognition. The Company recognizes revenue when:
•	there is persuasive evidence of an arrangement;

•	delivery of the product or performance of the service has occurred;

•	the selling price is fixed and determinable ; and

•	collectibility is reasonably assured.
          The Company recognizes revenues from service access agreements as the service is provided, except for intercarrier compensation fees paid by our intercarrier customers for completion of their customers’ calls through our network, and access charges paid by carriers for long distance traffic terminated on our network. The rights of competitive

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
local exchange carriers (CLECs), to receive this type of compensation are the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company will continue to recognize intercarrier compensation as revenue when the price becomes fixed and determinable and collectibility is reasonably assured.
          Some Incumbent Local Exchange Carriers (ILECs) with which the Company has interconnection agreements have withheld payments from amounts billed by the Company under their agreements. The process of collection of intercarrier compensation can be complex and subject to interpretation of regulations and laws. This can lead to the requirement for negotiated settlements between the Company and the ILEC where it agrees to accept a portion of what it believes is owed to it. These settlements generally reflect the mutual agreements of both parties that exist at the date of the settlement. Revenues from settlements with ILECs were $2.2 million in 2005, $10.7 million in 2004 and $5.7 million in 2003.
          Non-refundable up-front payments received for most installation services are deferred and recognized as revenue ratably over the average term of our customer service contracts, generally 36 months. Similarly, expenses incurred related to installation are deferred and recognized ratably over the average term of the related vendor contracts, generally 24 months.
          Provision for doubtful accounts receivable. The Company estimates the provision for doubtful accounts receivable based upon the following factors:
•	historical collection experience;

•	customer delinquencies and bankruptcies;

•	information provided by the Company’s customers;

•	observance of trends in the industry; and

•	other current economic conditions.
          Estimated settlements for disputed billings. During the ordinary course of business, the Company may be billed at incorrect rates or for carrier traffic that management believes the Company is not responsible for. Accordingly, the Company will dispute the billing with the vendor and withhold payment until the matter is resolved. The Company’s current disputes are primarily related to incorrect facility rates or incorrect billing elements the Company believes it is being charged. Management regularly reviews and monitors all disputed items and records an accrual that represents what it believes it may pay to settle the dispute. Although the Company continues to actively try and expedite resolutions, often times the state Public Utilities Commission becomes involved in the arbitration of these agreements. This process is often lengthy and resolutions are often subject to appeal. As of December 31, 2005, the Company accrued approximately $1.6 million representing management’s best estimate of expected settlements of disputes currently in negotiation. If resolutions to items in negotiation are favorable or unfavorable relative to management’s estimations, the Company’s reserve for disputed items may be subject to change.
          Long-lived assets. In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates its long-lived assets if events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the potential undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, it is written down to its fair value. This is assessed based on factors specific to the type of asset. In assessing the recoverability of these assets, the Company must make assumptions regarding, among other things, estimated future cash flows to determine the fair value of the respective assets. If these estimates and the related assumptions change, the Company may be required to record additional impairment charges for these assets in the future. During 2004, the Company recorded impairment charges of $54.9 million.

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other Significant Accounting Policies
          Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation. Prior year reclassifications were all balance sheet items and had no effect on results of operations or equity.
          Fair Value of Financial Instruments. The carrying value of the Company’s cash and cash equivalents, marketable debt and equity securities, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments. Based on quotations from an investment bank, the fair value of the Company’s Senior Notes as of December 31, 2005 and 2004 was $35.7 million and $36.2 million, respectively. The fair value of the Company’s other notes payable are based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities and approximate their carrying value.
          Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
          Short Term Investments. All investments with a maturity of greater than three months at the date of purchase are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All investments as of December 31, 2005 and 2004 were classified as available-for-sale and carried at fair value. Gross realized gains and losses, which are determined on the specific identification basis, were insignificant and included in interest income in the accompanying consolidated statements of operations and comprehensive income (loss). Differences between cost and fair value (unrealized gains and losses) are recorded as other comprehensive income (loss), a separate component of stockholders’ equity.
          Property and Equipment. Property and equipment is stated at cost and includes network and other communication equipment, equipment under capital leases, office furniture, business software and computer equipment, vehicles, leasehold improvements, and projects in progress. Expenditures for repairs and maintenance, which do not extend the useful life of the property and equipment are charged to expense as incurred. Depreciation and amortization is computed using the straight-line method using their estimated useful lives.
          Network expenses. Network expenses are comprised mainly of leased transport charges, usage charges for long distance and intrastate calls and, to a lesser extent, intercarrier compensation that the Company pays to other companies related to calls that originate with a Pac-West customer and terminate on the network of an ILEC or other CLEC. The Company’s leased transport charges include the lease payments it incurs for the transmission facilities, or circuits, used to connect its customers to its switches and to connect to ILEC and CLEC networks. The Company does not include any significant employee costs in network expenses.
          Stock-Based Compensation. The Company follows Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” for its stock based compensation plans. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to disclose pro forma information regarding options granted to its employees based on specified valuation techniques that produce estimated compensation charges. The Company uses the Black-Scholes option-pricing model to derive theoretical fair value of employee stock option grants. These amounts have not been reflected in the Company’s consolidated statements of operations and comprehensive income (loss) because no compensation arises when the price of the employees’ stock options equals the market value of the underlying stock at the date of grant, as in the Company’s case. If compensation expense for the Company’s stock-based compensation plans had been determined in accordance with the fair value as prescribed in SFAS No. 123, the Company’s net income (loss) per share for the years ended December 31, 2005, 2004, and 2003 would have been as follows:

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005	2004	2003
	(Dollars in thousands except per
	share amounts)
Net (loss) income as reported	$8,588	$(75,033)	$(15,250)
Total stock-based employee compensation included in reported net loss/income, net of tax	192	200	8
Total stock-based employee compensation determined under the fair value based method	(622)	(1,366)	(1,299)

Pro forma	$8,158	$(76,199)	$(16,541)

Basic net (loss) income per common share:

As reported	$0.23	$(2.05)	$(0.42)

Pro forma	$0.22	$(2.08)	$(0.45)

Diluted net (loss) income per common share:

As reported	$0.22	$(2.05)	$(0.42)

Pro forma	$0.21	$(2.08)	$(0.45)
          The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.97%	2.95%	2.58%
Expected volatility	106%	110%	108%
Expected dividend yield	—	—	—
Expected life	4 years	4 years	4 years
Fair value of options granted	$0.78	$1.23	$0.83
          Income Taxes. The Company provides for income taxes under the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment dates. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. Investment credits, if any, are recognized using the flow-through method.
          Accruals related to restructuring activities. During 2005, the Company recorded restructuring charges in connection with the completion of the sale of substantially all of its enterprise customer base to TelePacific on March 11, 2005, primarily consisting of employee separation costs. In estimating these charges, the Company made certain assumptions in regard to impacted employees including the length of time necessary to transition the service being

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provided by the employees to TelePacific. If the estimated transition time changes, the related restructuring charges could be subject to change.
          In June 2002 and August 2001, the Company approved and announced restructuring plans, which included, among other things, closing switch facilities in Colorado and Utah and consolidation of sales offices. In order to estimate rent expense related to these abandoned premises, the Company made certain assumptions including; (1) the time period over which the premises would remain vacant, (2) sublease terms, and (3) estimated sublease rents. In the case of the switching facilities, no sublease income was estimated due to the specialized nature of these facilities. If the Company is able to sublet or negotiate an early termination penalty for its abandoned switch facility in Colorado, the restructuring charge could be subject to change.
     Recent Accounting Pronouncements
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” This statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its financial position, results of operations, or cash flows.
          In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment,” which provides the staff’s views regarding the valuation of share-based payment arrangements for public companies.
          In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share-Based Payment.” Among other items, the standard requires the Company to recognize compensation cost for all share-based payments, in the Company’s consolidated statements of operations and comprehensive income (loss). On April 14, 2005, the Securities and Exchange Commission (SEC) amended Regulation S-X to allow SEC registrants to delay the implementation date of SFAS No. 123R to the beginning of the first fiscal year after June 15, 2005. The Company implemented SFAS No. 123R beginning January 1, 2006. The Company has decided to use the modified prospective application for transitioning to this standard, which requires that SFAS No. 123R be applied to new and modified awards. Additionally, compensation cost for the portion of awards outstanding and unvested as of January 1, 2006 will be recognized as the requisite service is rendered based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123. The Company does not expect its annual expense related to these awards to be significantly different from its 2005 disclosure of stock-based compensation under SFAS No. 123 as noted above.
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” SFAS No. 153 amends APB Opinion 29, “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. APB Opinion 29 is based on the principle that exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 will have a material impact on it financial position, results of operations and cash flows.
     Concentration of Customers and Suppliers
          During 2005 revenues from three customers accounted for 24.8%, 17.2% and 9.2% of revenues. During 2004 these same three customers accounted for 21.1%, 17.6% and 3.9% of revenues, respectively, and during 2003 accounted for 21.8%, 17.1% and 10.6% of revenues, respectively. During each of the years ended December 31, 2005, 2004 and

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003 no other customer accounted for more than 10.0% of total revenues. At December 31, 2005 no customer represented more than 10.0% of trade accounts receivable. In 2005, 2004 and 2003, the Company’s largest source of operating costs was attributable to a single ILEC that represented 45.2%, 40.3% and 37.3% of the Company’s network expenses during the years ended 2005, 2004 and 2003, respectively.
2. Sale of Substantially All of the Enterprise Customer Base
          On March 11, 2005, the Company sold substantially all of its enterprise customer base to TelePacific while retaining the Company’s associated network assets. TelePacific acquired certain assets, such as property and equipment with a net book value of approximately $3.0 million and other assets with a carrying value of approximately $0.6 million, and assumed certain liabilities of approximately $0.7 million, in exchange for $27.0 million in cash. The Company recorded a gain of $24.0 million from this sale during the first quarter of 2005. Subsequent to the first quarter of 2005, the Company recorded a net gain of $0.1 million for adjustments associated with this sale and an amendment to the Asset Purchase Agreement (APA) as discussed below.
          In addition, on March 11, 2005, the Company entered into a Transition Service Agreement (TSA) with TelePacific that, among other things, obligates the Company to provide certain transition services to TelePacific at our estimated cost for a one-year period subject to extension for two additional three-month periods. The estimated costs to be reimbursed to the Company include network related and administrative support services which are provided exclusively to TelePacific and were capped at $10.5 million. In accordance with the TSA, TelePacific received a $2.0 million credit against future transition service costs. During the third quarter of 2005, the Company entered into an amendment with TelePacific to resolve certain disputed matters arising out of the APA and to amend and modify the TSA. The TSA amendment included, among other things, a credit to TelePacific of up to $0.5 million during the fourth quarter of 2005 against future transition services costs to be reimbursed to the Company, and the elimination of the $10.5 million cap. In January 2006, TelePacific exercised their first option to extend the transition period for an additional three months. This will extend the TSA transition period to June 12, 2006.
          For the year ended December 31, 2005, the Company recorded reimbursed transition expenses of $10.6 million in accordance with the TSA. The amounts are recorded as a reduction to costs and expenses on a separate line item in the consolidated statements of operations and comprehensive income (loss). Costs billed under the TSA are based upon estimated costs to the Company, and the Company anticipates that no profit will be recognized on the services performed under the TSA. The enterprise services are provided by the same network assets and maintained and operated by the same employee base as other services provided by the Company until TelePacific can transition the enterprise customer base onto its own network. As such, the Company’s common network services or expenses cannot be segregated based upon the services provided and therefore the estimated costs have primarily been billed based upon a fixed fee per type of service or transaction. Due to the inseparability of the Company’s network, the absence of identifiable shared costs, and as no network assets were sold to TelePacific, the Company determined the assets sold did not constitute discontinued operations. As of December 31, 2005, the Company had receivables of approximately $1.2 million related to the TSA.
3. Investments
          The following table summarizes the Company’s investments in securities at December 31, 2005:

		Unrealized	Fair
	Cost	Losses, net	Value
	(Dollars in thousands)
Corporate bonds	$7,021	$(25)	$6,996
Cash			19,685
Total cash and investments			$26,681

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          As of December 31, 2005, all of the Company’s corporate bonds had contractual maturities on or before March 31, 2006. The following table summarizes the Company’s investments in securities at December 31, 2004:

		Unrealized	Fair
	Cost	Losses, net	Value
	(Dollars in thousands)
U.S. government agencies	$7,457	$—	$7,457
Commercial paper	4,892	—	4,892
Corporate bonds	10,615	(114)	10,501

Total investments in securities			22,850
Cash			19,916

Total cash and investments			$42,766

Reported as:
Cash and cash equivalents			$32,265
Short-term investments			10,501

			$42,766

4. Property and Equipment
          The following tables summarize the Company’s property and equipment, net at December 31, 2005 and 2004:

	2005	2004
	(Dollars in thousands)
Network and other communication equipment	$133,134	$145,789
Equipment under capital leases	1,376	2,140
Office furniture	1,841	2,608
Business software and computer equipment	29,037	27,128
Vehicles	190	866
Leasehold improvements	16,669	16,596
Projects in Process	2,415	210

	184,662	195,337
Accumulated depreciation and amortization	(145,204)	(151,924)

Property and equipment, net	$39,458	$43,413

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Depreciation and amortization of property and equipment was $13.5 million, $32.3 million and $43.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation and amortization is computed using the straight-line method based on the following estimated useful lives:

Equipment	3 to 7 years
Vehicles	5 years
Leasehold improvements	20 years or life of lease, whichever is shorter
5. Impairment of Assets
The Company periodically tests its long-lived tangible and intangible assets to determine whether the carrying amounts of such assets are recoverable from future undiscounted cash flows. In 2004, primarily as a result of ongoing price compression and industry trends in the dial-up Internet access market, the Company recorded non-cash asset impairment charges of $54.6 million for its tangible assets. In performing the test, the Company determined that the total of the expected future undiscounted cash flows directly related to the existing service potential of the assets were less than the carrying value of the assets; therefore, an impairment charge was taken. The Company engaged a third party valuation specialist to assist in the evaluation of the fair value of its assets using a sales comparison approach, as well as a replacement cost approach. The impairment charges represented the difference between the fair value of the property and equipment and its carrying value and are included within impairment of assets in the consolidated statements of operations and comprehensive income (loss). As a result of the asset impairments, a new cost basis was established for those assets that were impaired. The new cost basis resulted in a reduction of gross property and equipment and did not change the remaining estimated useful lives.
The Company tests its goodwill and indefinite life intangibles for impairment annually. The Company estimated fair value using a market comparison approach that resulted in goodwill impairment charges of $0.3 million during the fourth quarter of 2004. As of December 31, 2005, there was no goodwill due to the sale of assets related to the Sentient Group, Inc.
6. Other Assets
          At December 31, other assets consist of the following:

	2005	2004
	(Dollars in thousands)
Deferred financing costs	$357	$1,038
Acquisition of lease rights	162	378
Deferred installation costs	64	251
Prepaid maintenance	45	587
Prepaid expenses and deposits	451	329
Intangible assets	—	81

	$1,079	$2,664

          Deferred financing costs consist primarily of capitalized amounts for underwriter fees, professional fees and other expenses related to the issuance of the Company’s debt. Amortization of deferred financing costs for the years ended December 31, 2005, 2004 and 2003 was $304,000, $703,000 and $434,000, respectively, and is included in interest expense in the accompanying consolidated statements of operations and comprehensive income (loss). During 2005, the Company incurred an additional $50,000 in deferred financing costs related to the Loan and Security Agreement with Comerica Bank. As part of the prepayment of the Senior Secured Note during 2005, approximately $0.9 million of

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
deferred financing costs were included in the loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss). During 2004, the Company incurred an additional $146,000 in deferred financing costs related to the Senior Secured Note transaction with Deutsche Bank AG — New York and $100,000 in deferred financing costs related to the secured financing arrangement with Merrill Lynch Capital.
          During 1999, the Company acquired lease rights of additional space in its Los Angeles facility. This amount is being amortized on a straight-line basis over the life of the lease, which is 81 months. Amortization expense for this facility was $0.2 million for each year ended 2005, 2004 and 2003, and is included in amortization expense in the accompanying consolidated statements of operations and comprehensive income (loss).
          In May 2004, the Company completed an agreement for maintenance with Cisco Systems Capital. A $1.6 million note payable was exchanged for a 36-month maintenance services agreement. This is included in the accompanying consolidated balance sheet in other current assets, other assets, and other accrued liabilities. Additionally, the related expense is included in selling, general, and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss).
7. Restructuring Charges
     2001 and 2002 Restructuring Plans
          Restructuring charges, pertaining to the Company’s 2001 and 2002 restructuring plans, for the years ended December 31, 2005 and 2004 were approximately $49,000 and $516,000, respectively. A summary of the restructuring expenses and the associated remaining liability, which is included in other accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2005 and 2004 consist of the following:

	Restructuring			Restructuring
	Liability	Additional		Liability
	as of	Restructuring		as of
	Dec. 31,	Expense	Cash	Dec. 31,
	2004	Incurred	Payments	2005
	(Dollars in thousands)
Rent expense for vacated premises	$2,464	$49	$(598)	$1,915

	Restructuring	Additional		Restructuring
	Liability as	Restructuring		Liability as of
	of Dec. 31,	Expense	Cash	Dec. 31,
	2003	Incurred	Payments	2004
	(Dollars in thousands)
Rent expense for vacated premises	$2,989	$170	$(695)	$2,464
Circuit obligations	1,547	352	(1,899)	—
Other charges	6	(6)	—	—

	$4,542	$516	$(2,594)	$2,464

          The balance of the restructuring liability relates to restructuring plans approved in August 2001 and June 2002. The 2001 restructuring plan primarily provided for the suspension of the Company’s expansion plans in certain states, exiting of certain lower margin products and services (including residential resale and customer owned and maintained (COAM) equipment) and undertaking certain cost reduction initiatives. In addition to restructuring certain product offerings, the restructuring initiatives included closing the Company’s switch facility in Utah, consolidation of six sales offices, and a workforce reduction of approximately 200 employees. The workforce reduction was completed during the fourth quarter of 2001, with all severance payments being made as of December 31, 2001. The 2001 restructuring plan was in response to a weakening economy and increasing competitive pressure resulting from lower than expected demand

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for telecommunications services and overcapacity in the Company’s industry. Management shifted the Company’s strategy to margin improvement, cost containment and cash conservation rather than revenue growth. The 2002 restructuring plan primarily provided for the closure of the Company’s switch facility in Colorado. The 2002 restructuring plan was in response to the further weakening of the economy, additional competitive pressure from competitors who had reorganized and lowered their cost structure, overcapacity in the Company’s industry and lower demand from customers for its products and services.
          The amount of the reserve for vacated premises is equal to the monthly lease payment of the unoccupied space, less any estimated sublease income, multiplied by the remaining months on the lease. As of December 31, 2005, the amount of the reserve for the vacated premises remaining pertains only to the Colorado switch facility. No sublease income has been estimated for the Colorado switch facility due to the specialized nature of this facility. During 2005, the Company recorded additional restructuring charges of approximately $49,000 due primarily to increased common area operating expenses at the Colorado facility.
          During 2004, the Company recorded additional restructuring charges of approximately $207,000 due to increased common area operating expenses. This amount was partially offset by reversals of $37,000 of previously recorded restructuring charges related to the timing and amounts for sublease income, primarily in San Diego. During 2004, the Company recorded additional restructuring charges of approximately $352,000 related to circuit commitment obligations, which the Company paid off during the third quarter of 2004. During 2004, the Company reversed $6,000 of previously recorded restructuring charges related primarily to professional fees that were anticipated but not incurred. The final cash payment to be recorded against the restructuring reserve is currently expected to occur in March 2010.
     2005 Restructuring Plan
          The Company has recorded restructuring charges in connection with the completion of the sale of substantially all of its enterprise customer base to TelePacific on March 11, 2005, primarily consisting of employee separation costs. The sale to TelePacific affected approximately 150 employees. The final cash payment to be recorded against the 2005 restructuring reserve is expected to occur in June 2006.
          The costs incurred in connection with the restructuring plan are comprised of benefits to employees who were or will be involuntarily terminated and costs related to rent expense for vacated premises. These costs are included in restructuring charges in the accompanying consolidated statements of operations and comprehensive income (loss). During the year ended December 31, 2005, costs incurred for employee termination benefits for approximately 80 employees amounted to $519,000 and costs incurred for vacated premises totaled $56,000. During the fourth quarter of 2005 the Company reversed approximately $21,000 of employee termination benefits due to employee adjustments. The Company recorded additional restructuring expense related to rent expense of $11,000 during the fourth quarter of 2005.
          The Company anticipates total cash payments for employee termination benefits, which is contingent upon the actual termination date of the remaining employees, and rent expense for vacated premises, which ended in October 2005, to be approximately $524,000 and $56,000, respectively. However, as TelePacific has exercised its option to extend the term of the TSA, the Company may incur additional employee termination benefit costs.
          A summary of the restructuring expenses and the associated liability pertaining to the Company’s 2005 restructuring plan, which is included in other accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2005, consist of the following:

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Restructuring	Additional		Restructuring
	Liability as	Restructuring		Liability as
	of Dec. 31,	Expense	Cash	of Dec. 31,
	2004	Incurred	Payments	2005
	(Dollars in thousands)
One-time employee termination benefits	$—	$519	$(478)	$41
Rent expense for vacated premises	—	56	(56)	—

	$—	$575	$(534)	$41

8. Other Accrued Liabilities
At December 31, other accrued liabilities consist of the following:

	2005	2004
	(Dollars in thousands)
Accrued restructuring charges	$1,956	$2,464
Accrued payroll and related expenses	3,098	3,095
Reserve for refunds to customers	89	98
General liability insurance	318	503
TelePacific transaction deposits	—	3,500
Other	2,848	2,785

	$8,309	$12,445

9. Debt and Capital Lease Obligations
At December 31, long-term debt and capital lease obligations consist of the following:

	2005	2004
	(Dollars in thousands)
Senior Notes	$36,102	$36,102
Senior Secured Note, net of discount of $16,134 at December 31, 2004	—	24,500
Capital lease obligations	651	1,285
Notes Payable	12,159	6,040
Less current portion of notes payable and capital leases	(5,392)	(2,889)

	$43,520	$65,038

          The Senior Notes mature on February 1, 2009 and bear interest at 13.5% per annum payable in semiannual installments, with all principal due in full on February 1, 2009.

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          In December 2003, the Company solicited consents to effect certain proposed amendments to the indenture governing the Senior Notes. These amendments to the indenture governing the Senior Notes, which are now effective, eliminated most of the indenture’s principal restrictive covenants and amended certain other provisions contained in the indenture. As of December 31, 2005, the Company was in compliance with these covenants.
          On December 19, 2003, the Company sold to Deutsche Bank AG — New York, acting through DB Advisors, LLC, as investment advisor (Deutsche Bank), in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, a senior secured note in the principal amount of $40.0 million, (the Senior Secured Note), and warrants to purchase up to 26,666,667 shares of its common stock at an exercise price of $1.50 per share. The Senior Secured Note carried an interest rate of LIBOR plus 0.5% (3.02% at December 31, 2004), and was to mature in December 2006. On March 11, 2005, pursuant to the terms of a payoff letter, by and between the Company and Deutsche Bank AG — London, the Company utilized $27.0 million of proceeds from the sale of substantially all of its enterprise customer base to TelePacific, as well as $13.8 million from cash on hand, to prepay in full the Senior Secured Note (including all outstanding principal and accrued and unpaid interest). In addition, pursuant to the terms of the Payoff Letter, the Company retired the related warrants to acquire up to 26,666,667 shares of the Company’s common stock in connection with the Senior Secured Note, which decreased additional paid in capital by approximately $13.5 million. The prepayment of the Senior Secured Note and the retirement of the related warrants resulted in a $2.1 million loss on the extinguishment of debt.
          During the second quarter of 2004, the Company entered into a secured financing arrangement with Merrill Lynch Capital (Merrill Lynch), a division of Merrill Lynch Business Financial Services, Inc., pursuant to which the Company could have borrowed up to an aggregate amount of $10.0 million, subject to certain conditions. This financing arrangement was structured in a manner that provided for multiple credit facilities up to an aggregate of $10.0 million with each facility having separate closing dates and repayment schedules. Additional borrowing under this secured financing arrangement expired on December 31, 2004. The principal and accrued interest of each facility is payable in 36 equal monthly installments. The Company has the option to prepay each outstanding facility after 18 months subject to a maximum premium of 3% of the outstanding facility. Interest on each facility was fixed at 5% plus the 3-year swap rate, as published by Bloomberg Professional Services, determined two business days prior to the closing date of each facility. The Company used the proceeds of this financing arrangement to acquire a new telecommunication switch and related equipment, which secure borrowings under this financing arrangement.
          As of December 31, 2004, the Company had borrowed approximately $5.4 million under the Merrill Lynch Capital financing arrangement under two credit facilities both with interest rates of 8.6%. As of December 31, 2005 and 2004, the principal balance was $2.9 million and $4.7 million, respectively, and is included under Notes Payable in the above table. In July 2004, approximately $2.1 million of these borrowings were paid directly to a vendor by Merrill Lynch Capital for an equipment acquisition and is reflected on the Company’s consolidated statement of cash flows as a non-cash investing and financing activity.
          The Company entered into a second secured financing arrangement with Merrill Lynch during the second quarter of 2005 pursuant to which the Company borrowed $1.9 million in May 2005 and $4.5 million in November 2005, at fixed rates of 8.6% and 9.3%, respectively. In each case the principal and accrued interest is payable in 36 consecutive monthly installments. Principal payments on the May loan commenced July 1, 2005 and the November loan commences principal payments January 2006. The Company has the option to prepay the outstanding balance after 18 months but prior to 24 months subject to a premium of 3%, and if paid thereafter, accompanied by a premium of 1%. The borrowing arrangement is secured by telecommunications switching and computer equipment. As of December 31, 2005, the principal balance of $6.0 million is included under Notes Payable in the above table.
          In May 2004, the Company completed financing agreements for various network equipment with Cisco Systems Capital. These financing agreements were comprised of $1.4 million of equipment capital leases and a $1.6 million note payable exchanged for a 36-month maintenance services agreement. These transactions are reflected on the Company’s consolidated statement of cash flows as a non-cash investing and financing activity, and a non-cash operating and financing activity. As of December 31, 2005 and 2004, the principal balance of the capital lease was $0.7 million and $1.1 million, respectively, and is included under Capital lease obligations in the above table. As of December 31, 2005 and

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, the balance of the note payable was $0.7 and $1.3 million, respectively, and is included under Notes Payable in the above table.
          During the third quarter of 2003, the Company leased $0.8 million of equipment over a period of 24 months. This transaction is reflected on the company’s consolidated statement of cash flows as a non-cash investing and financing activity. As of December 31, 2005 the principal balance was paid in full. As of December 31, 2004, the principal balance was $0.2 million and is included under Capital lease obligations in the above table.
          In November 2005, the Company entered into a Loan and Security Agreement (“Agreement”) with Comerica Bank, which provides for up to $5 million of revolving advances and up to $15 million of term loans, subject to certain conditions. Any revolving advances are not to exceed 80% of eligible accounts receivables and are due and payable in full on November 9, 2007. There were no revolving advances as of December 31, 2005.
          The term loan portion of the Agreement, which is to be used within certain limitations to finance capital equipment expenditures and acquisitions or to refinance the Company’s Senior Notes, is structured into two tranches; the first includes all term loan borrowings through June 9, 2006, at which point it expires, and shall be payable in thirty equal monthly installments commencing July 1, 2006. The second tranche starts June 10, 2006 and continues through January 9, 2007 at which point it expires, and shall be payable in twenty-three equal monthly installments commencing February 1, 2007.
          Rates for borrowings under the Agreement float and are based, at the Company’s election, at 2.75% above a calculated Eurodollar rate for the revolving advances and 3.75% above a Eurodollar rate for the term loans or Comerica’s prime rate for the revolving advances and Comerica’s prime rate plus 0.5% for the term loans. The Company has selected the bank prime rate base for the current term loan resulting in an interest rate of 7.75% as of December 31, 2005. The Agreement is secured by all personal property of the Company, prevents the distribution of any dividends without the written consent of Comerica and requires the Company to maintain certain financial and restrictive covenants including compensating cash balances. The Company shall maintain 80% of all cash balances with Comerica and compensating cash balances of not less than $15 million through December 30, 2006, $12 million December 31, 2006 through June 29, 2007 and $10 million, thereafter. As of December 31, 2005, the Company had borrowed $2.5 million of term loans, which is included under Notes Payable in the above table and was in compliance with all required covenants.
          As of December 31, 2005, future obligations related to Senior Notes, Notes Payable (collectively Notes) and capital leases are as follows:

		Capital
	Notes	Leases
	(Dollars in thousands)
2006	$10,598	$520
2007	9,674	173
2008	7,789	—
2009	36,591	—

Total minimum note and lease payments	64,652	693
Less: portion representing interest	(16,391)	(42)

Present value of net minimum note and lease payments	48,261	651
Less: short-term portion	(4,911)	(481)

Note and capital lease obligations, long-term portion	$43,350	$170

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The weighted average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004 was 7.83% and 6.42%, respectively.
          Interest expense for the years ended December 31, 2005 and 2004 was as follows:

	Year Ended
	December 31
	2005	2004
	(Dollars in thousands)
Interest on Senior Notes	$4,873	$4,887
Accreted discount on Senior Secured Note	1,262	5,497
Amortization of deferred financing costs	304	703
Other interest expense	684	1,428

Interest expense	$7,123	$12,515

10. Commitments and Contingencies
     Operating Leases
          The Company currently leases and operates eight principal facilities under non-cancelable operating leases as follows:

Facility	Lease Expiration
Stockton, California	June, 2006
Stockton, California	September, 2007
Oakland, California	November, 2008
Los Angeles, California	September, 2006
Las Vegas, Nevada	October, 2009
Seattle, Washington	December, 2009
Phoenix, Arizona	April, 2010
New York, New York	October, 2008
          The Stockton lease expiring in June 2006 has three two-year renewal options remaining and the other facility leases contain two five-year renewal options, except for Oakland which has one five-year renewal option and New York which expires in October 2008. The Company also leases telephone equipment sites and telephone circuits on month-to-month, annual and long-term non-cancelable leases. As the Company’s leased telephone circuit commitments are fulfilled, the leases convert to month-to-month agreements. Management of the Company expects that these leases will be renewed or replaced, as necessary, by other leases in the normal course of business.
          The Company’s future minimum lease payments with initial terms in excess of one year, including the Company’s Colorado switch facility that was part of the 2002 restructuring plan, less any sublease agreements in place as of December 31, 2005, are as follows:

PAC-WEST TELECOMM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Operating Leases
		Telephone
		Circuits and
	Space	Equipment
	(Dollars in thousands)
2006	$2,949	$6,036
2007	2,130	2,610
2008	1,522	449
2009	1,176	—
2010	167	—

	$7,944	$9,095

          Rental expense charged to operations for the years ended December 31, 2005, 2004 and 2003, for operating leases for space, excluding amounts charged against the restructuring liability, was $3.3 million, $3.5 million and $3.5 million, respectively. Rent expense is included in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive income (loss). The Company expects to receive sublease income of approximately $0.2 million during 2006. Rental expense charged to operations for telephone circuits of approximately $31.4 million, $30.0 million and $35.2 million for the years ended December 31, 2005, 2004 and 2003, respectively, is included in network expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Rental expense paid to related parties was approximately $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
     Executive and Board Member Agreements
          At December 31, 2005, the Company had the following executive and board member agreements in place:
•	an agreement with its current President and Chief Executive Officer created in 2003. This agreement provides for, among other things, minimum annual base salaries, bonus entitlements upon the achievement of certain objectives, and the issuance of stock options;

•	agreements regarding compensation and change in control with most of the Company’s executive officers. These agreements provide for a lump sum payment equal to 150% of the executive’s base salary, health plan benefits, and accelerated vesting of options in the event of a merger or combination of the Company into another entity, or the sale or disposition of all, or substantially all, of the Company’s assets; and

•	an agreement with its current chairman and former chief executive officer, which provides for a minimum annual compensation level and other benefits.
          The total annual value of the minimum base salary compensation for the agreements noted above is approximately $0.5 million.
     Other
          The Company has a five-year contract with an ILEC (the Contract) for transport services that expires in November 2006. The contract requires that the Company meet certain minimum annual usage levels, which if met, trigger monthly credits to the Company. While the Company has met its minimum usage requirements through December 31,

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2005, it has done so primarily through providing transition services to TelePacific. If TelePacific fully migrates the enterprise customer base to its system during the current TSA agreement and should the Company decide to terminate the Contract at such time, the Company could incur a termination fee. The amount of the termination fee, if any, is dependent on the remaining life of the Contract. The Company estimates the fee, if any, would approximate $1.0 million.
          From time to time, the Company is subject to audits with various tax authorities that arise during the normal course of business. During the third quarter of 2005, the Company received a tax assessment arising from an audit amounting to $4.8 million. Subsequent to the third quarter of 2005, the Company filed an appeal against this assessment. The Company believes the resolution to this tax audit will not materially harm its business, financial condition or results of operations.
     Intercarrier Compensation and Legal Proceedings
          Amounts billed to ILECs and payments withheld by ILECs during each of the three years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(Dollars in thousands)
Total amount billed to ILECs during the year	$42,814	$54,242	$79,635
Amount withheld by ILECs and not recorded as revenue in the Company’s statements of operations	(8,342)	(25,070)	(39,372)
Amounts received for prior withholding and recorded as revenue	2,210	10,650	5,685
Amounts received for prior withholding and netted against expenses	—	—	1,115

Net amount recorded as revenue from the ILECs during the year	$36,682	$39,822	$47,063

          The Company has established interconnection agreements (ICAs) with certain ILECs. The Telecommunications Act of 1996 requires ILECs to enter into ICAs with CLECs, such as the Company, and other competitors and requires state Public Utilities Commissions (PUCs) to arbitrate such agreements if the parties cannot reach agreement. The ICAs govern, among other items, intercarrier compensation agreements for the exchange of local and local toll calls between the parties.
          On March 29, 2002, SBC California (SBC) filed a Petition for Arbitration with the California Public Utilities Commission (CPUC) with respect to its ICA with the Company, which would replace the similar agreement that expired in June 2001, but which was to continue in effect until replaced. On May 8, 2003, the CPUC announced its decision to adopt a modified alternate proposal of the ICA submitted by SBC. The new three-year agreement establishes the rules under which the Company and SBC can interconnect their networks to allow for the exchange of traffic, and the recovery of costs associated with exchanging such traffic. The ICA also recognizes that SBC may implement the Federal Communications Commission (FCC) Intercarrier Internet Service Provider (ISP) order, which creates separate intercarrier compensation arrangements, including rates, terms and conditions, for “presumed ISP-bound” traffic. The Company has disputed SBC’s implementation of the FCC plan. The Company and SBC settled the disputes in July 2004.
          The terms of the ICA also incent the Company to modify its existing network in order to avoid new transport charges imposed by SBC. Such network modifications cause additional costs on both an ongoing and one-time basis. The agreement also authorizes the Company to charge tandem switching and transport where appropriate.
          On June 12, 2002, Verizon California (Verizon) filed a Petition for Arbitration with the CPUC with respect to its ICA with the Company, that would replace the similar agreement which expired in April 2002, but continued in effect until replaced pursuant to an order of the CPUC. On June 2, 2003, the Company filed with the CPUC the new ICA with Verizon which resulted from the arbitration. The new three-year agreement establishes the rules under which the

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company and Verizon can interconnect their networks to allow for the exchange of traffic and the recovery of costs associated with exchanging such traffic. In addition it includes a new transport charge applicable to certain traffic and makes the intercarrier compensation rates established by the FCC Plan effective upon the commencement of the term of the new agreement. The terms of the agreement also incent the Company to modify its existing network. Such network modifications cause additional costs to the Company on both an ongoing and one-time basis. The agreement also authorizes the Company to charge tandem switching and transport where appropriate.
          In July 2003, Verizon appealed the arbitration decision of the CPUC to Federal District Court, arguing among other things that the FCC Plan rates should have been made retroactive. The Company has opposed the relief sought by Verizon, and has challenged the legality of the new transport charges imposed on certain traffic.
          The Company cannot predict the outcome of future CPUC proceedings, future appeals or additional pending cases involving related issues, or of the applicability of such proceedings to its ICA with these two or other ILECs. As a result, no assurance can be given that the Company will continue to collect intercarrier compensation, which represents a significant portion of its revenues, in the future, or that additional charges may not be imposed upon the Company under such agreements in the future. ISPs currently form a significant part of the Company’s customer base in California and adverse decisions in these or related FCC proceedings could limit its ability to serve this group of customers profitably and may have a material adverse effect on us.
     Other Legal Proceedings
          On December 6, 2001, a complaint captioned Krim vs Pac-West Telecomm, Inc., et al., Civil Action No. 01-CV-11217, was filed in United States District Court for the Southern District of New York against the Company, certain executive officers, and various underwriters in connection with the Company’s initial public offering. An amended complaint was filed on April 19, 2002. The plaintiffs allege that the Company and its officers failed to disclose alleged allocations of shares of the Company’s common stock in exchange for excessive brokerage commissions or agreements to purchase shares at higher prices in the aftermarket, in violation of Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92. The complaint against the Company seeks unspecified damages on behalf of a purported class of purchasers of its common stock. In October 2002, the executive officers of the Company were dismissed from the action without prejudice by agreement with the plaintiffs which also resulted in tolling of the statute of limitations. The court dismissed the Section 10(b) claim against the Company in 2002.
          On July 10, 2003, a committee of the Company’s board of directors conditionally approved a proposed settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action to be wrongful in the plaintiff’s complaint. The Company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers who participated in the negotiation of the settlement together with insurers representing other issuers in the class action case. The committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other issuer defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation. A hearing to consider approval of the settlement by the court overseeing the litigation is scheduled for April 24, 2006.
          On October 20, 2004, the Company filed a formal complaint with the California Public Utilities Commission (“CPUC”) against AT&T. In the complaint proceeding, the Company alleged that AT&T owed the Company over $7.0 million for traffic terminated by the Company on behalf of AT&T, plus late payment fees. On September 19, 2005, the presiding hearing officer released a decision granting the Company’s complaint in all regards, except for the Company’s claim for late payment fees. On October 19, 2005, AT&T filed an appeal with the CPUC, claiming the decision was in error. The Company filed a simultaneous appeal with the CPUC, asking for approval of late payment fees. The CPUC has

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
not established a schedule for resolving the appeals, affecting the timing, and potentially the collectibility of these amounts.
          From time to time, the Company is a party to litigation that arises in the ordinary course of business. The Company believes that the resolution of this litigation, and any other litigation the Company may be involved with in the ordinary course of business, will not materially harm its business, financial condition or results of operations.
11. Stockholders’ Equity
     Preferred Stock Purchase Rights
          On August 30, 2005, the Company authorized 600,000 shares of preferred stock, without par value, designated as Series A Junior Participating Preferred Stock (the “Preferred Stock”) and adopted a rights agreement (the “Rights Agreement”) with Wachovia Bank, National Association, as rights agent. Under the Rights Agreement, each common shareholder receives one right to purchase one one-hundredth of a share of the Preferred Stock for each share of common stock owned by the shareholder. Holders of the Rights are entitled to purchase for $8.00 one one-hundredth of one share of the Company’s Preferred Stock in certain limited circumstances involving acquisitions of, or offers for, 15 percent or more of the Company’s common stock. After any such acquisition is completed, each Right entitles its holder to purchase for $8.00 an amount of common stock of the Company, or in certain circumstances securities of the acquirer, having a then current market value of two times the exercise price of the Right. In connection with the Rights Agreement, each one-hundredth of one share of the Preferred Stock will generally be afforded economic rights similar to one share of the Company’s common stock. Prior to the acquisition by a person or group of a 15% or more beneficial interest in the common stock, the Rights are redeemable for $0.0001 per Right, subject to adjustment. The Rights will expire on August 30, 2015 unless they are earlier redeemed, exercised or exchanged by the Company. As of December 2005, there was no preferred stock issued or outstanding.
     Stock Options
          In January 1999, the Company’s Board of Directors approved the terms of the 1999 Stock Incentive Plan (the “Plan”) which authorizes the granting of stock options, including restricted stock, stock appreciation rights, dividend equivalent rights, performance units, performance shares or other similar rights or benefits to employees, directors, consultants and advisors. Options granted under the Plan have a term of ten years and substantially all options vest ratably over a four-year period. In addition, options have been granted to two senior officers (both of whom are no longer officers) pursuant to the 1998 Griffin and Bryson Non-Qualified Stock Incentive Plans. In May 2000 the Board of Directors approved the 2000 Napa Valley Non-Qualified Stock Incentive Plan. At December 31, 2005, the Company had approximately 0.9 million shares available for grant under these incentive plans.
          A summary of the status of the Company’s stock option plans at December 31, 2005 and changes during the years ended December 31, 2005, 2004 and 2003 is presented in the table below:

		Weighted
		Average
	Shares	Exercise Price
	(In thousands except
	exercise price)
Balance, December 31, 2002	4,559	$2.22
Granted	990	1.13
Exercised	(69)	0.49
Cancelled	(532)	3.95

Balance, December 31, 2003	4,948	1.84
Granted	372	1.63
Exercised	(86)	0.47

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted
		Average
	Shares	Exercise Price
	(In thousands except
	exercise price)
Cancelled	(165)	2.93

Balance, December 31, 2004	5,069	1.81
Granted	1,598	1.20
Exercised	(321)	0.53
Cancelled	(542)	1.95

Balance, December 31, 2005	5,804	1.70

     Options outstanding, exercisable and vested by price range at December 31, 2005, are as follows:

					Weighted
		Weighted			Average
		Average	Weighted	Number	Exercise
		Remaining	Average	Vested	Price of
Range of	Number	Contractual	Exercise	And	Options
Exercise Price	Outstanding	Life	Price	Exercisable	Exercisable
(Shares in thousands)
$ 0.27-0.28	53	6.7	$0.28	39	$0.28
0.41 - 0.60	1,333	5.7	0.50	1,117	0.50
0.66 - 0.96	1,522	7.1	0.81	1,048	0.79
1.00 - 1.48	1,114	9.3	1.33	59	1.19
1.53 - 2.22	814	4.7	2.07	707	2.10
2.37 - 3.50	467	6.0	2.66	403	2.69
4.06 - 4.29	307	4.9	4.06	307	4.06
6.25 - 9.13	11	4.9	7.50	11	7.50
10.00 - 14.75	140	3.8	10.04	140	10.04
17.50 - 22.07	41	4.5	18.00	41	18.00
31.25 - 35.00	2	3.6	31.88	2	31.88

	5,804	6.6	1.70	3,874	1.95

     As of December 31, 2004, the number of options outstanding that were vested and exercisable was 3,853,310. These options had a weighted average exercise price of $2.00. As of December 31, 2003, the number of options outstanding that were vested and exercisable was 3,144,119. These options had a weighted average exercise price of $2.19.
          Employee Stock Purchase Plan
          The Company established the 2000 Employee Stock Purchase Plan (the Purchase Plan) under which one million shares of common stock have been reserved for issuance. Full-time employees may designate up to 10% of their compensation, not to exceed 1,000 shares each six-month period, or $25,000 worth of common stock in any one calendar year, which is deducted each pay period for the purchase of common stock under the Purchase Plan. On the last business day of each six-month period, shares of common stock are purchased with the employees’ payroll deductions at 85% of the lesser of the market price on the first or last day of the six-month period. The Purchase Plan will terminate no later than May 2, 2020. During 2005 and 2004, respectively, a total of 90,691 and 115,359 shares of common stock with a weighted average fair value of $0.86 and $1.12, respectively, per share were purchased. At December 31, 2005, 489,004 shares remained available for issuance. Pro forma compensation cost has been computed for the fair value of the employees’ purchase rights, which was estimated using the Black-Scholes model with the following assumptions: expected dividend yields of 0% for 2005, 2004 and 2003; expected life of 0.5 years for 2005, 2004 and 2003; expected

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
volatility of 84.0% for 2005, 84.0% for 2004 and 123.0% for 2003 (based on the volatility period of the purchase plan); and risk-free interest rates of 2.9% for 2005, 1.5% for 2004 and 1.1% for 2003. The weighted-average fair value of those purchase rights granted in 2005, 2004 and 2003, was $0.43, $0.47 and $0.29, respectively.
          Restricted Stock
          In December 2005, the Company approved a restricted stock award of 400,000 shares of common stock to its President and Chief Executive Officer (the CEO) who also serves on the Company’s Board of Directors. The restricted stock grant was made in replacement and cancellation of performance right units granted in December 2003 with respect to 400,000 shares of common stock. The restricted stock shall vest on June 30, 2009, however, 200,000 shares shall vest at such earlier time as a) the monthly average fair market value of the Company’s common stock exceeds $3.00 per share for a period of six consecutive months and b) all of the restricted shares shall vest at such earlier time as certain change in control transactions occur with respect to the Company. The CEO agreed to make an election under Section 83(b) of the Internal Revenue Code with respect to the restricted stock. For retention purposes and in order to defray the tax impact to the CEO of the restricted stock grant, the Company awarded a retention bonus to the CEO in the amount of $285,000, subject to withholdings for income and employment taxes. In the event that the CEO voluntarily terminates his employment with the Company or is terminated by the Company for cause, he will be required to repay the bonus, except that the repayment obligation will lapse with respect to $95,000 of the bonus on each December 31 of 2006, 2007 and 2008.
          The Company recorded additional paid in capital and deferred stock compensation of $768,000 (based on the Company’s share price of $1.92) on the date the original performance units were awarded. The restricted stock grant in December 2005 was accounted for as a modification of the original performance unit grant award and, since the intrinsic value of the award does not exceed either the original award at grant date or the modified award immediately prior to modification, it assumes the original value of the performance awards. The previously unrecognized cost of these shares will be reflected in income on a straight-line basis over the vesting period. Assuming there is no accelerated vesting of the shares, the expense for 2006 is projected to be $0.1 million. This will be included in selling, general and administrative expenses.
          Stock Warrants
          On December 19, 2003, the Company sold to Deutsche Bank (the Transaction) the Senior Secured Note. This Transaction provided, among other things, that the Company issue stock warrants to purchase up to 26,666,667 shares of its common stock at an exercise price of $1.50 per share. The fair value of the warrants was estimated using the Black-Scholes model with the following assumptions as of the Transaction date: expected dividend yield of 0%; expected life of three-years; expected volatility of 135%; and risk-free interest rate of 0.8%. The fair value of the warrants was $40.5 million on the date of the Transaction, and the relative fair value was $21.8 million. On March 11, 2005, pursuant to the terms of a Payoff Letter (the Payoff), by and between the Company and Deutsche Bank AG — London, the Company utilized $26.9 million of proceeds from the sale of substantially all of its enterprise customer base to TelePacific, as well as $13.8 million from cash on hand, to prepay in full the Senior Secured Note (including all outstanding principal and accrued and unpaid interest). In addition, pursuant to the terms of the Payoff, the Company retired all related warrants to acquire up to 26,666,667 shares of the Company’s common stock in connection with the Senior Secured Note, which decreased additional paid in capital by approximately $13.5 million. The fair value of the warrants at the time of extinguishment was calculated using the Black-Scholes model with the following assumptions as of the payoff date: expected dividend yield of 0%; remaining life of 1.8 years; expected volatility of 87%; and risk-free interest rate of 2.7%. The fair value of the warrants was $19.7 million and the relative value was approximately $13.5 million. The prepayment of the Senior Secured Note and the retirement of the related warrants resulted in a $2.1 million loss on the extinguishment of debt. There are no outstanding warrants as of December 31, 2005.

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Adjustment to chairman’s and executives’ options
          On August 17, 2004, the Company amended the terms of option grants previously awarded to certain executive officers. The amendments provided for:
•	immediate vesting of all unvested stock options held by the executive in the event the executive is demoted or employment is involuntarily terminated by the Company or a successor without cause at any time during a twenty-one month period beginning nine months prior to the effective date of a possibility of a future change in control and;

•	extension of the post termination period to exercise such option grants from 90 days to 365 days following termination of executive’s employment. The total number of option grants previously awarded and amended was 824,000 and the total pro forma incremental compensation expense based upon the intrinsic value of the option grants previously awarded to the officers was $117,350 on August 17, 2004.
          Upon a triggering event as defined by the amendment, the Company will record incremental compensation cost related to each of the option grants awarded to the officers. There was no compensation expense recorded for the years ended December 31, 2005 or 2004.
          In October 2003 the Company amended the term of options previously granted to its chairman and also to its chief executive officer. These amendments provided:
•	in the case of the Company’s chairman, the modification provided for (a) accelerated vesting such that each option shall be fully vested and exercisable upon termination of employment period under his employment agreement other than resignation without good cause or termination for cause and (b) to extend post termination exercise period such that it expires on the expiration date of each grant which ranges from September 2008 to December 2011. On the modification date, the Company’s chairman held options to purchase 1,095,694 shares of Company common stock, which had a weighted average exercise price of $2.49 per share and the Company’s stock price was $2.60 per share. As the Company calculated incremental compensation expense of $1.4 million based upon the intrinsic value on the modification date. As there was no separation event as of December 31, 2005 and 2004, there is no compensation expense recognized in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2005 and 2004 and:

•	in the case of the Company’s chief executive officer, the amendment provided for (a) accelerated vesting such that each option shall be fully vested and exercisable upon termination of employment period under his employment agreement other than resignation without good cause or termination for cause and (b) to extend post termination exercise period such that it expires on the expiration date of each grant which ranges from June 2011 to December 2012. On the modification date, the Company’s chief executive officer held options to purchase 500,000 shares of our common stock, which had a weighted average exercise price of $1.43 per share and the Company’s stock price was $4.31 per share. The Company calculated incremental compensation expense of $1.4 million based upon the intrinsic value on the modification date. As there was no separation event as of December 31, 2005 and 2004, there is no compensation expense recognized in the accompanying consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2005 and 2004.

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
12. Income (Loss) Per Share
          Basic and diluted net income (loss) per share information for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
	(Dollars in thousands except
	per share amounts)
Net income (loss)	$8,588	$(75,033)	$(15,250)

Weighted average shares outstanding-basic	37,007	36,655	36,481
Effect of dilutive securities	1,633	—	—

Weighted average shares outstanding-diluted	38,640	36,655	36,481

Net income (loss) per share-basic	$0.23	$(2.05)	$(0.42)

Net income (loss) per share-diluted	$0.22	$(2.05)	$(0.42)

          For the years ended December 31, 2004 and 2003, potential common stock was antidilutive, as it decreased the net loss per share. Accordingly, 1,910,000 and 1,265,000 shares were excluded from the diluted net loss per share calculation for 2004 and 2003, respectively.
13. Income Taxes
          The (benefit from) provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	2005	2004	2003
	(Dollars in thousands)
Current:
Federal	$180	$—	$(949)
State	10	—	(305)
Deferred:
Federal	—	—	(3,966)
State	—	—	(1,280)

	$190	$—	$(6,500)

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          The Company’s provision for (benefit from) income tax differed from the amount computed by applying the statutory Federal income tax rate to income before income taxes as follows:

	2005		2004		2003
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Income tax determined by applying the statutory federal income tax rate to income (loss) before income taxes	$3,072	35.0%	$(26,261)	(35.0)%	$(7,613)	(35.0)%
State income taxes, net of federal income tax benefit	7	0.1	(3,949)	(5.3)	(1,030)	(4.7)
Valuation allowance	(2,990)	(34.1)	30,156	40.2	1,940	8.9
Changes in reserves	—	—	—	—	19	0.1
Other	101	1.2	54	0.1	184	0.8

Provision for (benefit from) income taxes	$190	2.2%	$—	—%	$(6,500)	(29.9)%

The cumulative balance sheet effects of deferred tax items are:

	2005	2004
	(Dollars in thousands)
Trade accounts receivable allowances	$160	$158
Deferred revenue	110	250
Vacation and other accrued expenses	535	332
Restructuring and other reserves	859	1,068
Inventory reserves	—	66
Other reserves	—	174
Tax credits and loss carryforwards	18,471	18,306
Prepaid expenses	298	—
Basis difference on depreciable and amortizable assets	14,499	15,275

Deferred tax asset	34,932	35,629

State taxes	—	(663)
Prepaid expenses	—	(706)
IRU rentals	(2,662)	(2,164)

Deferred tax liability	(2,662)	(3,533)

Net deferred tax asset	32,270	32,096
Valuation allowance	(32,270)	(32,096)

Net deferred tax asset	$—	$—

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
          Management has established a valuation allowance for the portion of net deferred tax assets for which realization is uncertain. The net change in the total valuation allowance for the year ended December 31, 2005 was a increase of $0.2 million. The net change for the year ended December 31, 2004 was an increase of $30.2 million.
          As of December 31, 2005, the Company had net operating loss carry forwards for Federal and state income tax purposes of approximately $42.8 million and $26.9 million, respectively, available to reduce future income subject to income taxes. The Federal net operating loss carry forwards expire beginning in 2021 through 2025. State net operating loss carry forwards will expire beginning in 2014.
          As of December 31, 2005, the Company has unused Federal Alternative Minimum Tax and California Enterprise Zone tax credits of approximately $0.2 million and $2.5 million, respectively, to reduce future Federal and California income taxes. The Federal AMT and the California Enterprise Zone tax credits carry forward indefinitely until utilized.
          Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry forwards in the event of an “ownership change” as defined in Section 382 of the Internal Revenue Code. The Company does not believe that its utilization of net operating loss carryforwards and tax credit carryforwards should be significantly restricted.
14. Related Party Transactions
          Bay Alarm Company (Bay Alarm)
          Bay Alarm (a stockholder of the Company) and its subsidiary, InReach Internet, LLC (InReach), are collectively a large customer of telephone network services, comprising approximately 1.1%, 1.3% and 1.3% of the Company’s revenue for the years ended December 31, 2005, 2004 and 2003, respectively. As of March 11, 2005, Bay Alarm was included in the sale of substantially all of the enterprise customer base to TelePacific, however InReach remains a customer of the Company. As of December 31, 2005 and 2004 the Company had no amounts receivable from InReach.
          The Company leases a facility in Oakland, CA from Bay Alarm. Rents paid under this lease were $354,000, $359,000 and $334,000 for the years ended 2005, 2004 and 2003, respectively. Bay Alarm provides the Company with security monitoring services at its normal commercial rates. The Company has recorded an immaterial amount (less than $100,000) for these services in each of the years ended December 31, 2005, 2004 and 2003. All expenses paid to Bay Alarm are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).
15. Retirement Plan
          The Company has a 401(k) retirement plan (the Plan) for all full-time employees who have completed 90 days of service. The plan year is from January 1 to December 31, and the Company contributes $0.50 for every $1.00 contributed by the employee, subject to a limit of 3 percent of the employee’s salary. Participants become fully vested after six years, although they vest incrementally on an annual basis after two years of service. The Company’s matching contributions were $407,000, $451,000 and $303,000 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
16. Segment Reporting
          Based on criteria established by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has determined that it has one reportable operating segment. While the Company’s chief decision-maker monitors the revenue streams of various services, the revenue streams share many expenses such as leased transport charges and circuits. In addition, operations are managed and financial performance is evaluated based upon the delivery of multiple services over common networks and facilities. This allows the Company to leverage its costs in an effort to maximize return. As a result, the revenue streams share almost all of the various operating expenses. Because management believes that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision-maker does, however, monitor revenue streams at a more detailed level than those depicted in the Company’s accompanying consolidated financial statements.
The significant revenue components for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(Dollars in thousands)
Intercarrier compensation	$36,682	$39,822	$47,062
Direct billings to SP customers	35,583	42,925	44,971
Direct billings to Enterprise customers	4,694	19,526	17,337
Other	13,974	21,733	25,270

	$90,933	$124,006	$134,640

17. Unaudited Quarterly Consolidated Financial Data
The following is a summary of quarterly consolidated financial results for the fiscal years ending 2005, 2004 and 2003.

	March 31	June 30	September 30	December 31
	(Dollars in thousands except per share amounts)
2005:
Revenue	$28,131	$21,869	$22,383	$18,550
Gross margin	$17,565	$12,162	$12,755	$8,716
Net income (loss)	$17,339	$(2,315)	$(126)	$(6,310)
Net income (loss) per share:
Basic	$0.47	$(0.06)	$(0.00)	$(0.17)
Diluted	$0.45	$(0.06)	$(0.00)	$(0.17)
2004:
Revenue	$29,423	$27,837	$31,652	$35,094
Gross margin	$18,931	$16,689	$23,117	$25,435

PAC-WEST TELECOMM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31	June 30	September 30	December 31
	(Dollars in thousands except per share amounts)
Net loss	$(7,165)	$(9,105)	$(3,127)	$(55,636)
Net loss per share:
Basic and Diluted	$(0.20)	$(0.25)	$(0.09)	$(1.52)
2003:
Revenue	$30,515	$45,723	$30,312	$28,090
Gross margin	$19,817	$38,718	$21,483	$18,336
Net income (loss)	$(10,324)	$9,171	$(4,314)	$(9,783)
Net income (loss) per share:
Basic and Diluted	$(0.28)	$0.25	$(0.12)	$(0.27)
The first quarter of 2005 includes a gain on the sale of enterprise customer base of $24.0 million.
The fourth quarter of 2004 includes an impairment of assets charge of $54.9 million.
18. Goodwill and Other Intangible Assets
          During the first quarter of 2004, the Company completed its acquisition of the assets and certain of the liabilities of Sentient Group, Inc., a small provider of fully hosted, managed voice and data services for business communications. The acquisition was accounted for as a purchase and, accordingly, the total estimated purchase price was allocated to the tangible and intangible assets acquired based on their respective fair values on the acquisition date. Intangible assets were recorded for the customer base in the amount of $86,000 and were being amortized over 15 years. As of December 31, 2004, the balance of these intangible assets was $81,000 and was recorded in other assets in the consolidated balance sheet.
          The excess of the cash purchase price, $576,000, over the fair value of tangible and intangible net assets acquired was recorded as goodwill in the amount of $375,000. As of December 31, 2004, the balance of goodwill was reduced to $119,000 as a result of an asset impairment.
          During the second quarter of 2005, the Company sold the assets related to the Sentient Group, Inc. and, accordingly, there were no intangible assets or goodwill related to the Sentient Group, Inc. as of December 31, 2005.

PAC-WEST TELECOMM, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)
FOR THE YEAR ENDED DECEMBER 31, 2005

	Balance at				Balance
	Beginning	Charged to			At
	of	Costs and			End of
Description	Year	Expenses	Deductions		Year
Allowance for doubtful accounts	$366	$278	$276	(1)	$368
Valuation allowance for deferred tax assets	32,096	174	—		32,270
FOR THE YEAR ENDED DECEMBER 31, 2004

	Balance at				Balance
	Beginning	Charged to			At
	of	Costs and			End of
Description	Year	Expenses	Deductions		Year
Allowance for doubtful accounts	$1,560	$(183)	$1,011	(1)	$366
Valuation allowance for deferred tax assets	1,940	30,156	—		32,096
FOR THE YEAR ENDED DECEMBER 31, 2003

	Balance at				Balance
	Beginning	Charged to			At
	of	Costs and			End of
Description	Year	Expenses	Deductions		Year
Allowance for doubtful accounts	$1,660	$192	$292	(1)	$1,560
Valuation allowance for deferred tax assets	—	1,940	—		1,940

(1)	Deductions represent write-offs.
     Schedules other than those listed above have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

PAC-WEST TELECOMM, INC.
Condensed Consolidated Balance Sheets
(In thousands except share and per share data)

	September 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$21,738	$26,681
Trade accounts receivable, net of allowances of $1,034 and $368 at September 30, 2006 and December 31, 2005, respectively	13,770	7,806
Receivable from transition service agreement	270	1,170
Prepaid expenses and other current assets	3,019	3,129

Total current assets	38,797	38,786
Property and equipment, net	43,068	39,458
Other assets, net	787	1,079

Total assets	$82,652	$79,323

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,939	$6,578
Current obligations under notes payable and capital leases	5,404	5,392
Accrued interest	974	2,032
Other accrued liabilities	6,573	8,492

Total current liabilities	23,890	22,494
Senior Notes	36,102	36,102
Notes payable and capital leases, less current portion	11,568	7,418
Other liabilities, net	135	72

Total liabilities	71,695	66,086

Commitments and Contingencies (Note 8)
Stockholders’ Equity:
Preferred stock, no par value, 600,000 shares authorized; none issued and outstanding	—	—
Common stock, $.001 par value; 100,000,000 shares authorized, 37,667,528 and 37,204,093 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	37	37
Additional paid-in capital	191,373	191,319
Accumulated deficit	(180,496)	(177,721)
Accumulated other comprehensive gain (loss)	43	(25)
Deferred stock compensation	—	(373)

Total stockholders’ equity	10,957	13,237

Total liabilities and stockholders’ equity	$82,652	$79,323

See notes to unaudited condensed consolidated financial statements.

PAC-WEST TELECOMM, INC.
Condensed Consolidated Statements of Operations
and Comprehensive Income (Loss)
(Unaudited, in thousands except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues	$26,171	$22,383	$72,827	$72,383

Costs and Expenses:
Network expenses (exclusive of depreciation shown separately below)	9,906	9,628	29,711	29,901
Selling, general and administrative	11,465	13,006	39,987	40,127
Reimbursed transition expenses	(1,501)	(4,470)	(7,171)	(7,318)
Depreciation and amortization	2,980	3,365	8,925	10,349
Restructuring charges, net of reversals	(11)	24	254	630

Total operating expenses	22,839	21,553	71,706	73,689

Income (loss) from operations	3,332	830	1,121	(1,306)
Interest expense, net	1,424	1,091	4,328	5,198
Other (income) expense, net	(298)	216	(314)	154
Gain on sale of enterprise customer base	—	(267)	—	(24,132)
Loss on extinguishment of debt	—	—	—	2,138

Income (loss) before income taxes	2,206	(210)	(2,893)	15,336
Income tax (benefit) expense	(118)	(84)	(118)	438

Net income (loss)	$2,324	$(126)	$(2,775)	$14,898

Basic income (loss) per share	$0.06	$(0.00)	$(0.07)	$0.40
Diluted income (loss) per share	$0.06	$(0.00)	$(0.07)	$0.38

Weighted Average Shares Outstanding:
Basic	37,268	37,132	37,230	36,958
Diluted	37,293	37,132	37,230	38,718

Comprehensive Income (Loss):
Net income (loss)	$2,324	$(126)	$(2,775)	$14,898
Net unrealized (losses) gains on investments, net of tax	(58)	31	(2)	51
Reclassification of net realized losses on sale of investments, net of tax	56	—	70	—

Comprehensive income (loss)	$2,322	$(95)	$(2,707)	$14,949

See notes to unaudited condensed consolidated financial statements.

PAC-WEST TELECOMM, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	Nine Months Ended
	September 30,
	2006	2005
Operating activities:
Net (loss) income	$(2,775)	$14,898
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	8,925	10,349
Amortization of deferred financing costs	171	255
Amortization of discount on notes payable	—	1,262
Stock-based compensation	396	144
Loss on extinguishment of debt	—	2,138
Gain on sale of enterprise customer base	—	(24,132)
Provision for doubtful accounts	764	172
Net loss on disposal of property	18	187
Other	(33)	—
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(6,728)	964
Decrease (increase) in receivable from transition service agreement	900	(2,181)
Decrease in prepaid expenses and other assets	405	2,814
Increase in accounts payable	1,397	417
Decrease in accrued interest	(1,058)	(1,116)
Decrease in other current liabilities and other liabilities	(1,856)	(1,203)

Net cash provided by operating activities	526	4,968

Investing activities:
Purchase of property and equipment	(9,091)	(6,434)
Proceeds from disposal of property and equipment	—	99
Redemptions of short-term investments, net	68	3,547
Proceeds from sale of enterprise customer base	—	26,953
Returned deposits associated with the enterprise customer base sale	—	(3,536)
Other	33	200

Net cash (used in) provided by investing activities	(8,990)	20,829

Financing activities:
Repayments of notes payable	(4,081)	(42,766)
Proceeds from the issuance of common stock	31	225
Principal payments on capital leases	(401)	(518)
Net proceeds from borrowing under notes payable	7,972	1,949

Net cash provided by (used in) financing activities	3,521	(41,110)

Net decrease in cash and cash equivalents	(4,943)	(15,313)

Cash and cash equivalents:
Beginning of Period	26,681	32,265

End of period	$21,738	$16,952

(continued)

PAC-WEST TELECOMM, INC.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in thousands)
(continued)
Nine Months Ended }
September 30, }
2006 2005

	Nine Months Ended
	September 30,
	2006	2005
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$5,843	$5,572
Income taxes	$—	$495
Non-cash Operating and Investing Activities:
Acquisitions of property and equipment included in accounts payable	$2,964	$—
Non-cash Operating and Financing Activities:
Prepaid maintenance agreement financed by notes payable	$335	$—
Non-cash Investing and Financing Activities:
Equipment acquired with capital lease obligations	$297	$—
Equipment acquired with notes payable obligations	$39	$—
See notes to unaudited condensed consolidated financial statements.

PAC-WEST TELECOMM, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006
          The terms the “Company,” “Pac-West,” “we,” “our,” “us,” and similar terms used in this Form 10-Q, refer to Pac-West Telecomm, Inc.
1. Organization and Basis of Presentation
          The Company is an independent provider of integrated communication solutions that enable communication providers to use the Pac-West network and its services as an alternative to building and maintaining their own network. The Company’s customers currently include Internet service providers (ISPs), enhanced communication service providers (ESPs) and other direct providers of communication services to business and residential end-users, collectively referred to as service providers (SPs). On March 11, 2005, the Company sold substantially all of its enterprise customer base to U.S. TelePacific Corp. (TelePacific) while retaining the Company’s associated network assets.
          On November 15, 2006, after considering a variety of restructuring alternatives, including seeking court protection from creditors, and conducting an extensive search for financing sources, the Company completed a comprehensive restructuring of its financial obligations centered around an investment and refinancing provided by Columbia Venture Corporation (Columbia Ventures), a private investment company focused principally on the domestic and international telecommunications industry (see Note 2).
          These accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted for interim financial information in the United States of America pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States of America (US GAAP) for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation for the periods indicated, have been included. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated balance sheet at that date, but does not include all of the information and notes required by US GAAP for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company as of and for the year ended December 31, 2005, included in the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2006.
          Based on criteria established by Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has determined that it has one reportable operating segment. While the Company monitors the revenue streams of its various services, the revenue streams share almost all of the various operating expenses. As a result the Company has determined that it has one reportable operating segment.
          These unaudited condensed consolidated financial statements include the results of operations of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated.
Application of Critical Accounting Policies
          Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses for the reporting period. The Company considers the following accounting policies to be critical policies due to the estimation processes involved in each:
•	revenue recognition;

•	provision for doubtful accounts receivable;

•	estimated settlement of disputed billings;

•	impairment for long-lived assets; and

•	stock-based compensation.
     By their nature, these judgments are subject to an inherent degree of uncertainty. Thus, actual results could differ from estimates made and these differences could be material.
Revenue Recognition. The Company recognizes revenue when:
•	there is pervasive evidence of an arrangement;

•	delivery of the product or performance of the service has occurred;

•	the selling price is fixed and determined; and

•	collectibility is reasonably assured.
          Non-refundable up-front payments received for installation services and installation related costs are recognized as revenue and expensed ratably over the term of the service contracts, generally 24 to 36 months.
          Revenues from service access agreements are recognized as the service is provided, except for intercarrier compensation fees paid by the Company’s intercarrier customers for completion of their customers’ calls through the Company’s network, and access charges paid by carriers for long distance traffic terminated on the Company’s network. The Company’s right to receive this type of compensation is the subject of numerous regulatory and legal challenges. The Company considers such issues in evaluating the four criteria above.
          Some incumbent local exchange carriers (ILECs) with which the Company has interconnection agreements have withheld payments from amounts billed by the Company under their agreements. The process of collection of such intercarrier compensation is subject to complex contracts, regulations and laws, and is routinely the subject of judicial and/or administrative processes. Often, disputes concerning intercarrier compensation are settled by the Company and the ILEC in a manner that results in the Company accepting a portion of what it believes is owed to it.
          Provision for doubtful accounts receivable. Provisions for allowances for doubtful accounts receivable are estimated based upon:
•	historical collection experience;

•	customer delinquencies and bankruptcies;

•	information provided by the Company’s customers;

•	observance of trends in the industry; and

•	other current economic conditions.
          Estimated settlements for disputed billings. During the ordinary course of business, the Company may be billed for carrier traffic for which management believes it is not responsible for. In such instances, the Company may dispute with the appropriate vendor and withhold payment until the matter is resolved. The Company’s current disputes are primarily related to incorrect facility rates or incorrect billing elements that the Company believes are being charged. Management regularly reviews and monitors all disputed items and, based on industry experience, records an accrual that represents what it estimates it may pay to settle the dispute. Although the Company continues to actively try to expedite resolutions, often times the state Public Utilities Commission must become involved to arbitrate such agreements. This process is often not timely and resolutions are often subject to appeal.
          Long-lived assets. In 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates its long-lived assets when events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. When the Company considers an asset to be impaired, it is written down to its estimated fair market value. This is assessed based on factors specific to the type of asset. In assessing the recoverability of these assets, the Company makes assumptions regarding, among other things, estimated future cash flows to determine the fair value of the respective assets. If these estimates and the related assumptions change in the future, the Company may be required to record additional impairment charges for these assets.
          Stock-based compensation. On January 1, 2006, the Company adopted SFAS No. 123R, “Share-Based Payment,” and accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS No. 123R. The Company uses the Black-Scholes option-pricing model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options (expected term), the estimated volatility of its common stock price over the expected term and the number of options that will cancel for failure to complete their vesting requirements (forfeitures). Changes in these assumptions could materially affect the estimate of fair value stock-based compensation and consequently, the related amount recognized on the condensed consolidated statements of operations and comprehensive income (loss).
2. Restructuring of the Company
          On November 15, 2006, the Company completed a comprehensive restructuring of the Company’s financial obligations centered around an investment and refinancing provided by Columbia Ventures, a private investment company focused principally on the domestic and international telecommunications industry.
          As part of the financial restructuring on November 15, 2006, an affiliate of Columbia Ventures purchased the Company’s Senior Secured Credit Facility, which had an outstanding balance at purchase of $8,795,638, from its senior lender, Comerica Bank (Comerica). In connection with this purchase, Comerica assigned its rights and obligations under the Senior Secured Credit Facility to the loan purchaser and, concurrently with such purchase and assignment, such facility was amended and restated to provide, among other things, an increase in the maximum loan commitment to $24,000,000, consisting of an $8,805,638 (Tranche A), a $7,194,361 term loan (Tranche B) and a revolving credit facility of $8,000,000. Tranche A was drawn on November 15, 2006 to fund the purchase from Comerica of the outstanding balance under the Senior Secured Credit Facility and reimburse Comerica for $10,000 in legal expenses associated with the purchase. Tranche B is generally expected to become available to the Company at the later to occur of (1) February 1, 2007, (2) the commercial availability of the Company’s DIDOD product release, and (3) the effective date of a long term binding agreement between the Company and VeriSign, Inc., a strategic alliance partner of the Company. The revolving line of credit is generally expected to become available to the Company after February 1, 2007.
          The Senior Secured Credit Facility is expected to be one of the principal sources of operating funds for the Company. However, there can be no assurance that the conditions to availability of borrowing under the Senior Secured Credit Facility will be satisfied. If such conditions are not satisfied, the Company will not be able to rely on its Senior Secured Credit Facility for operating funds, which may materially and adversely impact its ability to pursue its business plans and objectives.
          In addition, another affiliate of Columbia Ventures purchased 48,158 newly issued shares of Series B-1 Preferred Stock and 830,959 shares of newly issued shares of Series B-2 Preferred Stock, non-voting, convertible preferred stock for $999,999.98. Series B-1 Preferred Stock was issued at closing. The Series B-2 Preferred Stock will be issued upon receipt of shareholder approval of an amendment to the Company’s articles of incorporation to authorize sufficient additional common stock to permit the conversion in full of the Series B-2 Preferred Stock. The Series B-1 and B-2 Preferred Stock are convertible into approximately 51% and 95%, respectively, of the Company’s common stock on a fully-diluted basis, subject to satisfaction of certain conditions, including receipt of requisite regulatory approvals. The Company intends to use the proceeds for working capital and general corporate purposes.
          On November 14, 2006, the Company entered into a letter agreement with SMH Capital Advisors, Inc., an investment advisor who has represented that it has investment discretion with respect to approximately $21.0 million in principal amount of the 13.5% Senior Notes due 2009 (the Senior Notes), in which such investment advisor has agreed to exchange all Senior Notes for which it holds investment discretion for new 13.5% Notes due 2009 (the New Notes) as part of an exchange offer made to all holders of Senior Notes. The exchange is expected to be completed by February 1, 2007. The terms and conditions of the New Notes are expected to be substantially identical to the Senior Notes, except that the New Notes will provide that interest under the New Notes will not be payable until maturity and the holders of the New Notes will have the right to receive payment of all outstanding principal and accrued interest before the holders of the Senior Notes will have the right to receive any outstanding principal. Assuming SMH Capital Advisors, tenders $21.0 million in principal amount into such exchange offer, the affect of this transaction would be to defer payment of $2.9 million of interest in 2007, and $2.9 million of interest in 2008 until maturity, which is February of 2009.
          This communication is not an offer to exchange Senior Notes for New Notes or a solicitation of an offer to exchange Senior Notes for New Notes. The offer to exchange Senior Notes for New Notes is expected to be made pursuant to an exemption from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended, solely by means of an offering circular and disclosure statement and other documents provided to holders of the Senior Notes.
          The Company also reached an agreement with Merrill Lynch Capital to restructure approximately $5.7 million of its obligations to them. Such agreement provides for, among other things, deferral of payments of principal and interest due to them in January and February of 2007, waiver of compliance with certain covenants and a commitment to restructure the maturity date and payment terms on the remaining obligations should certain conditions be met. Pursuant to such agreement, subject to satisfaction of certain conditions, including the condition that both the revolving and term loan facilities under the Senior Secured Credit Facility as amended and restated, are available to the Company, the Company may elect to restructure its current obligations to Merrill Lynch of an aggregate of approximately $5.7 million into a single obligation bearing interest at a rate of 9.11% per annum to be paid over 30 months, with $75,000 due each month for the first 15 months and $125,000 due each month for the next 14 months with the balance due August 1, 2009. If the conditions to such restructuring are not met, the Company must continue to make its currently scheduled payments of principal and interest, with Merrill Lynch reserving all of its current rights and remedies. In addition, under such agreement, the Company agreed to pay Merrill Lynch Capital in respect of the Company’s obligations an amount equal to 20% of any interest savings achieved as a result of the tender of more than $21.0 million in principal amount of Senior Notes as part of the exchange offer the Company intends to conduct in respect of its Senior Notes.
          In addition, the Company reached an agreement with Tekelec, one of its key suppliers, to restructure approximately $1.9 million of its obligation to them. As part of its agreement with Tekelec, the Company paid them $535,000 to settle in full such obligation.
3. Stock-based Compensation
          The Company has stock-based compensation plans that include employee options, restricted stock and an employee stock purchase plan. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. SFAS No. 123R requires the Company to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards, with limited exceptions. Cost is recognized over the period during which an employee is required to provide services (usually the vesting period). The Company previously followed Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” for its stock-based compensation plans and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to disclose pro forma information regarding stock-based compensation based on specified valuation techniques that produce estimated compensation charges.
     As a result of adopting SFAS No. 123R, the Company recorded approximately $90,000 and $292,000 in expense during the three and nine months ended September 30, 2006, respectively. There was no material impact on basic and diluted earnings per share or cash flow from either operations or financing activities due to the adoption of SFAS 123R.

          Total compensation expense recognized for stock-based awards for the three months ended September 30, 2006 and 2005 was $118,000 and $48,000, respectively. Total compensation expense recognized for stock-based awards for the nine months ended September 30, 2006 and 2005 was $396,000 and $140,000, respectively. Total compensation expense recognized for stock-based awards is included in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income (loss). The Company recognized approximately $28,000 and $105,000 for the three and nine months ended September 30, 2006, respectively, related to restricted stock awards. The Company recognized approximately $48,000 and $140,000 for the three and nine months ended September 30, 2005, respectively, related to performance unit awards. Cash received for options exercised during the nine months ended September 30, 2006 and 2005 was $31,000 and $225,000, respectively.
          For the nine months ended September 30, 2006 and the three months ended September 30, 2005, there was no impact on earnings per share from employee stock options since such options were anti-dilutive. Accordingly, for the nine months ended September 30, 2006, 430,226 shares were excluded from the diluted net loss per share calculation. In addition, 1,181,326 shares were excluded from the diluted net loss per share calculation for the three months ended September 30, 2005.
The effect of the change from applying the original provisions of SFAS 123 for the comparison periods are as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005
	(Dollars in thousands except per share
	amounts)
Net (loss) income as reported	$(126)	$14,898
Total stock-based employee compensation included in reported net (loss) income, net of tax	48	140
Total stock-based employee compensation determined under the fair value based method	(168)	(442)

Pro forma	$(246)	$14,596

Basic net income (loss) per common share:
As reported	$(0.00)	$0.40
Pro forma	$(0.01)	$0.39
Diluted net income (loss) per common share:
As reported	$(0.00)	$0.38
Pro forma	$(0.01)	$0.38
Stock Incentive Plans
          In January 1999, the Company’s Board of Directors approved the terms of the 1999 Stock Incentive Plan which authorizes the granting of stock options, including restricted stock, stock appreciation rights, dividend equivalent rights, performance units, performance shares or other similar rights or benefits to employees, directors, consultants and advisors. In addition, options have been granted pursuant to the Non-Qualified Stock Incentive Plans approved in 1998 and 2000. An aggregate of 7,601,750 shares of common stock are currently reserved for option grants under these plans (the Plans). Option awards are generally granted with an exercise price equal to the closing market price of the Company’s stock on the trading day prior to the date of grant; option awards generally vest ratably based on 4 years of continuous service and have 10-year contractual terms. Restricted stock awards vest over 3 to 4 years. Certain options and stock awards provide for accelerated vesting if there is a change in control (as defined by the Plans). Stock options exercised are settled with new issuances of stock.

     As of September 30, 2006, there was $1.4 million of total unrecognized compensation cost related to the nonvested stock-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of shares vested during the three and nine months ended September 30, 2006 was approximately $27,000 and $289,000, respectively. For the periods ended September 30, 2006, there was no stock-based compensation cost capitalized and no tax benefit recognized.
Stock Options
     The fair value of each stock option award granted under the Plans is estimated using the Black-Scholes option-pricing model. The application of this valuation model involves certain assumptions in the determination of compensation expense. The weighted average for key assumptions used in determining the fair value of options granted during the three and nine months ended September 30, 2006 and 2005 are presented as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Expected volatility	108.5%	106.0%	109.6%	106.0%
Risk-free interest rate	5.0%	3.9%	4.8%	3.8%
Expected term	6.2	4.0	6.1	4.0
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
     Historical information was the primary basis for the selection of the expected volatility, dividend yield and the 2005 expected term. The expected term of the options granted during 2006 is calculated as the sum of the vesting term and the original contractual term divided by 2. The risk-free interest rate was selected based upon yields of U.S. Treasury issues with a term equal to the expected life of the option being valued.
     A summary of the option activity under the Plans as of September 30, 2006, and changes during the nine months then ended is presented below:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value
	(000’s)	Price	Term	(000’s)
Outstanding at January 1, 2006	5,804	$1.70
Granted	415	$0.81
Exercised	(16)	$0.50
Cancelled	(549)	$1.24

Outstanding at September 30, 2006	5,654	$1.67	6.0	$0

Vested and exercisable at September 30, 2006	4,042	$1.91	4.8	$0

     The weighted-average fair value of options granted during the three months ended September 30, 2006 and 2005 was $0.46 and $0.64, respectively. The weighted-average fair value of options granted during the nine months ended September 30, 2006 and 2005 was $0.69 and $.90, respectively. The total intrinsic value of options exercised during the three months ended September 30, 2006 and 2005 was approximately $0 and $14,000, respectively. The total intrinsic value of options exercised during the nine months ended September 30, 2006 and 2005 was approximately $6,000 and $193,000, respectively.
Restricted Stock
     As of September 30, 2006 and December 31, 2005, the Company had 400,000 nonvested shares of restricted stock outstanding. The restricted stock vests on June 30, 2009. However, 200,000 shares of restricted stock vest at such earlier time as (a) the monthly average fair market value of the Company’s common stock exceeds $3.00 per share for a period of six consecutive months and (b) all of the shares of restricted stock shall vest at such earlier time as certain change in control transactions occur with respect to the Company. Total compensation expense for the restricted stock award was determined based upon the closing market price on the date of the award multiplied by the number of shares awarded. At September 30, 2006, there was approximately $309,000 of unrecognized compensation expense associated with this award. The Company expects to recognize this expense on a straight-line basis through June 30, 2009 or such shorter period if vesting is accelerated under the terms of the award.
Employee Stock Purchase Plan
     The Company established the 2000 Employee Stock Purchase Plan (the Purchase Plan) under which one million shares of common stock have been reserved for issuance and 441,256 shares remained available for issuance as of September 30, 2006. Full-time employees may designate up to 10% of their compensation, not to exceed 1,000 shares each six-month period, or $25,000 worth of common stock in any one calendar year, which is deducted each pay period for the purchase of common stock under the Purchase Plan. On the last business day of each six-month period, shares of common stock are purchased with the employees’ payroll deductions at 85% of the lesser of the market price on the first or last day of the six-month period. The Purchase Plan will terminate no later than May 2, 2020.
     Since actual purchases occur semi-annually, the Company must, during the first and third quarters of the year, estimate future purchase levels based on observation of historical participation levels. Compensation expense for the periods ended September 30, 2006 and 2005 was computed, for disclosure purposes in 2005 and for recognition in 2006, based on the fair value of the employee’s purchase rights estimated using the Black-Scholes model with the following assumptions:

	First Semi-Annual Period		Second Semi-Annual Period
	2006	2005	2006	2005
Expected volatility	68.0%	84.0%	74.0%	84.0%
Risk-free interest rate	4.4%	2.5%	5.1%	3.2%
Expected term	0.5	0.5	0.5	0.5
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
     Expected volatility is based primarily on historical stock volatility for the most recent period equal to the expected term (which is equal to the actual purchase term). No dividends were expected during these terms and the risk-free interest rate is based on the six-month U.S. Treasury rate in effect at the beginning of the period.
     Compensation expense recognized for the three and nine months ended September 30, 2006 was approximately $5,000 and $13,000, respectively.
4. Concentration of Customers and Suppliers
     For the three and nine months ended September 30, 2006 and 2005, the Company had the following concentrations of revenues and operation costs:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Largest customers: Percentage of total revenue

Customer 1	22.0%	25.2%	28.8%	23.8%
Customer 2	36.3%	14.3%	20.9%	17.4%

Largest supplier: Percentage of network expenses	32.6%	60.2%	37.8%	45.9%

     During each of the comparison periods, no other customers accounted for more than 10% of total revenues. Customer two represented 50.9% of trade accounts receivable as of September 30, 2006 and no other customers represented more than 10% of trade accounts receivable. At December 31, 2005, no customers represented more than 10% of trade accounts receivable.
5. Restructuring Charges
2001 and 2002 Restructuring Plans
     A summary of the activity for the nine months ended September 30, 2006 pertaining to the Company’s 2001 and 2002 restructuring plans, which is included in other accrued liabilities in the accompanying condensed consolidated balance sheets as of September 30, 2006 and December 31, 2005, consist of the following:

	Restructuring	Additional		Restructuring
	Liability	Restructuring		Liability
	as of	Expense	Cash	as of
	31-Dec-05	Incurred	Payments	30-Sep-06
(Dollars in thousands)
Rent expense for vacated premises	$1,915	$16	$(342)	$1,589

     The amount of the reserve for vacated premises is equal to the monthly lease payment of the unoccupied space, less any estimated sublease income, multiplied by the remaining months on the lease. During the nine months ended September 30, 2006, the Company recorded additional restructuring charges of approximately $16,000 due to increased common area operating expenses at the Colorado facility. The final cash payment to be recorded against the restructuring reserve is currently expected to occur in March 2010.
2005 Restructuring Plan
     A summary of the activity for the nine months ended September 30, 2006 pertaining to the Company’s 2005 restructuring plan, which is included in other accrued liabilities in the accompanying condensed consolidated balance sheets as of September 30, 2006 and December 31, 2005, consist of the following:

	Restructuring	Additional		Restructuring
	Liability	Restructuring		Liability
	as of	Expense		as of
	31-Dec-05	Incurred	Cash Payments	30-Sep-06
(Dollars in thousands)
One-time employee termination benefits	$41	$9	$(50)	$—

     The amount of the reserve was for benefits to employees who were involuntarily terminated in connection with the sale of substantially all of the Company’s enterprise customer base to TelePacific on March 11, 2005. Approximately 80 employees were terminated as part of this restructuring plan. During the nine months ended September 30, 2006, the Company recorded additional restructuring charges of approximately $9,000 for employee termination benefits.
     Total cash paid for employee termination benefits and rent expense was approximately $528,000 and $56,000, respectively. Rent expense for vacated premises ended October 2005. The final cash payment for employee termination benefits was recorded against the 2005 restructuring reserve in September 2006.
2006 Restructuring Plan
     In June 2006, the Company implemented another restructuring plan, which included a workforce reduction of approximately 32 employees as part of a cost containment strategy. As a result of implementing this restructuring plan, the Company recorded $238,000 in restructuring charges related to employee termination benefits during the second quarter of 2006. The workforce reduction was completed in June 2006. During the third quarter of 2006 the Company recorded a reduction of termination benefits of approximately $9,000 primarily related to forfeited benefits. The Company anticipates total cash paid for employee termination benefits to be approximately $229,000. The final cash payment to be recorded against the 2006 restructuring reserve is expected to occur in November 2006. A summary of the activity for the nine months ended September 30, 2006 pertaining to the Company’s 2006 restructuring plan which is included in other accrued liabilities in the accompanying condensed consolidated balance sheets as of September 30, 2006 and December 31, 2005, consists of the following:

	Restructuring	Additional		Restructuring
	Liability	Restructuring		Liability
	as of	Expense	Cash	as of
	31-Dec-05	Incurred	Payments	30-Sep-06
(Dollars in thousands)
One-time employee termination benefits	$—	$229	$(214)	$15

6. Income Taxes
     The Company’s effective income tax rate for the three months ended September 30, 2006 and 2005 was 5.3% and 40.0%, respectively. The Company’s effective income tax rate for the nine months ended September 30, 2006 and 2005 was 4.1% and 2.9%, respectively. As of September 30, 2006, there was an income tax receivable of $0.4 million.
     Due to the financial restructuring discussed (See Note 2), the Company believes that it is likely an ownership change, as defined by Section 382 of the Internal Revenue Code, has either occurred or will occur in conjunction with the completion of the transaction. As a result, the Company’s ability to utilize its net operating loss carryforwards in the future may be significantly reduced.
7. Other Comprehensive Income (Loss)
     For the three months ended September 30, 2006 and 2005, there was $58,000 unrealized losses and $31,000 unrealized gains, respectively, of other comprehensive income pertaining to net unrealized investment gains and losses on available-for-sale marketable securities. Reclassifications of net realized losses on sales of investments during the three months ended September 30, 2006 and 2005 was $56,000 and $0, respectively. For the nine months ended September 30, 2006 and 2005, there was $2,000 unrealized losses and $51,000 unrealized gains, respectively, of other comprehensive income pertaining to net unrealized investment gains and losses on available-for-sale marketable securities. Reclassification of net realized losses on sales of investments during the nine months ended September 30, 2006 and 2005 was $70,000 and $0, respectively.
8. Commitments and Contingencies
     The Company has a five-year contract (the Contract) with an ILEC for transport services that expires in November 2006. The Contract requires that the Company meet certain minimum annual usage levels, which if met, trigger monthly credits to the Company. While the Company has met its minimum usage requirements through September 30, 2006, it has done so primarily through providing transition services to TelePacific. Although the TSA ended with TelePacific on September 12, 2006, TelePacific is continuing to migrate the enterprise customer base to its system. Based upon current estimates and given that the Contract ends at the end of November 2006, the Company believes that it will meet certain minimum annual usage levels and therefore will have no need to terminate the Contract and hence not incur a termination fee.
     From time to time, the Company is subject to audits with various tax authorities that arise during the normal course of business. During the third quarter of 2005, the Company received a tax assessment arising from a tax audit amounting to $4.8 million. Subsequent to the third quarter of 2005, the Company filed an appeal against this assessment. The Company believes the resolution to this tax audit will not materially harm its business, financial condition or results of operations.

     There have been no other material developments in the litigation previously reported in the Company’s Annual Report on Form 10-K for the period ended December 31, 2005 as filed with the SEC on March 29, 2006. From time to time, the Company is a party to litigation that arises in the ordinary course of business. The Company believes that the resolution of this litigation, and any other litigation the Company may be involved with in the ordinary course of business, will not materially harm its business, financial condition or results of operations.
9. Related Party Transactions
     Bay Alarm, a significant stockholder of the Company, together with its subsidiary, InReach Internet, LLC (InReach), were customers of the Company. The Bay Alarm customer account was sold with the enterprise customer base to TelePacific on March 11, 2005. Additionally, as of November 2005, InReach was no longer a subsidiary of Bay Alarm and therefore the table below does not reflect revenues received from InReach subsequent to November 2005. Bay Alarm provides the Company with security monitoring services. The Company also leases a facility in Oakland, California from Bay Alarm. Certain information concerning these arrangements is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(Dollars in thousands)
Revenues	$—	$218	$—	$751
Revenues as a percentage of total revenues	—	1.0%	—	1.0%
Security monitoring costs	$12	$7	$29	$26
Oakland property rent payments	$99	$88	$317	$265
     All expenses paid to Bay Alarm are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations and comprehensive income (loss).
10. Debt and interest expense, net
     At September 30, 2006 and December 31, 2005, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2006	2005
	(Dollars in thousands)
Senior Notes	$36,102	$36,102
Capital lease obligations	548	651
Notes payable	16,424	12,159
Less current portion of notes payable and capital leases	(5,404)	(5,392)

	$47,670	$43,520

     The Senior Notes, of which there was $36.1 million in principal amount outstanding at September 30, 2006 and December 31, 2005, mature on February 1, 2009 and bear interest at 13.5% per annum payable in semiannual installments, with all principal due in full on February 1, 2009.
     On November 15, 2006, the Company completed a comprehensive restructuring of its financial obligations centered around an investment and refinancing provided by Columbia Ventures, a private investment company focused principally on the domestic and international telecommunications industry (see Note 2). As part of the financial restructuring, the Company has received a commitment from SMH Capital Advisors, Inc., an investment advisor who has represented to the Company that it has discretion over approximately $21.0 million of the $36.1 million of outstanding principal amount of the Senior Notes to tender into an exchange offer made to all holders of Senior Notes for New Notes expected to be completed prior to February 1, 2007.

     This communication is not an offer to exchange Senior Notes for New Notes or a solicitation of an offer to exchange Senior Notes for New Notes. The offer to exchange Senior Notes for New Notes is expected to be made pursuant to an exemption from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended, solely by means of an offering circular and disclosure statement and other documents provided to holders of the Senior Notes.
     During 2004, the Company entered into a secured financing arrangement with Merrill Lynch Capital (Merrill Lynch), a division of Merrill Lynch Business Financial Services, Inc., pursuant to which the Company could have borrowed up to an aggregate amount of $10.0 million, subject to certain conditions. This financing arrangement was structured in a manner that provided for multiple credit facilities up to an aggregate of $10.0 million with each facility having separate closing dates and repayment schedules. Additional borrowing under this secured financing arrangement expired on December 31, 2004. The principal and accrued interest of each facility is payable in 36 equal monthly installments. The Company has the option to prepay each outstanding facility after 18 months subject to a maximum premium of 3% of the outstanding facility. Interest on each facility was fixed at 5% plus the 3-year swap rate, as published by Bloomberg Professional Services, determined two business days prior to the closing date of each facility. The Company used the proceeds of this financing arrangement to acquire a new telecommunication switch and related equipment, which secure borrowings under this financing arrangement.
     As of September 30, 2006, the Company had borrowed approximately $5.4 million under the Merrill Lynch arrangement under two credit facilities both with interest rates of 8.6%. As of September 30, 2006 and December 31, 2005, the principal balance was $1.7 million and $2.9 million, respectively, and is included under Notes Payable in the above table.
     The Company entered into a second secured financing arrangement with Merrill Lynch during 2005 pursuant to which the Company borrowed $1.9 million in May 2005 and $4.5 million in November 2005 at fixed rates of 8.6% and 9.3%, respectively. In each case the principal and accrued interest is payable in 36 consecutive monthly installments. Principal payments on the May loan commenced July 2005 and the November loan commenced January 2006. The Company has the option to prepay the outstanding balance after 18 months but prior to 24 months subject to a premium of 3%, and if paid thereafter, accompanied by a premium of 1%. The borrowing arrangement is secured by telecommunications switching and computer equipment. As of September 30, 2006 and December 31, 2005 the principal balances of $4.7 million and $6.0 million, respectively, are included in the above table under Notes Payable.
     As part of the financial restructuring, the Company reached an agreement with Merrill Lynch Capital to restructure approximately $5.7 million of its obligations to them. Such agreement provides for, among other things, deferral of payments of principal and interest due to them in January and February of 2007, waiver of compliance with certain covenants and a commitment to restructure the maturity date and payment terms on the remaining obligations should certain conditions be met. In addition, under such agreement, the Company agreed to pay Merrill Lynch Capital in respect of the Company’s obligations an amount equal to 20% of any interest savings achieved as a result of the tender of more than $21.0 million in principal amount of Senior Notes as part of the exchange offer the Company intends to conduct in respect of its Senior Notes (see Note 2).
     In May 2004, the Company completed financing agreements for various network equipment with Cisco Systems, Inc. (Cisco). These financing agreements were comprised of $1.4 million of equipment capital leases and a $1.6 million note payable exchanged for a 36-month maintenance services agreement. As of September 30, 2006 and December 31, 2005, the principal balance for the capital lease portion of the arrangement was $0.3 million and $0.7 million, respectively, and is included in the above table under Capital Lease Obligations. As of September 30, 2006 and December 31, 2005, the principal balance of the note payable was $0.3 million and $0.7 million, respectively, and is included in the above table under Notes Payable. In March 2006, the Company completed a financing agreement with Cisco for various network equipment and related maintenance. This financing agreement was comprised of $0.3 million of equipment capital lease and a $0.2 million note payable exchanged for a 36-month maintenance services agreement. As of September 30, 2006 the principal balance for the capital lease portion of the arrangement was $0.2 million and is included in the above table under Capital Lease Obligations. As of September 30, 2006 the principal balance of the note payable was $0.1 and is included in the above table under Notes Payable. The Company’s obligations to Cisco were not restructured as part of the financial restructuring.

     In November 2005, the Company entered into a Senior Secured Credit Facility with Comerica, which provided for up to $5 million of revolving advances and up to $15 million of term loans, subject to certain conditions. Any revolving advances were not to exceed 80% of eligible accounts receivables and were due and payable in full on November 9, 2007. There were no revolving advances as of September 30, 2006.
     The term loan portion of the Senior Secured Credit Facility, which was to be used within certain limitations to finance capital equipment expenditures and acquisitions or to refinance the Senior Notes, was structured into two tranches; the first included all term loan borrowings through June 9, 2006, at which point it expired, and was payable in thirty equal monthly installments commencing July 1, 2006. The second tranche started June 10, 2006 and continued through January 9, 2007 at which point it expired, and was payable in twenty-three equal monthly installments commencing February 1, 2007.
     Rates for borrowings under the Senior Secured Credit Facility floated and were based, at the Company’s election, at 2.75% above a calculated Eurodollar rate for the revolving advances and 3.75% above a Eurodollar rate for the term loans or Comerica’s prime rate for the revolving advances and Comerica’s prime rate plus 0.5% for the term loans. The Company selected the bank prime rate base for the term loans resulting in an interest rate of 8.75% as of September 30, 2006 and a range of 7.75% to 8.75% during the nine months ended September 30, 2006. Borrowings under the Senior Secured Credit Facility were secured by all personal property of the Company. In addition, the Company was prevented from distributing dividends without the written consent of Comerica and was required to maintain certain financial and restrictive covenants including compensating cash balances. In particular, the Company was required to maintain 80% of all cash balances with Comerica and compensating cash balances of not less than $15.0 million through December 30, 2006, $12.5 million December 31, 2006 through June 29, 2007 and $10.0 million, thereafter. As of September 30, 2006 and December 31, 2005, the term loan principal balance was $9.5 million and $2.5 million, respectively, and is included in the above table under Notes Payable.
     On May 30, 2006, July 31, 2006 and September 25, 2006, the Company entered into amendments to the Senior Secured Credit Facility with Comerica that provided, among other things, that the financial covenants based upon the adjusted quick ratio, the debt service coverage ratio and the total liabilities to effective tangible net worth covenants under the Senior Secured Credit Facility were amended such that the Company would not be required to comply with such covenants as they were in effect prior to the amendments during the compliance periods through and including November 30, 2006; provided that the Company remained in compliance with the minimum cash covenant, which, as amended, required that the Company maintain a minimum balance of cash at Comerica equal to $2.5 million in excess of the outstanding indebtedness. The amendments also provided that the Company could not request additional extensions of credit under the Senior Secured Credit Facility until it was in compliance with all of the financial covenants.
     As part of the financial restructuring, an affiliate of Columbia Ventures purchased the Company’s Senior Secured Credit Facility, which had an outstanding balance at such time of approximately $8.8 million, from Comerica (see Note 2). In connection with this purchase, Comerica assigned its rights and obligations under the Senior Secured Credit Facility to the loan purchaser and, concurrently with such purchase and assignment, such facility was amended and restated to provide, among other things, an increase in the maximum loan commitment to $24.0 million, consisting of Tranche A, an $8.8 million term loan, Tranche B, a $7.2 million term loan, and an $8.0 million revolving credit facility. Tranche A was drawn on November 15, 2006 to fund the purchase from Comerica of the outstanding balance under the Senior Secured Credit Facility and reimburse Comerica for $10,000 in legal expenses associated with the purchase. The availability of the undrawn balance of such revolving and term loan commitments of approximately $8.0 million and $7.2 million, respectively, are subject to certain conditions, the earliest of which could be satisfied on February 1, 2007. However, as of November 15, 2006, the Company obtained access to cash in the amount of approximately $11.3 million previously held by Comerica under the terms of a compensating balance arrangement. As a result of the financial restructuring, the Company classified the majority of the outstanding balance of the Senior Secured Credit Facility as of September 30, 2006 as long-term.

     Interest expense, net for the three and nine months ended September 30, 2006 and 2005 was as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
	(unaudited)		(unaudited)
	(Dollars in thousands)		(Dollars in thousands)
Interest on Senior Notes	$1,218	$1,218	$3,655	$3,655
Accreted discount on Senior Secured Note	—	—	—	1,262
Amortization of deferred financing costs	57	50	171	255
Other interest expense	406	5	1,131	524
Less interest income	(257)	(182)	(629)	(498)

	$1,424	$1,091	$4,328	$5,198

     The weighted average interest rate on short-term borrowings outstanding as of September 30, 2006 and 2005 was 8.44% and 7.21%, respectively.
11. Recent Accounting Pronouncements
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Further, FIN 48 expands the required disclosures associated with such uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact on the financial statements of adopting FIN 48.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 clarifies the definition of fair value, provides enhanced guidance for using fair value to measure assets and liabilities, and requires expanded disclosures about fair value measurements. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its financial position, results of operations, or cash flows.
     In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,” to clarify how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The staff believes that registrants must quantify the impact of correcting all misstatements using two common approaches and would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006.
     In September 2006, the SEC issued new rule No. 33-8732A regarding Executive Compensation and Related Person Disclosure, adopting amendments to the disclosure requirement s for executive and director compensation, related person transactions, director independence and other corporate governance matters and security ownership of officers and directors. Among other changes, the rule requires that disclosure under the amended items generally be provided in plain English. The rule is effective for Forms 8-K for triggering events that occur on or after November 7, 2006, and in Forms 10-K and in any proxy or information statements for fiscal years ending on or after December 15, 2006.

     In order to tender Old Notes, a Holder should mail, hand deliver, send by overnight courier or facsimile (confirmed by physical delivery) a properly completed and duly executed Letter of Transmittal, and any other required documents, to the Exchange Agent at its address or facsimile number set forth below.
Wells Fargo Bank, N.A.
Corporate Trust Services
Sixth and Marquette
MAC N9303-120
Minneapolis, MN 55479
Phone: (612) 316-1445
Fax: 612-667-9825
     Any questions regarding the tendering of Old Notes or requests for assistance or for additional copies of this Offering Circular or related documents may be directed to the Company at the following address and telephone number as set forth below.
Pac-West Telecomm, Inc.

1776 W. March Lane, Suite 250
Stockton, California 95207
Attn: Reid Cox
(209) 926-3300